11/7

08018296

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ancitel Corp Berhad

*CURRENT ADDRESS

**FORMER NAME PROCESSED

**NEW ADDRESS NOV 13 2006

THOMSON FINANCIAL

FILE NO. 82- 03318 FISCAL YEAR 6-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 11/9/06

82-03318

AMSTEEL CORPORATION BERHAD

A Member of The Lion Group (20667-M)

6-30-06
AR/S

Laporan Tahunan 2006 Annual Report

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately. If you have sold or transferred all your ordinary shares in AMSTEEL CORPORATION BERHAD, you should at once hand this Circular to the agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Bursa Malaysia Securities Berhad takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

AMSTEEL CORPORATION BERHAD (20667-M)

(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS

in relation to the

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

The Notice convening the Thirty-First Annual General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 13 November 2006 at 9.15 am is set out in the 2006 Annual Report of the Company. Shareholders are advised to refer to the Notice of the Thirty-First Annual General Meeting and the Form of Proxy which are enclosed in the 2006 Annual Report.

The last date and time for the lodging of the Form of Proxy is 11 November 2006 at 9.15 am.

This Circular is dated 20 October 2006

DEFINITIONS

Except where the context otherwise requires, the following definitions shall apply throughout this Circular:

"Amsteel" or "the Company"	:	Amsteel Corporation Berhad
"Amsteel Group" or "the Group"	:	Amsteel and its subsidiaries
"ACB"	:	Amalgamated Containers Berhad, a 56.64% owned subsidiary of LCB
"ACB Group"	:	ACB and its subsidiaries and associated companies
"Act"	:	The Companies Act, 1965
"AGM"	:	Annual General Meeting
"Bursa Securities"	:	Bursa Malaysia Securities Berhad
"Directors"	:	The board of directors of Amsteel
"director"	:	Shall be as defined in Chapter 10 of the Listing Requirements and reproduced herein in paragraph 2.2
"LCB"	:	Lion Corporation Berhad, a major shareholder of Amsteel deemed interested in 44.67% equity interest in Amsteel by virtue of its direct and indirect shareholding
"LCB Group"	:	LCB and its subsidiaries and associated companies excluding its public listed subsidiary, ACB and its subsidiaries and associated companies
"LDHB"	:	Lion Diversified Holdings Berhad, a major shareholder of Amsteel deemed interested in 44.67% equity interest in Amsteel by virtue of its direct and indirect shareholding
"LDHB Group"	:	LDHB and its subsidiaries and associated companies excluding its public listed subsidiary in Hong Kong, Parkson Retail Group Limited and its subsidiaries and associated companies
"LDP"	:	Lion Development (Penang) Sdn Bhd, a major shareholder of Amsteel deemed interested in 44.67% equity interest in Amsteel by virtue of its indirect shareholding
"LDP Group"	:	LDP and its subsidiaries and associated companies

"LFIB"	:	Lion Forest Industries Berhad, an 80.94% owned subsidiary company of LICB
"LFIB Group"	:	LFIB and its subsidiaries and associated companies
"LHSB"	:	Lion Holdings Sdn Bhd
"LHSB Group"	:	LHSB and its subsidiaries and associated companies
"LICB"	:	Lion Industries Corporation Berhad, a major shareholder of Amsteel deemed interested in 44.67% equity interest in Amsteel by virtue of its direct and indirect shareholding
"LICB Group"	:	LICB and its subsidiaries and associated companies excluding its public listed subsidiary, LFIB and its subsidiaries and associated companies
"LTC"	:	Lion Teck Chiang Limited
"LTC Group"	:	LTC and its subsidiaries and associated companies
"Listing Requirements"	:	The Listing Requirements of Bursa Securities
"major shareholder"	:	Shall be as defined in Chapters 1 and 10 of the Listing Requirements and reproduced herein in paragraph 2.2
"person connected"	:	Shall be as defined in Chapter 1 of the Listing Requirements and reproduced herein in paragraph 2.2
"Proposed Shareholders' Mandate"	:	Proposed general mandate from the shareholders of the Company for the Recurrent Transactions
"Recurrent Transactions"	:	The recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations as described herein in paragraph 3.3 which the Amsteel Group proposes to enter into with persons who are Related Parties
"Related Party" or "Related Parties"	:	The "director", "major shareholder" and/or "person connected" with such director or major shareholder of Amsteel or of its subsidiaries
"related party"	:	Shall be as defined in Chapter 1 of the Listing Requirements and reproduced herein in paragraph 2.2
"related party transaction"	:	Shall be as defined in Chapter 10 of the Listing Requirements and reproduced herein in paragraph 2.2

"SCB"	:	Silverstone Corporation Berhad, an associated company of Amsteel in which Amsteel is deemed interested in 47.02% equity interest by virtue of its direct and indirect shareholding
"SCB Group"	:	SCB and its subsidiaries and associated companies
"Secom"	:	Secom Co Ltd
"Secom Group"	:	Secom and its subsidiaries and associated companies
"2006 Shareholders' Mandate"	:	The Shareholders' Mandate obtained on 14 November 2005 for the Amsteel Group to enter into recurrent related party transactions

CONTENTS

LETTER TO SHAREHOLDERS CONTAINING:

AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

Registered Office:

Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

20 October 2006

Directors:

Jen (B) Tan Sri Dato' Zain Mahmud Hashim *(Non-Independent Non-Executive Chairman)*
Ong Kek Seng *(Managing Director)*
Tan Sri William H.J. Cheng *(Non-Independent Non-Executive Director)*
Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim *(Independent Non-Executive Director)*
Munajat bin Idris *(Independent Non-Executive Director)*
M. Chareon Sae Tang @ Tan Whye Aun *(Non-Independent Non-Executive Director)*
Tan Siak Tee *(Independent Non-Executive Director)*

To: **The Shareholders of Amsteel Corporation Berhad**

Dear Sir/Madam

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

1. INTRODUCTION

On 14 November 2005, the Company obtained the 2006 Shareholders' Mandate for recurrent related party transactions at the Thirtieth AGM of the Company in accordance with Part E, paragraph 10.09 of Chapter 10 of the Listing Requirements.

The 2006 Shareholders' Mandate shall expire at the conclusion of the forthcoming Thirty-First AGM of the Company ("31st AGM") unless it is renewed.

On 15 August 2006, the Directors announced that the Company proposes to procure a general mandate from its shareholders for the Recurrent Transactions at the forthcoming 31st AGM.

The purpose of this Circular is to provide information relating to the Proposed Shareholders' Mandate and to seek your approval on the ordinary resolution to be tabled as special business at the 31st AGM to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 13 November 2006 at 9.15 am or any adjournment thereof.

Disclosure has been made in the 2006 Annual Report of the Company of the breakdown of the aggregate value of transactions conducted pursuant to the 2006 Shareholders' Mandate during the financial year ended 30 June 2006, which amongst others, is based on the following information:

(a) the nature of the recurrent related party transactions entered into; and

(b) the class of related parties involved in the recurrent related party transactions and their relationship with Amsteel.

2. DETAILS OF THE PROPOSED SHAREHOLDERS' MANDATE

2.1 Part E, Paragraph 10.09 of Chapter 10 of the Listing Requirements and Paragraph 4.1.4 of Practice Note No. 12/2001 in relation to the Recurrent Transactions

Under Part E, paragraph 10.09 of Chapter 10 of the Listing Requirements, a listed issuer may seek its shareholders' mandate with regard to recurrent related party transactions which are necessary for the listed issuer's day-to-day operations such as supplies of materials entered into by the listed issuer and/or its subsidiaries subject to the following:

(a) the transactions are in the ordinary course of business and are on terms not more favourable to the related party than those generally available to the public;

(b) the shareholders' mandate is subject to annual renewal and disclosure is made in the annual report of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year where :

i) the consideration, value of the assets, capital outlay or costs of the aggregated transactions is equal to or exceeds RM1 million; or

ii) any one of the percentage ratios of such aggregated transactions is equal to or exceeds 1%,

whichever is the lower;

(c) the listed issuer's circular to shareholders for the shareholders' mandate shall include information set out in Part B of Appendix 10D and Appendix PN 12/2001-A of Practice Note No. 12/2001 of the Listing Requirements. The draft circular must be submitted to Bursa Securities together with a checklist showing compliance with Part B of Appendix 10D and Appendix PN 12/2001-A of Practice Note No. 12/2001 of the Listing Requirements; and

(d) in a meeting to obtain shareholders' mandate, the interested director, interested major shareholder or interested person connected with a director or major shareholder; and where it involves the interests of an interested person connected with a director or major shareholder, such director or major shareholder, must not vote on the resolution approving the transactions. An interested director or interested major shareholder must ensure that persons connected with him abstain from voting on the resolution approving the transactions.

Transactions entered into between Amsteel (or any of its wholly-owned subsidiaries) and its wholly-owned subsidiaries are excluded from the requirements of Part E, of paragraph 10.09 of Chapter 10 of the Listing Requirements.

Paragraph 4.1.4 of Practice Note No. 12/2001 further states that a shareholders' mandate is subject to annual renewal and any authority conferred by a shareholders' mandate shall continue to be in force only until:

(a) the conclusion of the first AGM of the listed issuer following the general meeting at which such shareholders' mandate was passed, at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

(b) the expiration of the period within which the next AGM after that date is required to be held pursuant to Section 143(1) of the Act (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Act); or

(c) revoked or varied by resolution passed by the shareholders in general meeting,

whichever is the earlier.

Accordingly, the Company proposes to procure a general mandate from its shareholders for the Recurrent Transactions for the Amsteel Group to enter into transactions with the Related Parties which are of a revenue or trading nature and necessary for its day-to-day operations, on terms not more favourable to the Related Parties than those generally available to the public and are not detrimental to the minority shareholders.

The Proposed Shareholders' Mandate, if approved, will take effect from the date of the passing of the ordinary resolution relating thereto at the 31st AGM and will continue to be in force until the conclusion of the next AGM of the Company or until the expiration of the period within which the next AGM is required to be held pursuant to Section 143(1) of the Act (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Act) unless revoked or varied by the Company in a general meeting, whichever is the earlier.

2.2 Definitions

The definitions for "director", "major shareholder", "person connected", "related party" and "related party transaction" under the Listing Requirements are as follows:

- director
  - shall have the meaning given in Section 4 of the Act and includes any person who is or was within the preceding 12 months of the date on which the terms of the transaction were agreed upon, a director of the listed issuer or any other company which is its subsidiary or holding company or a chief executive officer of the listed issuer, its subsidiary or holding company.

- major shareholder
  - means a person who has an interest or interests in one or more voting shares in a company and the nominal amount of that share, or the aggregate of the nominal amounts of those shares, is not less than 5% of the aggregate of the nominal amounts of all the voting shares in the company. For the purpose of this definition, "interests in shares" shall have the meaning given in Section 6A of the Act. A major shareholder includes any person who is or was within the preceding 12 months of the date on which the terms of the transaction were agreed upon, a major shareholder of the listed issuer or any other company which is its subsidiary or holding company.

- person connected
  - in relation to a director or a major shareholder, means such person who falls under any one of the following categories:

(a) a member of the director's or major shareholder's family, which "family" shall have the meaning given in Section 122A of the Act;

(b) a trustee of a trust (other than a trustee for an employee share scheme or pension scheme) under which the director, major shareholder or a member of the director's or major shareholder's family is the sole beneficiary;

(c) a partner of the director, major shareholder or a partner of a person connected with that director or major shareholder;

(d) a person who is accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the director or major shareholder;

(e) a person in accordance with whose directions, instructions or wishes the director or major shareholder is accustomed or is under an obligation, whether formal or informal, to act;

(f) a body corporate or its directors which/who is/are accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the director or major shareholder;

(g) a body corporate or its directors whose directions, instructions or wishes the director or major shareholder is accustomed or under an obligation, whether formal or informal, to act;

(h) a body corporate in which the director, major shareholder and/or persons connected with him are entitled to exercise, or control the exercise of, not less than 15% of the votes attached to voting shares in the body corporate; or

(i) a body corporate which is a related corporation.

- related party
  - means a director, major shareholder or person connected with such director or major shareholder.

- related party transaction
  - means a transaction entered into by the listed issuer or its subsidiaries which involves the interests, direct or indirect, of a related party.

3. DETAILS OF RECURRENT TRANSACTIONS

3.1 Background

Amsteel is primarily an investment holding company. Amsteel and its subsidiaries are principally engaged in the business of:

(a) Property - property development and management.

(b) Others - operation of hotel, cultivation of oil palm and rubber, manufacture and sale of steel related products, provision of security services and security related equipment, provision of transportation services, retail and investment holding.

Due to the diversity and size of the Group, it is anticipated that the Group would, in the ordinary course of business, enter into the Recurrent Transactions with classes of Related Parties set out in paragraph 3.2. It is likely that such transactions will occur with some degree of frequency and could arise at any time. Such transactions are described in paragraph 3.3.

The Directors are seeking a general mandate from its shareholders to allow the Group, in its normal course of business, to enter into categories of recurrent related party transactions referred to in paragraph 3.3 with the classes of related parties set out in paragraph 3.2 provided such transactions are made on an arm's length basis and on normal commercial terms of the Group and are on terms not more favourable to the related party than those generally available to the public and are not to the detriment of the minority shareholders.

The details of the Recurrent Transactions pursuant to Part E, paragraph 10.09 of Chapter 10 of the Listing Requirements to be dealt with at the 31st AGM are as set out in paragraph 3.3.

3.2 Classes of Related Parties

The Proposed Shareholders' Mandate will apply to the following classes of related parties:

Related Parties	Note
LCB Group	*i, iii*
SCB Group	*i, iii*
LFIB Group	*i, iii*
LICB Group	*i, iii*
LDHB Group	*i, iii*
ACB Group	*i, iii*
LHSB Group	*i*
LDP Group	*i, iii(b)*
LTC Group	*i, iii*
C. S. Tang & Co	*ii*
Secom Group	iv

The interests of the Related Parties in the Company as at 29 September 2006 are disclosed in section 1 of Appendix I of this Circular.

The abovementioned corporations are Related Parties as they are persons connected (as indicated by the respective Note) with:

Notes:

(i) *Tan Sri William H.J. Cheng (a director and major shareholder of Amsteel) and Datuk Cheng Yong Kim (a major shareholder of Amsteel) who each has a direct interest, and/or indirect interest held via corporations in which Tan Sri William H.J. Cheng and Datuk Cheng Yong Kim each has more than 15% shareholding as set out in Appendix I of this Circular.*

(ii) *Mr M. Chareon Sae Tang (a director of Amsteel) who is a partner of C.S. Tang & Co, a law firm.*

(iii) *the following major shareholders of Amsteel who each has a direct interest, and/or indirect interest held via corporations in which they each has more than 15% shareholding as set out in Appendix I of this Circular:*

(a) *LCB*
(b) *LDP*
(c) *LICB*
(d) *LDHB*

(iv) *Secom (Malaysia) Sdn Bhd, a subsidiary of Amsteel wherein Secom owns 30% equity interest.*

The direct and indirect interests of the interested directors and/or interested major shareholders in Amsteel (hereinafter referred to as "Interested Directors" and "Interested Major Shareholders" respectively) as at 29 September 2006 are as follows:

Name	<----------Shareholding---------->			
	Direct	%	Indirect	%
Interested Directors				
Jen (B) Tan Sri Dato' Zain Mahmud Hashim[(1)]	-	-	-	-
Ong Kek Seng[(2)]	-	-	-	-
Tan Sri William H.J. Cheng ("TSWC")	-	-	629,038,255[(a)]	47.25
M Chareon Sae Tang[(3)]	-	-	-	-
Interested Major Shareholders				
Datuk Cheng Yong Kim	87,000	0.01	595,025,650[(b)]	44.70
LCB	508,147,977	38.17	86,538,473[(c)]	6.50
LDP	-	-	594,686,450[(d)]	44.67
LICB	38,781,283	2.91	555,905,167[(e)]	41.76
LDHB	3,318,501	0.25	591,367,949[(f)]	44.42

Notes:

(Direct; Indirect)- represents interests of the companies concerned in Amsteel

(1) *Jen (B) Tan Sri Dato'. Zain Mahmud Hashim is the Chairman and an employee of a subsidiary of Amsteel, a company in which TSWC has a substantial interest and is therefore deemed to be a person connected with TSWC. Tan Sri Zain is also a director of LFIB and the Chairman of ACB.*

(2) *Ong Kek Seng is the Managing Director and an employee of Amsteel, a company in which TSWC has a substantial interest and is therefore deemed to be a person connected with TSWC.*

(3) *M Chareon Sae Tang is a partner of C.S. Tang & Co, a Related Party as defined in note (ii) of paragraph 3.2.*

(a) *Deemed interested by virtue of Section 6A of the Act held via Sin Seng Investments Pte Ltd (Direct-0.03%; Indirect-Nil), LCB (Direct-38.17%; Indirect-6.50%), Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-Nil), SCB (Direct-2.56%; Indirect-Nil), LICB (Direct-2.91%; Indirect-41.76%), Amsteel Mills Sdn Bhd (Direct-1.44%; Indirect-43.23%) and LDHB (Direct-0.25%; Indirect-44.42%).*

(b) *Deemed interested by virtue of Section 6A of the Act held via Sin Seng Investments Pte Ltd (Direct-0.03%; Indirect-Nil), LCB (Direct-38.17%; Indirect-6.50%), Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-Nil), LICB (Direct-2.91%; Indirect-41.76%), Amsteel Mills Sdn Bhd (Direct-1.44%; Indirect-43.23%) and LDHB (Direct-0.25%; Indirect-44.42%).*

(c) *Deemed interested by virtue of Section 6A of the Act held via Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-Nil), LICB (Direct-2.91%; Indirect-41.76%), Amsteel Mills Sdn Bhd (Direct-1.44%; Indirect-43.23%) and LDHB (Direct-0.25%; Indirect-44.42%).*

(d) *Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-38.17%; Indirect-6.50%), Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-Nil), LICB (Direct-2.91%; Indirect-41.76%), Amsteel Mills Sdn Bhd (Direct-1.44%; Indirect-43.23%) and LDHB (Direct-0.25%; Indirect-44.42%).*

(e) *Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-38.17%; Indirect-6.50%), Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-Nil), Amsteel Mills Sdn Bhd (Direct-1.44%; Indirect-43.23%) and LDHB (Direct-0.25%; Indirect-44.42%).*

(f) *Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-38.17%; Indirect-6.50%), Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-Nil), LICB (Direct-2.91%; Indirect-41.76%) and Amsteel Mills Sdn Bhd (Direct-1.44%; Indirect-43.23%).*

3.3 Nature of Recurrent Transactions

The Recurrent Transactions which will be covered by the Proposed Shareholders' Mandate and the benefits to be derived from them are transactions by the Group relating to the provision of, or obtaining from, the Related Parties, products and services in the normal course of business of the Group comprising the following transactions:

Table 1

Recurrent Transactions which were covered under the 2006 Shareholders' Mandate:

Nature of Recurrent Transactions	Estimated Value[1] (RM'000)	Name of Related Party	Actual Value[2] (RM'000)
Property			
(i) Provision and obtaining of rental of premises[3].	100	LCB Group	11
	1,000	LDHB Group	126
	1,500	LICB Group	783
	50	SCB Group	20
	50	LFIB Group	9
	1,000	ACB Group	620
	3,700		1,569
(ii) Billing for construction related work performed	10,000	LICB Group	-
Plantation and agricultural products			
(i) Provision of landscaping projects/services	3,500	LDP Group	1,634
	200	LCB Group	58
	300	LICB Group	252
	100	ACB Group	-
	4,100		1,944
Other general transactions			
(i) Purchase of lubricating oil and petroleum products (including lubricants for motor vehicles and motorcycles, industrial lubricants, diesel and fuel oil)	100	LFIB Group	12
(ii) Purchase of consumable products	500	LFIB Group	60
(iii) Sale of tools, dies and spare parts	100	SCB Group	17
	8,000	LICB Group	4,957
	8,000	LCB Group	5,669
	500	LFIB Group	103
	500	ACB Group	400
	8,000	LDHB Group	-
	25,100		11,146

Nature of Recurrent Transactions		Estimated Value[1] (RM'000)	Name of Related Party	Actual Value[2] (RM'000)
(iv)	Provision of transportation and forwarding services	8,000	LICB Group	1,643
		30,000	LCB Group	13,001
		50	LFIB Group	1
		1,000	LDHB Group	41
		39,050		14,686
(v)	Obtaining of management support and other related services (including staff training and development, corporate office support and secretarial services)	100	LICB Group	-
		400	LCB Group	40
		100	SCB Group	29
		600		69
(vi)a	Provision of security services and security communication equipment	1,000	LICB Group	230
		200	SCB Group	174
		500	LFIB Group	14
		1,000	LDHB Group	338
		600	LCB Group	93
		100	LHSB Group	-
		50	ACB Group	13
(vi)b	Provision and obtaining of security services and communication equipment	200	Amsteel's subsidiary, Secom (Malaysia) Sdn Bhd	13
		3,650		875
(vii)	Purchase of SECOM sensors and security alarm control panel	2,500	Secom Group	1,266
(viii)	Sale and purchase of steel and steel related products	5,000	LICB Group	2
		12,000	LCB Group	54
		300	ACB Group	67
		17,300		123
(ix)	Obtaining of motor vehicles and related services	100	SCB Group	-
		90	LCB Group	-
		190		-
(x)	Purchase of office equipment, furniture and computer	100	LCB Group	28
		100	LDHB Group	-
		200		28
(xi)	Obtaining of legal services	500	CS Tang & Co.	271
(xii)	Purchase of tyres	1,000	SCB Group	574

Table 2

Recurrent Transactions which were not covered under the 2006 Shareholders' Mandate:

Nature of Recurrent Transactions	Estimated Value[1] (RM'000)	Name of Related Party	Actual Value[2] (RM'000)
Property			
(i) Provision and obtaining of rental of premises[4]	100	LTC Group	72
Other general transactions			
(i) Commission payable on consignment sales	3,000	LDHB Group	2,044

The actual value of these transactions may vary from the estimated value. Details of actual transactions will be disclosed in the annual report. These transactions will be subject to the review procedures as set out in paragraph 3.4.

Notes:

(1) *Estimated annual value for the period from the shareholders' approval at the forthcoming 31st AGM on the Proposed Shareholders' Mandate to the next AGM is based on the aggregate amount over a 12-month period ended 30 June 2006 after taking into consideration the transactions which will be incurred in the foreseeable future.*

(2) *Actual value transacted for the financial year from 1 July 2005 to 30 June 2006.*

(3) *The premises are located at :-*

PREMISES	LOCATION	TENURE	TERM OF PAYMENT
Lot 1, Bukit Raja Industrial Estate, Klang	Selangor	Yearly (Renewable yearly)	Monthly
Wisma Lion, Banting	Selangor	3 Years (Renewable every 3 years)	Monthly
Parkson HQ at Klang Parade	Selangor	Yearly (Renewable yearly)	Monthly

(4) *The premises is located at :-*

PREMISES	LOCATION	TENURE	TERM OF PAYMENT
Lion Industrial Building	Singapore	2 Years (Renewable every 2 years)	Monthly

3.4 Review Procedures for Recurrent Transactions

The Group has established the following methods and procedures to ensure that the Recurrent Transactions are undertaken on an arm's length basis and on normal commercial terms, which are consistent with the Group's usual business practices and policies and are on terms not more favourable to the Related Parties than those extended to third parties/public and are not to the detriment of the minority shareholders:

(a) A list of Related Parties has been circulated within the Amsteel Group and it will be updated for any subsequent changes. The Related Parties have also been notified that all Recurrent Transactions are required to be undertaken on an arm's length basis and on normal commercial terms.

(b) Recurrent Transactions will be reviewed and authorised by the following parties:

Equal to or exceeding (per purchase contract or purchase order) (RM)	But less than (per purchase contract or purchase order) (RM)	Authority Levels
	<1,000,000	Accountant/Chief Accountant/Financial Controller + General Manager
1,000,000	<5,000,000	General Manager + Managing Director/ Executive Director/Director
5,000,000 and above		Audit Committee

If a member of the Audit Committee has an interest, as the case may be, he will abstain from any decision making by the Audit Committee in respect of the said transaction.

(c) Records will be maintained by the Amsteel Group to capture all Recurrent Transactions which are entered into pursuant to the Proposed Shareholders' Mandate.

(d) The annual internal audit plan shall incorporate a review of the Recurrent Transactions which will be entered into pursuant to the Proposed Shareholders' Mandate to ensure that relevant approvals have been obtained and review procedures in respect of such transactions are adhered to.

(e) The Audit Committee shall review the internal audit reports to ascertain that the guidelines and procedures established to monitor the Recurrent Transactions have been complied with.

(f) The Board and the Audit Committee shall have overall responsibility for the determination of the review procedures with authority to sub-delegate to individuals or committees within the Group as they deem appropriate. Such review methods and procedures may be modified, supplemented or replaced from time to time by the Audit Committee.

(g) The transaction prices, terms and conditions are determined as follows:

i) by the prevailing market forces, under similar commercial terms for transactions with third parties which depend on the demand and supply of the products/services in the market.

ii) on an arm's length basis and on normal commercial terms and on terms not more favourable to the related party than those generally available to the public. Due consideration shall be given to price, payment, quality, delivery and service in order to maximise benefits for any purchase under the transactions.

iii) on competitive commercial terms. The Amsteel Group shall identify various sources of supply to secure at least three quotations which shall be documented in the "Price Comparison Summary cum Approval Form". In the event less than three quotations are available for comparison due to limited sources of supply or potential suppliers' unwillingness to quote, reference shall be made to published market reports, if available, pertaining to transactions of similar products concluded in other markets.

iv) by evaluating and shortlisting vendors prior to price negotiations by the Purchasing Department, based on the following criteria:

a. price competitiveness
b. quality
c. experience
d. delivery/service
e. credit term
f. technical capability
g. financial strength

After price negotiation, the Purchasing Department shall recommend the selection of potential/successful supplier for approval by appropriate authority.

v) where appropriate, by conducting a valuation or appraisal of the market value of a transaction by an independent expert and by obtaining additional quotations from third parties for the purpose of performing an independent and balanced assessment, evaluation and comparison of the price, terms and conditions prior to making a decision to enter into the transaction.

vi) when quality, payment and other terms and conditions are equal, by the awarding of an order/contract to the supplier with the lowest negotiated price.

vii) by evaluating the vendors' performance via feedback from user departments with regard to delivery performance, quality of material and after sales service.

3.5 Rationale for the Proposed Shareholders' Mandate and Benefit to the Amsteel Group and its Shareholders

The provision of services, property development and management, trading and distribution businesses in the different sectors described in paragraph 3.1 are the principal businesses of the Group. The classes of Related Parties listed in paragraph 3.2 are also involved substantially, if not principally, in one or more of these businesses. It is therefore in the interests of the Group to transact with such Related Parties (in addition to their transactions with third parties in the ordinary course of business) so that the Group can enjoy synergistic benefits. In addition, the Group is able to provide management and support services to the Related Parties at competitive prices. Given the complementary nature of the activities of the members of the Group and the activities of the Related Parties, as well as the fact that such activities are in the ordinary course of business of both the Group and the Related Parties, it is anticipated that the Recurrent Transactions would occur on a frequent and recurrent basis.

The Proposed Shareholders' Mandate, if approved by the shareholders, would therefore eliminate the need to make announcements to Bursa Securities or to convene separate general meetings from time to time to seek shareholders' approval as and when potential Recurrent Transactions with the specified class of Related Parties arise. This will reduce substantially the administrative time and expenses in convening such meetings, without compromising the corporate objectives and adversely affecting the business opportunities available to the Group.

In relation to the Group's property activities, the time allotted to prepare a tender may not be sufficient to prepare the documents and hold a general meeting to obtain shareholders' approval. Further, if separate shareholders' approval were to be obtained in respect of each and every tender, the detailed information required by the Listing Requirements to be disclosed in a circular to shareholders could be of great value to the Group's competitors and a disadvantage to the Group.

The Proposed Shareholders' Mandate is intended to facilitate transactions in the normal course of business of the Group which are transacted from time to time with the specified classes of Related Parties, provided that they are carried out on an arm's length basis and on the Group's normal commercial terms and that they are not detrimental to the minority shareholders.

3.6 Audit Committee Statement

The Audit Committee of the Company has seen and reviewed the procedures mentioned in paragraph 3.4 and is of the view that the said procedures are sufficient to ensure that the Recurrent Transactions are not more favourable to the Related Parties than those generally available to the public and are not to the detriment of the minority shareholders.

4. CONDITION OF THE PROPOSED SHAREHOLDERS' MANDATE

The Proposed Shareholders' Mandate is subject to the approval of the shareholders at the 31st AGM.

5. FINANCIAL EFFECTS OF THE PROPOSED SHAREHOLDERS' MANDATE

The Proposed Shareholders' Mandate is not expected to have any effect on the issued and paid-up share capital, earnings and net assets of the Amsteel Group.

6. ABSTENTION FROM VOTING

The Interested Directors have abstained and will continue to abstain from board deliberation and voting on the resolution on the Proposed Shareholders' Mandate. The Interested Directors, Interested Major Shareholders (as set out in paragraph 3.2) and persons connected with the Interested Directors or Interested Major Shareholders who have interests, direct or indirect, in the Recurrent Transactions will abstain from voting in respect of their direct and/or indirect shareholdings on the resolution relating to the Proposed Shareholders' Mandate at the 31st AGM. The interests of the persons connected with the Interested Directors and Interested Major Shareholders ("Persons Connected") in the Company as at 29 September 2006 are as detailed below:

Persons Connected	Direct		Indirect	
	No. of Shares	%	No. of Shares	%
Puan Sri Datin Hajjah Salifah bt Mohd Esa [(i)]	53,321	0.004	-	-
Puan Sri Chan Chau Ha @ Chan Chow Har [(ii)]	75,200	0.006	339,200[(a)]	0.03
Datin Ng Seok Kuan [(iii)]	240	*	-	-
Cheng Chai Hai [(iv)]	102,600	0.008	-	-
Cheng Yoong Choong [(v)]	1,000	*	-	-
Cheng Wei Meng [(vi)]	2,800	*	-	-
Joseph Thiang Thin Poh [(vii)]	2,063	*	-	-
Limpahjaya Sdn Bhd [(viii)]	25,226,758	1.90	-	-
Lion Realty Pte Ltd [(ix)]	-	-	594,686,450[(b)]	44.67
SCB [(viii)]	34,012,605	2.56	-	-
Sin Seng Investments Pte Ltd [(viii)]	339,200	0.03	-	-
Horizon Towers Sdn Bhd [(viii)]	-	-	594,686,450[(b)]	44.67
Amsteel Mills Sdn Bhd [(viii)]	19,211,931	1.44	575,474,519[(c)]	43.23
LLB Steel Industries Sdn Bhd [(viii)]	-	-	594,686,450[(b)]	44.67
Steelcorp Sdn Bhd [(viii)]	-	-	594,686,450[(b)]	44.67
LDH (S) Pte Ltd [(viii)]	-	-	594,686,450[(b)]	44.67

Notes:

* *Negligible*

(Direct; Indirect)- represents interests of the companies concerned in Amsteel.

[(a)] *Deemed interested by virtue of Section 6A of the Act held via Sin Seng Investments Pte Ltd (Direct-0.03%; Indirect-Nil).*

[(b)] *Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-38.17%; Indirect-6.50%), Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-Nil), LICB (Direct-2.91%; Indirect-41.76%), Amsteel Mills Sdn Bhd (Direct-1.44%; Indirect-43.23%) and LDHB (Direct-0.25%; Indirect-44.42%).*

[(c)] *Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-38.17%; Indirect-6.50%), Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-Nil), LICB (Direct-2.91%; Indirect-41.76%) and LDHB (Direct-0.25%; Indirect-44.42%).*

The abovenamed persons are connected with the Interested Directors and/or Interested Major Shareholders by virtue of the following:

(i) Puan Sri Datin Hajjah Salifah bt Mohd Esa is the spouse of Jen (B) Tan Sri Dato' Zain Mahmud Hashim;

(ii) Puan Sri Chan Chau Ha @ Chan Chow Har is the spouse of Tan Sri William H.J. Cheng ("TSWC");

(iii) Datin Ng Seok Kuan is the spouse of Datuk Cheng Yong Kim ("DAC");

(iv) Cheng Chai Hai is the sister of TSWC;

(v) Cheng Yoong Choong is the brother of DAC;

(vi) Cheng Wei Meng is the sister of DAC;

(vii) Joseph Thiang Thin Poh is the brother-in-law of DAC;

(viii) Limpahjaya Sdn Bhd, SCB, Sin Seng Investments Pte Ltd, Horizon Towers Sdn Bhd, Amsteel Mills Sdn Bhd, LLB Steel Industries Sdn Bhd, Steelcorp Sdn Bhd and LDH (S) Pte Ltd are companies in which TSWC and DAC each has more than 15% equity interest.

(ix) Lion Realty Pte Ltd is a company in which DAC has direct interest of 15.02%.

The Interested Directors and Interested Major Shareholders will undertake to ensure that the Persons Connected will abstain from voting on the resolution, in respect of their direct and indirect interests, relating to the Proposed Shareholders' Mandate at the 31st AGM.

Save as disclosed above, none of the other Directors and major shareholders or persons connected with them has any interest, direct or indirect, in the Proposed Shareholders' Mandate.

7. DIRECTORS' RECOMMENDATION

The Directors (with the exception of the Interested Directors) are of the opinion that the Proposed Shareholders' Mandate is in the best interests of the Group. For the reasons stated in paragraph 3.5, the Directors (with the exception of the Interested Directors) recommend that shareholders vote in favour of the ordinary resolution in respect of the Proposed Shareholders' Mandate to be tabled at the 31st AGM.

8. AGM

The 31st AGM, as convened by the notice incorporated in the 2006 Annual Report, will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 13 November 2006 at 9.15 am.

9. FURTHER INFORMATION

Shareholders are requested to refer to the attached Appendix II contained in this Circular for further information.

Yours faithfully
For and on behalf of the Directors
AMSTEEL CORPORATION BERHAD

MUNAJAT BIN IDRIS
Independent Director

1. INTERESTS OF RELATED PARTIES SET OUT IN PARAGRAPH 3.2 AS AT 29 SEPTEMBER 2006 IN THE COMPANY

	Related Party	Shareholding			
		Direct	%	Indirect	%
1	LCB through its subsidiary: Limpahjaya Sdn Bhd	508,147,977 25,226,758	38.17 1.90	86,538,473 [(a)] -	6.50 -
2	SCB	34,012,605	2.56	-	-
3	LICB through its subsidiaries: Amsteel Mills Sdn Bhd	38,781,283 19,211,931	2.91 1.44	555,905,167 [(b)] 575,474,519 [(c)]	41.76 43.23
4	LDHB	3,318,501	0.25	591,367,949 [(e)]	44.42
5	LDP	-	-	594,686,450 [(d)]	44.67

Notes:

(Direct; Indirect) - represents interests of the companies concerned in Amsteel.

(a) *Deemed interested by virtue of Section 6A of the Act held via Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-Nil), LICB (Direct-2.91%; Indirect-41.76%), Amsteel Mills Sdn Bhd (Direct-1.44%; Indirect-43.23%) and LDHB (Direct-0.25%; Indirect-44.42%).*

(b) *Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-38.17%; Indirect-6.50%), Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-Nil), Amsteel Mills Sdn Bhd (Direct-1.44%; Indirect-43.23%) and LDHB (Direct-0.25%; Indirect-44.42%).*

(c) *Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-38.17%; Indirect-6.50%), Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-Nil), LICB (Direct-2.91%; Indirect-41.76%) and LDHB (Direct-0.25%; Indirect-44.42%).*

(d) *Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-38.17%; Indirect-6.50%), Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-Nil), LICB (Direct-2.91%; Indirect-41.76%), Amsteel Mills Sdn Bhd (Direct-1.44%; Indirect-43.23%) and LDHB (Direct-0.25%; Indirect-44.42%).*

(e) *Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-38.17%; Indirect-6.50%), Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-Nil), LICB (Direct-2.91%; Indirect-41.76%) and Amsteel Mills Sdn Bhd (Direct-1.44%; Indirect-43.23%).*

Other than as disclosed above, none of the other Related Parties held any shares, direct or indirect in the Company.

2. INTERESTS OF THE INTERESTED DIRECTORS AND INTERESTED MAJOR SHAREHOLDERS AS AT 29 SEPTEMBER 2006 IN THE RELATED PARTIES SET OUT IN PARAGRAPH 3.2

i) Tan Sri William H.J. Cheng ("TSWC")

(Direct; Indirect)- represents interests of the companies concerned in the respective Related Parties.

a) LCB Group

Deemed interested by virtue of Section 6A of the Act held via William Cheng Sdn Bhd (Direct-0.17%; Indirect-5.84%), LHSB (Direct-1.45%; Indirect-4.38%), LDHB (Direct-0.04%; Indirect-22.56%), LICB (Direct-0.17%; Indirect-22.70%), Bayview Properties Sdn Bhd (Direct-negligible; Indirect-nil), Lion Management Sdn Bhd (Direct-0.22%; Indirect-negligible), Horizon Towers Sdn Bhd (Direct-36.76%; Indirect-nil), Lancaster Trading Company Limited (Direct-0.28%; Indirect-5.84%), Araniaga Holdings Sdn Bhd (Direct-negligible; Indirect-nil), Panoron Sdn Bhd (Direct-negligible; Indirect-1.08%), Happyvest (M) Sdn Bhd (Direct-0.01%; Indirect-4.20%), Finlink Holdings Sdn Bhd (Direct-0.10%; Indirect-nil), Teck Bee Mining (M) Sendirian Berhad (Direct-0.17%; Indirect-nil), Tirta Enterprise Sdn Bhd (Direct-1.08%; Indirect-nil), Amanvest (M) Sdn Bhd (Direct-3.02%; Indirect-0.10%), Lion Holdings Pte Ltd (Direct-0.03%; Indirect-negligible), Viewtrain Company Limited (Direct-0.08%; Indirect-nil), Billion Grow Limited (Direct-0.06%; Indirect-nil), LDP (Direct-0.25%; Indirect-36.98%), Trillionvest Sdn Bhd (Direct-0.09%; Indirect-nil), SCB (Direct-0.38%; Indirect-nil, and 710,250 Warrants), Projek Jaya Sdn Bhd (Direct-negligible; Indirect-nil, and 3,000 Warrants), Ceemax Electronics Sdn Bhd (Direct-0.02%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-0.10%; Indirect-22.60%), Exuniq Sdn Bhd (Direct-0.42%; Indirect-nil, and 16,305,027 Warrants), LDH (S) Pte Ltd (Direct-22.56%; Indirect-nil), Sims Holdings Sdn Bhd (Direct-3.83%; Indirect-0.08%), Amsteel (Direct-0.07%; Indirect-1.84%), Umatrac Enterprises Sdn Bhd (Direct-1.37%; Indirect-nil, and 24,773,287 Warrants), Sin Seng Investments Pte Ltd (Direct-negligible, Indirect-nil), Actual Best Limited (Direct-0.05%; Indirect-nil), 245,000 Options and 42,160,189 Warrants.

b) SCB Group

Deemed interested by virtue of Section 6A of the Act held via William Cheng Sdn Bhd (Direct-0.07%; Indirect-8.23%), Lancaster Trading Company Limited (Direct-0.09%; Indirect-8.23%), Horizon Towers Sdn Bhd (Direct-0.02%; Indirect-50.41%), Amsteel (Direct-28.86%; Indirect-18.16%), LFIB (Direct-0.05%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-3.34%; Indirect-47.07%), Sin Seng Investments Pte Ltd (Direct-0.02%; Indirect-nil), Ceemax Electronics Sdn Bhd (Direct-negligible; Indirect-nil), LHSB (Direct-5.89%; Indirect-2.34%), Amanvest (M) Sdn Bhd (Direct-0.16%; Indirect-nil), Araniaga Holdings Sdn Bhd (Direct-negligible; Indirect-nil), Lion Holdings Pte Ltd (Direct-0.01%; Indirect-0.02%), Teck Bee Mining (M) Sendirian Berhad (Direct-negligible; Indirect-nil), Tirta Enterprise Sdn Bhd (Direct-2.18%; Indirect-nil), LCB (Direct-negligible; Indirect-50.41%) and Umatrac Enterprises Sdn Bhd (Direct-18.16%; Indirect-nil).

c) LFIB Group

Deemed interested by virtue of Section 6A of the Act held via Happyvest (M) Sdn Bhd (Direct-0.08%; Indirect-0.11%), Panoron Sdn Bhd (Direct-0.11%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-58.28%[(1)]; Indirect-nil) and LICB (Direct-22.66%; Indirect-58.28 %[(1)]).

d) LICB Group

Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct-0.47%; Indirect-nil), Horizon Towers Sdn Bhd (Direct-0.02%; Indirect-41.92%), LHSB (Direct-0.14%; Indirect-0.48%), Tirta Enterprise Sdn Bhd (Direct-0.01%; Indirect-nil), Lion Management Sdn Bhd (Direct-0.43%; Indirect-nil), LDP (Direct-0.03%; Indirect-42.37%), Trillionvest Sdn Bhd (Direct-0.03%; Indirect-nil), SCB (Direct-0.02%; Indirect-nil), LCB (Direct-25.90%; Indirect-16.02%), PMB Jaya Sdn Bhd (Direct-0.18%; Indirect-nil), Lion Construction & Engineering Sdn Bhd (Direct-1.06%; Indirect-0.18%), Sin Seng Investments Pte Ltd (Direct-0.01%; Indirect-nil); Bright Steel Sdn Bhd (Direct-0.13%; Indirect-nil); Megasteel Sdn Bhd (Direct-14.63%; Indirect-nil) and LDHB (Direct-3.40%; Indirect-41.92%).

e) LDHB Group

Deemed interested by virtue of Section 6A of the Act held via Likom Computer System Sdn Bhd (Direct-0.92%; Indirect-nil), LDP (Direct-0.15%; Indirect-42.22%, and 36,000,000 RCULS), Narajaya Sdn Bhd (Direct-17.77%; Indirect-nil), LCB (Direct-0.55%; Indirect-23.90%, and 36,000,000 RCULS), Amsteel Mills Sdn Bhd (Direct-17.75%; Indirect-nil), LICB (Direct-6.14%; Indirect-17.76%, and 36,000,000 RCULS), SCB (Direct-0.01%; Indirect-nil), Ributasi Holdings Sdn Bhd (Direct-3.32%; Indirect-nil), Lion Holdings Pte Ltd (Direct-0.90%; Indirect-0.01), Sin Seng Investments Pte Ltd (Direct-0.01%; Indirect-nil) and 36,000,000 RCULS.

f) ACB Group

Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-55.36%; Indirect-1.28%) and Limpahjaya Sdn Bhd (Direct-1.28%; Indirect-nil).

g) LHSB Group

Deemed interested by virtue of Section 6A of the Act held via William Cheng Sdn Bhd (Direct-40%; Indirect-20%), Lancaster Trading Company Limited (Direct-20%; Indirect-nil) and Utara Enterprise Sdn Bhd (Direct-20%; Indirect-nil).

h) LDP Group

Deemed interested by virtue of Section 6A of the Act held via Utara Enterprise Sdn Bhd (Direct-1%; Indirect-nil).

i) LTC Group

Deemed interested by virtue of Section 6A of the Act held via LHSB (Direct-6.36%; Indirect-nil), Andalas Development Sdn Bhd (Direct-3.17%; Indirect-nil), The Brooklands Selangor Rubber Company Limited (Direct-3.57%; Indirect-3.17%), Angkasa Marketing (Singapore) Pte Ltd (Direct-6.39%; Indirect-nil), SCB (Direct-0.06%; Indirect-nil), LICB (Direct-0.02%; Indirect-15.29%) and Umatrac Enterprises Sdn Bhd (Direct-2.09%; Indirect-nil).

Other than as disclosed above, TSWC also has direct shareholding in LCB (0.05%), SCB (negligible), LDHB (12.42%) and LDP (49%).

ii) Datuk Cheng Yong Kim ("DAC")

(Direct; Indirect)- represents interests of the companies concerned in the respective Related Parties.

a) LCB Group

Deemed interested by virtue of Section 6A of the Act held via LHSB (Direct-1.45%; Indirect-4.38%), Finlink Holdings Sdn Bhd (Direct-0.10%; Indirect-nil), Teck Bee Mining (M) Sendirian Berhad (Direct-0.17%; Indirect-nil), Tirta Enterprise Sdn Bhd (Direct-1.08%; Indirect-nil), Lion Management Sdn Bhd (Direct-0.22%; Indirect-negligible), Horizon Towers Sdn Bhd (Direct-36.76%; Indirect-nil), Araniaga Holdings Sdn Bhd (Direct-negligible; Indirect-nil), Panoron Sdn Bhd (Direct-negligible; Indirect-1.08%), Happyvest (M) Sdn Bhd (Direct-0.01%; Indirect-4.20%), Amanvest (M) Sdn Bhd (Direct-3.02%; Indirect-0.10%), Billion Grow Limited (Direct-0.06%; Indirect-nil), Bayview Properties Sdn Bhd (Direct-negligible; Indirect-nil), LDP (Direct-0.25%; Indirect-36.98%), Viewtrain Company Limited (Direct-0.08%; Indirect-nil), Lion Realty Pte Ltd (Direct-0.69%; Indirect-43.07) and Sin Seng Investments Pte Ltd (Direct-negligible, Indirect-nil).

b) SCB Group

Deemed interested by virtue of Section 6A of the Act held via LHSB (Direct-5.89%; Indirect-2.34%), Amsteel (Direct-28.86%; Indirect-18.16%), LFIB (Direct-0.05%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-3.34%; Indirect-47.07%), Horizon Towers Sdn Bhd (Direct-0.02%; Indirect-50.41%), Amanvest (M) Sdn Bhd (Direct-0.16%; Indirect-nil), Araniaga Holdings Sdn Bhd (Direct-negligible; Indirect-nil), Teck Bee Mining (M) Sendirian Berhad (Direct-negligible; Indirect-nil), Tirta Enterprise Sdn Bhd (Direct-2.18%; Indirect-nil), Sin Seng Investments Pte Ltd (Direct-0.02%; Indirect-nil), LCB (Direct-negligible; Indirect-50.41%) and Umatrac Enterprises Sdn Bhd (Direct-18.16%; Indirect-nil).

c) LFIB Group

Deemed interested by virtue of Section 6A of the Act held via Happyvest (M) Sdn Bhd (Direct-0.08%; Indirect-0.11%), Amsteel Mills Sdn Bhd (Direct-58.28%[1]; Indirect-nil), LICB (Direct-22.66%; Indirect-58.28 %[1]) and Panoron Sdn Bhd (Direct-0.11%; Indirect-nil).

d) LICB Group

Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct-0.47%; Indirect-nil), Horizon Towers Sdn Bhd (Direct-0.02%; Indirect-41.92%), LHSB (Direct-0.14%; Indirect-0.48%), Tirta Enterprise Sdn Bhd (Direct-0.01%; Indirect-nil), Lion Management Sdn Bhd (Direct-0.43%; Indirect-nil), LDP (Direct-0.03%; Indirect-42.37%), Sin Seng Investments Pte Ltd (Direct-0.01%; Indirect-nil), SCB (Direct-0.02%; Indirect-nil), LCB (Direct-25.90%; Indirect-16.02%), Lion Construction & Engineering Sdn Bhd (Direct-1.06%; Indirect-0.18%), Bright Steel Sdn Bhd (Direct-0.13%; Indirect-nil); Megasteel Sdn Bhd (Direct-14.63%; Indirect-nil), PMB Jaya Sdn Bhd (Direct-0.18%; Indirect-nil) and 245,000 Options.

e) LDHB Group

Deemed interested by virtue of Section 6A of the Act held via LDP (Direct-0.15%; Indirect-42.22%, and 36,000,000 RCULS), Narajaya Sdn Bhd (Direct-17.77%; Indirect-nil), LCB (Direct-0.55%; Indirect-23.90%, and 36,000,000 RCULS), Amsteel Mills Sdn Bhd (Direct-17.75%; Indirect-nil), LICB (Direct-6.14%; Indirect-17.76%, and 36,000,000 RCULS), SCB (Direct-0.01%; Indirect-nil), Sin Seng Investments Pte Ltd (Direct-0.01%; Indirect-nil) and 38,437,800 RCULS.

f) <u>ACB Group</u>

Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-55.36%; Indirect-1.28%) and Limpahjaya Sdn Bhd (Direct-1.28%; Indirect-nil).

g) <u>LHSB Group</u>

Deemed interested by virtue of Section 6A of the Act held via Lion Realty Pte Ltd (Direct-19.17%; Indirect-nil).

h) <u>LDP Group</u>

Deemed interested by virtue of Section 6A of the Act held via Lion Realty Pte Ltd (Direct-20%; Indirect-nil).

i) <u>LTC Group</u>

Deemed interested by virtue of Section 6A of the Act held via Lion Investment (Singapore) Pte Ltd (Direct-33.94%; Indirect-nil).

Other than as disclosed above, DAC also has direct shareholding in LCB (1.02%), SCB (negligible), LICB (0.23%), LDHB (2.35%), LHSB (0.83%) and LTC (0.03%).

iii) LCB

(Direct; Indirect)- represents interests of the companies concerned in the respective Related Parties.

a) <u>SCB Group</u>

Deemed interested by virtue of Section 6A of the Act held via Umatrac Enterprises Sdn Bhd (Direct-18.16%; Indirect-nil), Amsteel (Direct-28.86%; Indirect-18.16%), LFIB (Direct-0.05%; Indirect-nil) and Amsteel Mills Sdn Bhd (Direct-3.34%; Indirect-47.07%).

b) <u>LFIB Group</u>

Deemed interested by virtue of Section 6A of the Act held via Amsteel Mills Sdn Bhd (Direct-58.28%[(1)]; Indirect-nil) and LICB (Direct-22.66%; Indirect-58.28 %[(1)]).

c) <u>LICB Group</u>

Deemed interested by virtue of Section 6A of the Act held via SCB (Direct-0.02%; Indirect-nil), Bright Steel Sdn Bhd (Direct-0.13%; Indirect-nil), PMB Jaya Sdn Bhd (Direct-0.18%; Indirect-nil); Lion Construction & Engineering Sdn Bhd (Direct-1.06%; Indirect-0.18%) and Megasteel Sdn Bhd (Direct-14.63%; Indirect-nil).

d) <u>LDHB Group</u>

Deemed interested by virtue of Section 6A of the Act held via SCB (Direct-0.01%; Indirect-nil), LICB (Direct-6.14%; Indirect-17.76% and 36,000,000 RCULS), Amsteel Mills Sdn Bhd (Direct-17.75%; Indirect-nil) and 36,000,000 RCULS.

e) <u>ACB Group</u>

Deemed interested virtue of Section 6A of the Act held via Limpahjaya Sdn Bhd (Direct-1.28%; Indirect-nil).

f) LTC Group

Deemed interested by virtue of Section 6A of the Act held via Andalas Development Sdn Bhd (Direct-3.17%; Indirect-nil), The Brooklands Selangor Rubber Company Limited (Direct-3.57%; Indirect-3.17%), Angkasa Marketing (Singapore) Pte Ltd (Direct-6.39%; Indirect-nil), SCB (Direct-0.06%; Indirect-nil), LICB (Direct-0.02%; Indirect-15.29%) and Umatrac Enterprises Sdn Bhd (Direct-2.09%; Indirect-nil).

Other than as disclosed above, LCB also has direct shareholdings in SCB (negligible), LICB (25.90%), LDHB (0.55%) and ACB (55.36%).

iv) LDP

(Direct; Indirect)- represents interests of the companies concerned in the respective Related Parties.

a) LCB Group

Deemed interested by virtue of Section 6A of the Act held via Horizon Towers Sdn Bhd (Direct-36.76%; Indirect-nil), Lion Management Sdn Bhd (Direct-0.22%; Indirect-negligible) and Bayview Properties Sdn Bhd (Direct-negligible; Indirect- nil).

b) SCB Group

Deemed interested by virtue of Section 6A of the Act held via Horizon Towers Sdn Bhd (Direct-0.02%; Indirect-50.41%), Amsteel (Direct-28.86%; Indirect-18.16%), Umatrac Enterprises Sdn Bhd (Direct-18.16%; Indirect-nil), LFIB (Direct-0.05%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-3.34%; Indirect-47.07%) and LCB (Direct-negligible; Indirect-50.41%).

c) LFIB Group

Deemed interested by virtue of Section 6A of the Act held via Amsteel Mills Sdn Bhd (Direct-58.28%[1]; Indirect-nil) and LICB (Direct-22.66%; Indirect-58.28 %[1]).

d) LICB Group

Deemed interested by virtue of Section 6A of the Act held via Horizon Towers Sdn Bhd (Direct-0.02%; Indirect-41.92%), Lion Management Sdn Bhd (Direct-0.43%; Indirect-nil), LCB (Direct-25.90%; Indirect-16.02%), PMB Jaya Sdn Bhd (Direct-0.18%; Indirect-nil), Lion Construction & Engineering Sdn Bhd (Direct-1.06%; Indirect-0.18%), SCB (Direct-0.02%; Indirect-nil); Bright Steel Sdn Bhd (Direct-0.13%; Indirect-nil) and Megasteel Sdn Bhd (Direct-14.63%; Indirect-nil).

e) LDHB Group

Deemed interested by virtue of Section 6A of the Act held via Narajaya Sdn Bhd (Direct-17.77%; Indirect-nil), LCB (Direct-0.55%; Indirect-23.90%, and 36,000,000 RCULS), Amsteel Mills Sdn Bhd (Direct-17.75%; Indirect-nil), LICB (Direct-6.14%; Indirect-17.76%, and 36,000,000 RCULS), SCB (Direct-0.01%; Indirect-nil) and 36,000,000 RCULS.

f) ACB Group

Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-55.36%; Indirect-1.28%) and Limpahjaya Sdn Bhd (Direct-1.28%; Indirect-nil).

g) LTC Group

Deemed interested by virtue of Section 6A of the Act held via Andalas Development Sdn Bhd (Direct-3.17%; Indirect-nil), The Brooklands Selangor Rubber Company Limited (Direct-3.57%; Indirect-3.17%), Angkasa Marketing (Singapore) Pte Ltd (Direct-6.39%; Indirect-nil), SCB (Direct-0.06%; Indirect-nil), LICB (Direct-0.02%; Indirect-15.29%) and Umatrac Enterprises Sdn Bhd (Direct-2.09%; Indirect-nil).

Other than as disclosed above, LDP also has direct shareholding in LCB (0.25%), LICB (0.03%) and LDHB (0.15%).

v) LICB

(Direct; Indirect)- represents interests of the companies concerned in the respective Related Parties.

a) LCB Group

Deemed interested by virtue of Section 6A of the Act held via Projek Jaya Sdn Bhd (Direct-negligible; Indirect-nil, and 3,000 Warrants), LDHB (Direct-0.04%; Indirect-22.56%), Amsteel Mills Sdn Bhd (Direct-0.10%; Indirect-22.60%) and LDH (S) Pte Ltd (Direct-22.56%; Indirect-nil).

b) SCB Group

Deemed interested by virtue of Section 6A of the Act held via Amsteel (Direct-28.86%; Indirect-18.16%), Umatrac Enterprises Sdn Bhd (Direct-18.16%; Indirect-nil), LFIB (Direct-0.05%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-3.34%; Indirect-47.07%) and LCB (Direct-negligible; Indirect-50.41%).

c) LFIB Group

Deemed interested by virtue of Section 6A of the Act held via Amsteel Mills Sdn Bhd (Direct-58.28%[1]; Indirect-nil).

d) LDHB Group

Deemed interested by virtue of Section 6A of the Act held via Amsteel Mills Sdn Bhd (Direct-17.75%; Indirect-nil), SCB (Direct-0.01%; Indirect-nil) and 36,000,000 RCULS.

e) ACB Group

Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-55.36%; Indirect-1.28%) and Limpahjaya Sdn Bhd (Direct-1.28%; Indirect-nil).

f) LTC Group

Deemed interested by virtue of Section 6A of the Act held via Andalas Development Sdn Bhd (Direct-3.17%; Indirect-nil), The Brooklands Selangor Rubber Company Limited (Direct-3.57%; Indirect-3.17%), Angkasa Marketing (Singapore) Pte Ltd (Direct-6.39%; Indirect-nil), SCB (Direct-0.06%; Indirect-nil) and Umatrac Enterprises Sdn Bhd (Direct-2.09%; Indirect-nil).

Other than as disclosed above, LICB also has direct shareholding in LCB (0.17%), LFIB (22.66%), LDHB (6.14%) and LTC (0.02%).

vi) LDHB

(Direct; Indirect)- represents interests of the companies concerned in the respective Related Parties.

a) LCB Group

Deemed interested by virtue of Section 6A of the Act held via LDH (S) Pte Ltd (Direct-22.56%; Indirect-nil).

b) SCB Group

Deemed interested by virtue of Section 6A of the Act held via Amsteel (Direct-28.86%; Indirect-18.16%), LFIB (Direct-0.05% Indirect-nil), Amsteel Mills Sdn Bhd (Direct-3.34%; Indirect-47.07%), LCB (Direct-negligible; Indirect-50.41%) and Umatrac Enterprises Sdn Bhd (Direct-18.16%; Indirect-nil).

c) LFIB Group

Deemed interested by virtue of Section 6A of the Act held via Amsteel Mills Sdn Bhd (Direct-58.28%[1]; Indirect-nil) and LICB (Direct-22.66%; Indirect-58.28 %[1]).

d) LICB Group

Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-25.90%; Indirect-16.02%), PMB Jaya Sdn Bhd (Direct-0.18% Indirect-nil), Lion Construction & Engineering Sdn Bhd (Direct-1.06%; Indirect-0.18%), SCB (Direct-0.02%; Indirect-nil); Bright Steel Sdn Bhd (0.13%; Indirect-nil) and Megasteel Sdn Bhd (Direct-14.63%; Indirect-nil).

e) ACB Group

Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-55.36%; Indirect-1.28%) and Limpahjaya Sdn Bhd (Direct-1.28%; Indirect-nil).

f) LTC Group

Deemed interested by virtue of Section 6A of the Act held via Andalas Development Sdn Bhd (Direct-3.17%; Indirect-nil), The Brooklands Selangor Rubber Company Limited (Direct-3.57%; Indirect-3.17%), Angkasa Marketing (Singapore) Pte Ltd (Direct-6.39%; Indirect-nil), SCB (Direct-0.06%; Indirect-nil), LICB (Direct-0.02%; Indirect-15.29%) and Umatrac Enterprises Sdn Bhd (Direct-2.09%; Indirect-nil).

Other than as disclosed above, LDHB also has direct shareholding in LCB (0.04%) and LICB (3.40%).

Notes:

Warrants - Warrants issued by LCB with a right to subscribe for ordinary shares in LCB on the basis of one new ordinary share for every one warrant held.

RCULS - 5-year 2% coupon redeemable convertible unsecured loan stocks issued by LDHB with a right to convert into new LDHB shares at a conversion price of RM0.86 per LDHB share of RM0.50 each.

Options - Options granted pursuant to the respective Executive Share Option Scheme to subsribe for ordinary shares in the said company.

(1) Amsteel Mills Sdn Bhd had assigned the exercise of its voting rights in LFIB amounting to 27.75% to LLB Nominees Sdn Bhd and 6.34% to LICB.

FURTHER INFORMATION

1. DIRECTORS' RESPONSIBILITY STATEMENT

This Circular has been seen and approved by the Directors who individually and collectively accept full responsibility for the accuracy of the information contained herein and confirm that, after making reasonable enquiries, and to the best of their knowledge and belief, there are no other material facts, the omission of which would render any statement herein misleading.

2. MATERIAL CONTRACTS

Save as disclosed below, neither Amsteel nor its subsidiaries has entered into any material contracts within the two years preceding the date of this Circular, other than contracts entered into in the ordinary course of business.

(i) Conditional Share Sale and Purchase Agreement dated 8 November 2004 between Ayer Keroh Resort Sdn Bhd, a 70%-owned subsidiary of Amsteel, Sea World Attraction Sdn Bhd, a wholly-owned subsidiary of Ayer Keroh Resort Sdn Bhd and TMW Lion GmbH for:-

(a) the disposal of the entire equity interest in Lion Ipoh Parade Sdn Bhd comprising 10,000,000 ordinary shares of RM1.00 each credited as fully paid for a total cash consideration of RM1.00; and

(b) the assumption and payment of inter-company balances owing by Lion Ipoh Parade Sdn Bhd to Sea World Attraction Sdn Bhd, to be computed based on the gross acquisition value of the shopping complex known as Ipoh Parade, owned by Lion Ipoh Parade Sdn Bhd of RM164.52 million adjusted for the net trade assets or liabilities to be assumed or cause to be assumed by the TMW Lion GmbH, based on the proforma balance sheet of Lion Ipoh Parade Sdn Bhd as at the date of completion of the disposal of Lion Ipoh Parade Sdn Bhd ("LIPSB Interco Payment"). The LIPSB Interco Payment shall constitute full and proper discharge of the inter-company balances owing by Lion Ipoh Parade Sdn Bhd to Sea World Attraction Sdn Bhd.

(ii) Conditional Share Sale and Purchase Agreement dated 8 November 2004 between, inter alia, Masbeef Sdn Bhd, a 70%-owned subsidiary of Ayer Keroh Resort Sdn Bhd, which is in turn a 70%-owned subsidiary of Amsteel and TMW Lion GmbH for:-

(a) the disposal of 70% equity interest in Lion Seremban Parade Sdn Bhd comprising 7,000 ordinary shares of RM1.00 each credited as fully paid for a total cash consideration of RM0.70; and

(b) the assumption and payment of inter-company balances owing by Lion Seremban Parade Sdn Bhd to Masbeef Sdn Bhd, to be computed based on the gross acquisition value of the shopping complex known as Seremban Parade, owned by Lion Seremban Parade Sdn Bhd of RM65.84 million adjusted for the net trade assets or liabilities to be assumed or cause to be assumed by TMW Lion GmbH, based on the proforma balance sheet of Lion Seremban Parade Sdn Bhd as at the date of completion of the disposal of Lion Seremban Parade Sdn Bhd ("LSPSB Interco Payment"). The LSPSB Interco Payment shall constitute full and proper discharge of the inter-company balances owing by Lion Seremban Parade Sdn Bhd to Masbeef Sdn Bhd.

(iii) Letter of offer dated 17 October 2005 issued by Lion Plaza Sdn Bhd, a wholly-owned subsidiary of Akurjaya Sdn Bhd, which is in turn wholly-owned by Amsteel and duly accepted by Public Mutual Berhad on 20 October 2005 for the purchase by Public Mutual Berhad or its nominees of a piece of freehold commercial land held under Geran 652, Lot 59, Seksyen 57, Bandar dan Daerah Kuala Lumpur, Negeri Wilayah Persekutuan measuring approximately 6,540.518 square meters (approximately 1.616 acres or 70,402 sq feet) for a total cash consideration of RM58,996,876.00.

(iv) Conditional Sale and Purchase Agreement dated 17 November 2005 between Lion Plaza Sdn Bhd a wholly-owned subsidiary of Akurjaya Sdn Bhd, which is in turn wholly-owned by Amsteel, and Public Mutual Berhad for the disposal of a piece of freehold commercial land held under Geran 652, Lot 59, Seksyen 57, Bandar dan Daerah Kuala Lumpur, Negeri Wilayah Persekutuan measuring approximately 6,540.518 square meters (approximately 1.616 acres or 70,402 sq feet) to Public Mutual Berhad or its nominees for a total cash consideration of RM58,996,876.00.

(v) Form H (Notice of Award and Offer of Compensation) from the Land Administrator under the Land Acquisition Act, 1960 accepted on 31 July 2006 by Pacific Agriculture And Development Sdn Bhd, a wholly-owned subsidiary of Amsteel, for the disposal of 69,480.33 square feet of the freehold land held under Geran No. 26262, Lot 4060, Mukim Batu, Daerah Kuala Lumpur, Negeri Wilayah Persekutuan Kuala Lumpur measuring approximately 276,869 square feet in area (the "Land") for an amount of RM8,492,923.60 ("Compulsory Land Acquisition") and the conditional sale and purchase agreement dated 23 March 2006 entered into between Pacific Agriculture And Development Sdn Bhd and Jemco Sdn Bhd, prior to the aforesaid offer, to dispose of the entire Land for a cash consideration of RM11,074,680.00 which, upon the acceptance of the aforesaid offer, was adjusted for the remaining unacquired portion of the Land ("SPA Disposal"), resulting in the disposal of the entire Land via the Compulsory Land Acquisition and SPA Disposal for a total cash consideration of RM16,788,467.20.

3. MATERIAL LITIGATION

Save as disclosed below, Amsteel and its subsidiaries are not engaged in any material litigation, claim or arbitration, either as plaintiff or defendant, which has a material effect on the financial position of Amsteel and/or its subsidiaries and the Directors have no knowledge of any proceedings pending or threatened against Amsteel and/or its subsidiaries or of any fact likely to give rise to any proceeding which may materially and adversely affect the financial position of Amsteel and/or its subsidiaries:

(i) Tafco Development Sdn Bhd ("Tafco") had in 6 May 2002 filed Petition No. D22-26-20-2002 in the High Court of Malaya at Kuala Lumpur ("High Court") ("the Petition") against Ambang Maju Sdn Bhd ("Ambang Maju"), Akurjaya Sdn Bhd ("Akurjaya"), Aquabio Holdings Sdn Bhd ("Aquabio") and three (3) others (collectively, "the Respondents"). Akurjaya and Aquabio collectively hold 70% equity in Ambang Maju. Tafco owns the balance 30% equity in Ambang Maju.

By a third party legal charge dated 31 December 1997, Ambang Maju created a third party charge over its lands measuring approximately 807.9 acres ("Lands") to a lender ("Lender") as security for advances granted to a related corporation. The Lender has expressly agreed that in the event the Lender should foreclose on the charged Lands, the Lender would only be entitled to receive 70% of the proceeds since Ambang Maju is a 70%-owned subsidiary of Amsteel. The balance 30% proceeds would be paid over to Tafco as the owner of the balance 30% equity in Ambang Maju.

In the Petition, Tafco alleged, *inter alia,* that:-

(a) the affairs of Ambang Maju are conducted and/or the powers of the directors are exercised in a manner oppressive to Tafco or in disregard of Tafco's interest as a shareholder of Ambang Maju; and

(b) Ambang Maju did not receive any benefit from the aforesaid security arrangements.

Tafco has applied for the following orders:-

(a) the third party charge to be cancelled and declared null and void; and

(b) to compel Akurjaya and Aquabio to purchase Tafco's 30% equity in Ambang Maju at a value equal to 30% of the estimated market value of the Lands or 30% of the estimated profit to be derived by Ambang Maju if the Lands were developed.

The matter was consolidated with that of Writ of Summons No. S1-22-546 of 2002 on 16 January 2003.

The third party legal charge dated 31 December 1997 has now been discharged. Pursuant thereto, the Respondents have applied to strike out the Petition. The application to strike out the Petition is fixed for further mention on 9 January 2007.

The Directors have been advised that the Respondents have a reasonable chance of contesting the Petition.

(ii) Ariffin Haji Ismail Plantations Sdn Bhd ("AHIP") had in 22 May 2002 filed a Writ of Summons No. S1-22-546 of 2002 in the High Court of Malaya at Kuala Lumpur against Amsteel's 70%-owned subsidiary, Ambang Maju Sdn Bhd ("Ambang Maju").

Vide a Sale and Purchase Agreement dated 21 September 1993 between AHIP and Ambang Maju ("the said Agreement"), AHIP agreed to sell and Ambang Maju agreed to purchase 11 pieces of lands in Daerah Kulim, Negeri Kedah Darul Aman ("the said Lands") for a consideration of RM12 million ("the Disposal"). The Disposal was to facilitate a joint venture arrangement between AHIP and Ambang Maju wherein AHIP or its nominee would be issued with equity in Ambang Maju. Tafco Development Sdn Bhd ("Tafco"), the nominee of AHIP, was issued with 30,000 ordinary shares of RM1.00 each in Ambang Maju ("the Allotted Shares").

AHIP alleges that:-

(a) although the consideration for the said Lands in the said Agreement was RM12 million, the agreed consideration for the said Lands was RM18 million;

(b) the difference of RM6 million was to be utilised by AHIP to defray their cost of the disposal of RM531,870.60 and the remaining sum of RM5,468,129.40 was to be utilised by AHIP or its nominee as capital contribution in Ambang Maju; and

(c) since Tafco was issued with the Allotted Shares only, a balance sum of RM5,438,129.40 was still due and owing to AHIP by Ambang Maju.

AHIP claims against Ambang Maju the sum of RM5,438,129.40, interest at the rate of eight percent (8%) per annum from 2 December 2001 till date of full settlement and litigation costs.

Ambang Maju's application for a consolidation of proceedings between this action with that of Petition No. D22-26-20-2002 at the High Court of Malaya at Kuala Lumpur (Commercial Division) was allowed on 16 January 2003.

AHIP withdrew its application for Summary Judgment on 5 November 2003 and the High Court had allowed Ambang Maju's application to amend its Statement of Defence on 1 April 2004. The matter is fixed for further mention on 9 January 2007.

The Directors have been advised that Ambang Maju has a reasonable defence to the claim. In any event, Ambang Maju's maximum exposure to liabilities is RM5,438,129.40 together with interest.

(iii) In the High Court of Malaya at Shah Alam Suit No. MT3-22-386-98 filed on 6 April 1998, Amsteel Equity Capital Sdn Bhd ("AEC") claimed against Promet Berhad for contra losses amounting to RM16,443,931.55, interest amounting to RM243,910.23 as at 26 March 1998 and further interest at the rate of 18.5% on the principal sum of RM16,443,931.55 from 27 March 1998 till date of full settlement. Summary Judgment was obtained against Promet Berhad on 19 June 2003. Promet Berhad's appeal against Summary Judgment is now fixed for hearing on 20 November 2006.

The Directors have been advised that AEC has reasonable grounds for the claims.

(iv) Magna Prima Berhad, Magna Prima Construction Sdn Bhd and Dunia Epik Sdn Bhd have filed a Writ of Summons No. D6-22-2039-2000 in the High Court of Malaya at Kuala Lumpur against Amsteel Equity Capital Sdn Bhd ("AEC") and fourteen (14) others wherein it was alleged, *inter alia*, that certain parties have taken out the sum of RM22.1 million from the accounts of Magna Prima Construction Sdn Bhd and Dunia Epik Sdn Bhd and that the money was used to purchase shares through AEC. It was further alleged that AEC had constructive notice of such action and therefore is the constructive trustee of the money which was used to purchase the shares. The writ was served on AEC on or about 7 June 2005. The Judge has fixed the case management for further mention on 31 October 2006.

The Directors have been advised that AEC has a defence to the claim.

4. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the registered office of the Company during normal business hours from Mondays to Fridays (except public holidays) from the date of this Circular up to and including the date of the 31st AGM:

(a) Memorandum and Articles of Association of the Company;

(b) Audited consolidated financial statements of the Company for the past two financial years ended 30 June 2005 and 2006;

(c) Material contracts referred to in Section 2 of this Appendix; and

(d) Relevant cause papers in respect of the material litigation referred to in Section 3 of this Appendix.

(This page has been intentionally left blank)

BAYARAN POS JELAS
POSTAGE PAID
PUSAT MEL BUKIT RAJA
MALAYSIA
NO. SEL 0259

If undelivered, please return to:-

Secretarial Communications Sdn Bhd (92040-W)
Level 46, Menara Citibank
165, Jalan Ampang
50450 Kuala Lumpur

Form Version 2.0

General Announcement

Ownership transfer to AMSTEEL on 19/10/2006 06:06:39 PM
Reference No AA-061019-78828

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

NOTICE OF THIRTY-FIRST ANNUAL GENERAL MEETING

* **Contents :-**

NOTICE IS HEREBY GIVEN that the Thirty-First Annual General Meeting of Amsteel Corporation Berhad will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 13 November 2006 at 9.15 am for the following purposes:

AGENDA

1. To receive and adopt the Directors' Report and Audited Financial Statements for the financial year ended 30 June 2006. **(Resolution 1)**

2. To approve the payment of Directors' fees amounting to RM171,200 (2005 : RM149,700). **(Resolution 2)**

3. To re-elect Directors:

   In accordance with Article 98 of the Company's Articles of Association, the following Directors retire by rotation and, being eligible, offer themselves for re-election:

   Y. Bhg. Tan Sri William H.J. Cheng **(Resolution 3)**
   Mr Tan Siak Tee **(Resolution 4)**

4. To consider and if thought fit, pass the following resolution pursuant to Section 129(6) of the Companies Act, 1965 as an ordinary resolution:

   "THAT Y. Bhg. Jen (B) Tan Sri Dato' Zain Mahmud Hashim who retires pursuant to Section 129(2) of the Companies Act, 1965 be and is hereby re-appointed Director of the Company to hold office until the next annual general meeting." **(Resolution 5)**

5. To re-appoint Auditors to hold office until the conclusion of the next annual general meeting and to authorise the Directors to fix their remuneration. **(Resolution 6)**

6. Special Business

   To consider and if thought fit, pass the following resolutions as ordinary resolutions:

6.1 Authority to Directors to issue shares

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary
19 OCT 2006

"THAT pursuant to Section 132D of the Companies Act, 1965 and subject to the approval of all relevant authorities being obtained, the Directors be and are hereby empowered to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit, provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued capital of the Company for the time being and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company." **(Resolution 7)**

6.2 Proposed Shareholders' Mandate for Recurrent Related Party Transactions

"THAT approval be given for the Company and its subsidiaries to enter into the recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations as detailed in paragraph 3.3 ("Recurrent Transactions") and with those related parties as detailed in paragraph 3.2 of the Circular to Shareholders of the Company dated 20 October 2006 subject to the following:

(i) the transactions are in the ordinary course of business and are on terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company; and

(ii) disclosure is made in the annual report of the breakdown of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year where:

(a) the consideration, value of the assets, capital outlay or costs of the aggregated transactions is equal to or exceeds RM1 million; or

(b) any *one of the percentage ratios* of such aggregated transactions is equal to or exceeds 1%,

whichever is the lower;

and it is made amongst others, based on the following information:

(a) the nature of the Recurrent Transactions entered into; and

(b) the class of related parties involved in the Recurrent Transactions and their relationship with the Company;

AND THAT authority conferred by this ordinary resolution shall continue to be in force until:

(i) the conclusion of the next annual general meeting of the Company at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

(ii) the expiration of the period within which the next annual general meeting after that date is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(iii) revoked or varied by resolution passed by the shareholders in general meeting;

whichever is the earlier,

AND THAT the Directors be authorised to complete and do all such acts and things to give effect to the transactions contemplated and/or authorised by this ordinary resolution." **(Resolution 8)**

7. To transact any other business for which due notice shall have been given.

By Order of the Board

CHAN POH LAN
WONG PHOOI LIN

AMSTEEL CORPORATION BERHAD (20667-M)

....
Secretary
19 OCT 2006

Secretaries

Kuala Lumpur
20 October 2006

Notes:

1. *Proxy*

A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.

An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.

The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.

Form of Proxy sent through facsimile transmission shall not be accepted.

2. *Resolution 7*

This authorisation will empower the Directors of the Company to issue shares in the Company up to an amount not exceeding in total 10% of the issued share capital of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next annual general meeting of the Company.

3. *Resolution 8*

This approval will allow the Company and its subsidiary companies to enter into recurrent related party transactions of a revenue or trading nature with those related parties as set out in paragraph 3.2 of the Circular to Shareholders dated 20 October 2006, which are necessary for the Group's day-to-day operations and are in the ordinary course of business and on normal commercial terms which are not more favourable to the related party than those generally available to the public and are not to the detriment of the minority shareholders of the Company.

Details on the proposal are set out in the Circular to Shareholders dated 20 October 2006 enclosed together with the 2006 Annual Report.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

19 OCT 2006

CONTENTS

The inner pages are printed on paper produced by
Sabah Forest Industries Sdn Bhd, a member of The Lion Group.

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that the Thirty-First Annual General Meeting of Amsteel Corporation Berhad will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 13 November 2006 at 9.15 am for the following purposes:

AGENDA

1. To receive and adopt the Directors' Report and Audited Financial Statements for the financial year ended 30 June 2006. **Resolution 1**

2. To approve the payment of Directors' fees amounting to RM171,200 (2005 : RM149,700). **Resolution 2**

3. To re-elect Directors:

   In accordance with Article 98 of the Company's Articles of Association, the following Directors retire by rotation and, being eligible, offer themselves for re-election:

   Y. Bhg. Tan Sri William H.J. Cheng **Resolution 3**
   Mr Tan Siak Tee **Resolution 4**

4. To consider and if thought fit, pass the following resolution pursuant to Section 129(6) of the Companies Act, 1965 as an ordinary resolution:

   "THAT Y. Bhg. Jen (B) Tan Sri Dato' Zain Mahmud Hashim who retires pursuant to Section 129(2) of the Companies Act, 1965 be and is hereby re-appointed Director of the Company to hold office until the next annual general meeting." **Resolution 5**

5. To re-appoint Auditors to hold office until the conclusion of the next annual general meeting and to authorise the Directors to fix their remuneration. **Resolution 6**

6. Special Business

   To consider and if thought fit, pass the following resolutions as ordinary resolutions:

6.1 Authority to Directors to issue shares

   "THAT pursuant to Section 132D of the Companies Act, 1965 and subject to the approval of all relevant authorities being obtained, the Directors be and are hereby empowered to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit, provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued capital of the Company for the time being and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company." **Resolution 7**

6.2 Proposed Shareholders' Mandate for Recurrent Related Party Transactions

   "THAT approval be given for the Company and its subsidiaries to enter into the recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations as detailed in paragraph 3.3 ("Recurrent Transactions") and with those related parties as detailed in paragraph 3.2 of the Circular to Shareholders of the Company dated 20 October 2006 subject to the following: **Resolution 8**

   (i) the transactions are in the ordinary course of business and are on terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company; and

   (ii) disclosure is made in the annual report of the breakdown of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year where:

      (a) the consideration, value of the assets, capital outlay or costs of the aggregated transactions is equal to or exceeds RM1 million; or

      (b) any one of the percentage ratios of such aggregated transactions is equal to or exceeds 1%,

   whichever is the lower;

and it is made amongst others, based on the following information:

(a) the nature of the Recurrent Transactions entered into; and

(b) the class of related parties involved in the Recurrent Transactions and their relationship with the Company;

AND THAT authority conferred by this ordinary resolution shall continue to be in force until:

(i) the conclusion of the next annual general meeting of the Company at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

(ii) the expiration of the period within which the next annual general meeting after that date is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(iii) revoked or varied by resolution passed by the shareholders in general meeting;

whichever is the earlier,

AND THAT the Directors be authorised to complete and do all such acts and things to give effect to the transactions contemplated and/or authorised by this ordinary resolution."

7. To transact any other business for which due notice shall have been given.

By Order of the Board

CHAN POH LAN
WONG PHOOI LIN
Secretaries

Kuala Lumpur
20 October 2006

Notes:

1. *Proxy*

- *A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*
- *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*
- *The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.*
- *Form of Proxy sent through facsimile transmission shall not be accepted.*

2. *Resolution 7*

This authorisation will empower the Directors of the Company to issue shares in the Company up to an amount not exceeding in total 10% of the issued share capital of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next annual general meeting of the Company.

3. *Resolution 8*

This approval will allow the Company and its subsidiaries companies to enter into recurrent related party transactions of a revenue or trading nature with those related parties as set out in paragraph 3.2 of the Circular to Shareholders dated 20 October 2006, which are necessary for the Group's day-to-day operations and are in the ordinary course of business and on normal commercial terms which are not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company.

Details on the proposal are set out in the Circular to Shareholders dated 20 October 2006 enclosed together with the 2006 Annual Report.

STATEMENT ACCOMPANYING NOTICE OF ANNUAL GENERAL MEETING

I. Directors standing for re-election/re-appointment at the Thirty-First Annual General Meeting of the Company

- Pursuant to Article 98 of the Company's Articles of Association
  (Retirement by rotation)

  Y. Bhg. Tan Sri William H.J. Cheng
  Mr Tan Siak Tee

- Pursuant to Section 129(6) of the Companies Act, 1965
  (Re-appointment after attainment of 70 years of age)

  Y. Bhg. Jen (B) Tan Sri Dato' Zain Mahmud Hashim

- Further details of Directors standing for re-election/re-appointment are set out in the Directors' Profile on pages 5 to 7 of the 2006 Annual Report.

II. Details of attendance of Directors at Board Meetings

There were four (4) Board Meetings held during the financial year ended 30 June 2006. Details of attendance of the Directors are set out in the Directors' Profile on pages 5 to 7 of the 2006 Annual Report.

III. Place, date and time of the Thirty-First Annual General Meeting

The Thirty-First Annual General Meeting of the Company will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 13 November 2006 at 9.15 am.

CORPORATE INFORMATION

Board of Directors	:	Y. Bhg. Jen (B) Tan Sri Dato' Zain Mahmud Hashim *(Chairman)* Mr Ong Kek Seng *(Managing Director)* Y. Bhg. Tan Sri William H.J. Cheng Y. Bhg. Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim Tuan Haji Munajat bin Idris Mr M. Chareon Sae Tang @ Tan Whye Aun Mr Tan Siak Tee
Secretaries	:	Ms Chan Poh Lan Ms Wong Phooi Lin
Company No.	:	20667-M
Registered Office	:	Level 46, Menara Citibank 165 Jalan Ampang 50450 Kuala Lumpur Tel Nos: 03-21622155, 03-21613166 Fax No: 03-21623448 Homepage: http://www.lion.com.my
Share Registrar	:	Secretarial Communications Sdn Bhd Level 46, Menara Citibank 165 Jalan Ampang 50450 Kuala Lumpur Tel Nos: 03-21622155, 03-21648411 Fax No: 03-21623448
Auditors	:	Ong Boon Bah & Co B-10-1 Megan Avenue 1 189 Jalan Tun Razak 50400 Kuala Lumpur
Principal Bankers	:	AmMerchant Bank Berhad EON Bank Berhad Malayan Banking Berhad RHB Bank Berhad
Stock Exchange Listing	:	Bursa Malaysia Securities Berhad ("Bursa Securities")
Stock Name	:	AMSTEEL
Bursa Securities Stock No.	:	2712
Reuters Code	:	AMST.KL
ISIN Code	:	MYL2712OO007

DIRECTORS' PROFILE

Jen (B) Tan Sri Dato' Zain Mahmud Hashim
Non-Independent Non-Executive Chairman

Y. Bhg. Jen (B) Tan Sri Dato' Zain Mahmud Hashim, a Malaysian, aged 76, was appointed to the Board on 17 April 1978 and has been the Chairman of the Company since December 1986.

Tan Sri Dato' Zain is a graduate of the Royal Military Academy Sandhurst, United Kingdom and Harvard Business School's Advanced Management Programme. He is a retired Chief of Army in the Malaysian Armed Forces with 36 years of experience in the military and has more than 20 years of experience in the private sector.

Tan Sri Dato' Zain's other directorships in public companies are as follows:

- Chairman of Amalgamated Containers Berhad, a public listed company
- Director of Lion Forest Industries Berhad, a public listed company
- Director of Hy-Line Berhad and Silverstone Berhad, both public companies

Tan Sri Dato' Zain attended all four (4) Board Meetings of the Company held during the financial year ended 30 June 2006.

Ong Kek Seng
Managing Director

Mr Ong Kek Seng, a Malaysian, aged 52, was appointed the Managing Director of the Company on 17 March 2005. He is a member of the Company's Remuneration Committee and the Chairman of the Company's Executive Share Option Scheme Committee.

Mr Ong obtained his Bachelor of Science (Building) Degree from Leeds Polytechnic, United Kingdom. He is an associate of the Royal Institution of Chartered Surveyors (United Kingdom) and a member of the Chartered Institute of Building (United Kingdom), Institute of Fire Engineers (United Kingdom) and Institution of Surveyors (Malaysia). Mr Ong has 23 years of working experience in property development which includes 6 years as a building surveyor with the City Hall of Kuala Lumpur and 15 years with the Lion Group in its property division.

Mr Ong is also a Director of Hy-Line Berhad, a public company.

Mr Ong holds one preference share of RM1,000 in Hy-Line Berhad, a subsidiary of the Company.

Mr Ong attended all four (4) Board Meetings of the Company held during the financial year ended 30 June 2006.

Tan Sri William H.J. Cheng
Non-Independent Non-Executive Director

Y. Bhg. Tan Sri William H.J. Cheng, a Malaysian, aged 63, was appointed to the Board on 21 February 1976.

Tan Sri William Cheng has more than 30 years of experience in the business operations of the Lion Group encompassing steel, motor, tyre, computer, retail, trading, pulp and paper, plantation, and property and community development.

Tan Sri William Cheng is the President of The Associated Chinese Chambers of Commerce and Industry of Malaysia and The Chinese Chamber of Commerce and Industry of Kuala Lumpur and Selangor.

Tan Sri William Cheng's other directorships in public companies are as follows :

- Chairman of Silverstone Corporation Berhad, Lion Diversified Holdings Berhad and Lion Forest Industries Berhad, all of which are public listed companies
- Chairman and Managing Director of Lion Corporation Berhad, a public listed company
- Managing Director of Amalgamated Containers Berhad, a public listed company
- Chairman and Managing Director of Silverstone Berhad, a public company

Tan Sri William Cheng has an indirect shareholding of 629,038,255 ordinary shares of RM1.00 each in the Company. His shareholdings in the subsidiaries of the Company are disclosed in pages 101 to 102 of this Annual Report. He also has interests in certain companies which conduct similar business with the Company in the property development and plantation sectors.

Tan Sri William Cheng is the uncle of Y. Bhg. Datuk Cheng Yong Kim, a major shareholder of the Company.

Tan Sri William Cheng attended all four (4) Board Meetings of the Company held during the financial year ended 30 June 2006.

Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim
Independent Non-Executive Director

Y. Bhg. Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim, a Malaysian, aged 67, was appointed to the Board on 30 March 1994. He is a member of the Audit Committee of the Company.

Datuk Seri Abdul Manap joined the Malaysian Army as an Officer Cadet in 1959. He was a graduate of the Royal Military College at Sungei Besi, the British Army School of Infantry in Netheravon, England, the US Army Command and General Staff College in Fort Leavenworth (Kansas), the US Naval Post Graduate School in Monterey (California) and the fellowship at US Army War College in Carlyle Barracks (Pennsylvania). He held many important staff and command appointments at the Ministry of Defence, in the field and abroad. He retired in 1994 as Deputy Chief of the Army from the Malaysian Armed Forces after having served 34 years in the military.

Datuk Seri Abdul Manap has also served as Chief Operating Officer with SUKOM Ninety Eight Berhad, the Organizing Committee of the highly successful Kuala Lumpur 98, XVI Commonwealth Games. At present, he is the Executive Chairman of a local company in the Information Communications Technology (ICT) sector.

Datuk Seri Abdul Manap presently also sits on the Board of WTK Holdings Berhad, a public listed company, as an Independent Non-Executive Director.

Datuk Seri Abdul Manap attended all four (4) Board Meetings of the Company held during the financial year ended 30 June 2006.

Munajat bin Idris
Independent Non-Executive Director

Tuan Haji Munajat bin Idris, a Malaysian, aged 66, was appointed to the Board on 23 October 2001. He is also the Chairman of the Company's Audit Committee and a member of the Nomination Committee and Remuneration Committee.

Tuan Haji Munajat is a member of the Malaysian Institute of Accountants. He joined the Koperasi Polis Diraja Malaysia Berhad ("Koperasi Polis") as the Financial Controller in 1982 and was appointed Deputy General Manager in 1985 until he left the Koperasi Polis in 1993. Prior to joining Koperasi Polis, he was the Financial Consultant of MIDF Industrial Consultants Sendirian Berhad and the Financial Accountant of KPM Niaga Sendirian Berhad. He has been a Dealer Representative since 1993.

Tuan Haji Munajat attended all four (4) Board Meetings of the Company held during the financial year ended 30 June 2006.

M. Chareon Sae Tang @ Tan Whye Aun
Non-Independent Non-Executive Director

Mr M. Chareon Sae Tang @ Tan Whye Aun, a Malaysian, aged 67, was appointed to the Board on 25 March 1998. He is the Chairman of the Company's Nomination Committee and Remuneration Committee, and a member of the Company's Executive Share Option Scheme Committee.

Mr Tang obtained his Bachelor of Law degree from King's College, University of London and is a Barrister-at-Law of the Inner Temple London. He has been in the legal practice since 1968, first as a legal assistant in Messrs Shearn & Delamore, and later a Partner at Messrs Chye, Chow Chung & Tang until 1976. Presently, he is a partner of the legal practice, Messrs C.S. Tang & Co.

Mr Tang is also a Director of Lion Corporation Berhad and Tomei Consolidated Berhad, both public listed companies.

Mr Tang attended all four (4) Board Meetings of the Company held during the financial year ended 30 June 2006.

Tan Siak Tee
Independent Non-Executive Director

Mr Tan Siak Tee, a Malaysian, aged 66, was appointed to the Board on 14 August 1998 as an Independent Non-Executive Director of the Company. He is also a member of the Audit Committee and Nomination Committee of the Company.

Mr Tan obtained his Bachelor of Commerce degree from the University of New South Wales, Australia. He is an associate of the Institute of Chartered Accountants of Australia and the Institute of Chartered Secretaries and Administrators. He is also a member of the Malaysian Institute of Certified Public Accountants. In 1965, he started his career as an Auditor in Coopers & Lybrand, Sydney and was later seconded to Coopers & Lybrand, Kuala Lumpur. He has extensive experience in the banking industry. He was the Chief Internal Auditor for Malaysian operations in Overseas Chinese Banking Corporation and Chung Khiaw Bank for the period from 1969 to 1971 and 1971 to 1973 respectively. He joined Lee Wah Bank Ltd in 1973 as Manager of Malaysia Central Office and was promoted to Director and Chief Executive Officer for Malaysian operation in 1975. He was a Director and Chief Executive Officer of United Overseas Bank (M) Berhad for the period from 1994 to 1997 after Lee Wah Bank Malaysian operation was incorporated in Malaysia in 1994. He was a Director and Adviser of Asia Commercial Finance Berhad from 1997 to 1999. In 2000, he joined the Bank of China (Malaysia) Berhad as an Independent Non-Executive Director.

Mr Tan's other directorships in public companies are as follows:

- Independent Non-Executive Director of Sunway City Berhad, a public listed company
- Independent Non-Executive Director of Bank of China (Malaysia) Berhad, a public company

Mr Tan has a direct shareholding of 10,000 ordinary shares of RM1.00 each in the Company.

Mr Tan attended all four (4) Board Meetings of the Company held during the financial year ended 30 June 2006.

Save as disclosed, none of the Directors has (i) any interest in securities in the Company or its subsidiaries; (ii) any family relationship with any Director and/or major shareholder of the Company; (iii) any conflict of interest with the Company; and (iv) any conviction for offences within the past 10 years.

CORPORATE GOVERNANCE STATEMENT

The Board of Directors ("Board") recognises the importance of practising good corporate governance to direct the businesses of the Group towards enhancing business prosperity and long term value for its shareholders. The Board is fully committed in ensuring that the highest standard of corporate governance is practised throughout the Group as the underlying principle in discharging its responsibilities.

The Board is pleased to present below a description of how the Group has applied the principles of good governance and the extent to which it has complied with the best practices set out in the Malaysian Code on Corporate Governance ("Code"). These principles and best practices have been applied consistently throughout the financial year ended 30 June 2006 except where otherwise stated herein.

1. DIRECTORS

The Board

The Board is entrusted with the responsibility in leading and directing the Group towards realising long term shareholders' values. The Board retains full and effective control of the Group's strategic plans, overseeing the conduct of the Group's businesses, implementing an appropriate system of risk management and ensuring the adequacy and integrity of the Group's system of internal control.

The Board meets on a quarterly basis, with additional meetings convened as and when necessary. During the financial year ended 30 June 2006, four (4) Board Meetings were held and each Director has attended at least 50% of the total Board Meetings held during the financial year. Details of attendance and a brief profile of each member of the Board are set out in the Directors' Profile section of this Annual Report.

Board Composition and Balance

The Board comprises seven (7) Directors, six (6) of whom are non-executive. The current Board composition complies with the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities"). The broad range of experience, skills and knowledge of the Directors facilitate the discharge of the Board's stewardship effectively.

Represented on the Board are three (3) independent non-executive Directors who bring their independent advice, views and judgement to bear on the decision-making process of the Group to ensure that a balanced and unbiased deliberation process is in place to safeguard the interests of other stakeholders. As and when a potential conflict of interest arises, it is mandatory practice for the Directors concerned to declare their interests and abstain from the decision-making process.

There is a clear division of responsibilities between the Chairman and the Managing Director to ensure that there is a balance of power and authority. The Chairman is primarily responsible for the orderly conduct and working of the Board whilst the Managing Director is responsible for the overall operations of the Group and the implementation of the Board's strategies and policies.

Board Committees

The Board delegates certain functions to several committees, namely Audit Committee, Nomination Committee and Remuneration Committee to support and assist in discharging its fiduciary duties and responsibilities. The respective committees report to the Board on matters considered and their recommendations thereon. The ultimate responsibility for the final decision on all matters, however, lies with the Board.

The Board may form other committees delegated with specific authorities to act on their behalf whenever required. These committees operate under approved terms of reference or guidelines set out by the Board.

Supply of Information

The Board members in their individual capacities have unrestricted access to complete information on a timely basis in the form and quality necessary for the discharge of their duties and responsibilities. Prior to each Board meeting, all Board members are furnished with the relevant documents and sufficient information to enable them to obtain a comprehensive understanding of the issues to be deliberated upon in order to arrive at an informed decision.

Besides direct access to management staff, external independent professional advisers are also made available to render their independent views and advice to the Board, whenever deemed necessary and in appropriate circumstances, at the Company's expense.

The Directors also have access to the advice and services of the Company Secretaries, who are responsible in ensuring that Board meeting procedures are followed and that applicable rules and regulations are complied with.

Appointments to the Board

The Nomination Committee is responsible for recommending the right candidates with the necessary mix of skills, experience and competencies to be appointed to the Board. The members and terms of reference of the Nomination Committee are presented on page 16 of this Annual Report.

Re-election of Directors

In accordance with the Company's Articles of Association, one-third (1/3) of the Directors shall retire from office at every annual general meeting and all Directors shall retire from office at least once in every three (3) years. Retiring Directors can offer themselves for re-election. Directors who are appointed by the Board during the financial year are subject to re-election by the shareholders at the next annual general meeting following their appointment.

Directors' Training

All members of the Board have attended Bursa Securities' Mandatory Accreditation Programme and have subsequently accumulated the requisite points under the Continuing Education Programme ("CEP") as specified by Bursa Securities up to 31 December 2005.

The Directors are also encouraged to attend various external professional programmes necessary to keep abreast on issues facing the changing business environment within which the Group operates.

During the financial year, an in-house seminar entitled "Impact of Financial Reporting Standards on Corporate Malaysia" conducted by Messrs Ernst & Young, Malaysia ("Seminar"), on the new Financial Reporting Standards ("FRS") and a detailed briefing by the Company's Auditors on the possible impact of the same on the financials of the Group moving forward ("Briefing") were attended by the Directors. The FRS would be effective in the next financial reporting year for the Group. The objective of the Seminar and the Briefing was to provide Directors with an overview on the updates and impact of the new and revised FRS and was aimed at helping Directors understand the business and financial implications on the adoption of the new and revised FRS on the financials of the Group.

Certain Directors have also attended other seminars and programmes other than that in relation to the FRS in furtherance of the CEP.

In addition, the Company arranges site visits for the Directors, whenever necessary, to enhance their understanding of the Group's businesses and have a better awareness of the risks associated with the Group's operations.

The Board views the attendance of the Directors at the aforementioned seminars, programmes, Briefing and site visits as adequate to enhance their skills and knowledge to carry out their duties as Directors.

The Board will, on a continuous basis, evaluate and determine the training needs of each Director, particularly on relevant new laws and regulations, essential practices for effective corporate governance and risk management to enable the Directors to effectively discharge their duties.

2. DIRECTORS' REMUNERATION

The Company has adopted the objective as recommended by the Code in determining the remuneration of Executive Directors so as to ensure that it attracts and retains the Directors needed to manage the Company and the Group effectively. Directors do not participate in decisions regarding their own remuneration. The responsibilities for developing the remuneration policy and determining the remuneration packages of Executive Directors lie with the Remuneration Committee. Nevertheless, it is the ultimate responsibility of the Board to approve the remuneration of these Directors. The members and terms of reference of the Remuneration Committee are presented on page 16 of this Annual Report.

Directors' fees are recommended by the Board for the approval by shareholders of the Company at annual general meetings.

For confidentiality, the details of the Directors' remuneration are not disclosed for each individual Director. The transparency and accountability aspects of corporate governance applicable to Directors' remuneration recommended by the best practice of the Code are deemed appropriately served by the following disclosures.

The aggregate remuneration of Directors who served during the financial year ended 30 June 2006 are categorised as follows:

	Fees RM	Salaries & Other Emoluments RM	Total RM
Executive Directors	16,000	278,720	294,720
Non-Executive Directors	155,200	93,836	249,036
	171,200	372,556	543,756

The number of Directors whose total remuneration fall into the respective bands are as follows:

Range of Remuneration (RM)	Number of Directors Executive	Number of Directors Non-Executive
25,000 and below	-	2
25,001 – 50,000	-	3
100,001 – 150,000	-	1
250,001 – 300,000	1	-

3. SHAREHOLDERS

The annual general meeting is the principal forum for dialogue with shareholders. Shareholders are provided with an opportunity to participate in the question and answer session in which shareholders may raise questions regarding the proposed resolutions at the meeting as well as on matters relating to the Group's businesses and affairs. The Chairman and the Board members are in attendance to respond to shareholders' queries.

The Group also values dialogues with investors. The Group has been practising open discussions with investors/analysts upon request. In this regard, information is disseminated with strict adherence to the disclosure requirements of Bursa Securities.

The Board has identified the Company Secretaries to whom concerns may be conveyed and who would bring the same to the attention of the Board.

4. ACCOUNTABILITY AND AUDIT

The Audit Committee supports the Board in its responsibility to oversee the financial reporting and the effectiveness of the internal controls of the Group. The Audit Committee comprises three (3) Directors, all of whom are independent. The terms of reference and activities of the Audit Committee are set out in the Audit Committee Report on pages 13 to 15 of this Annual Report.

Financial Reporting

The Board aims to present a balanced and clear assessment of the Group's position and prospect through the annual financial statements and quarterly announcements to the Company's shareholders. The Board is also responsible in ensuring that the accounting records of the Group are properly kept. The Board discusses and reviews the recommendations proposed by the Audit Committee prior to adoption of the financial statements of the Group and of the Company.

Directors' Responsibility in Financial Reporting

The Board is satisfied that for the financial year ended 30 June 2006, the financial statements presented give a true and fair view of the state of affairs of the Group and of the Company and of the results and cash flows of the Group and of the Company. In preparing the financial statements, the Group has applied, on a consistent basis, the applicable approved accounting standards and provisions of the Companies Act, 1965.

Internal Control

The Board has overall responsibility in maintaining a sound internal control system for the Group to achieve its objectives within an acceptable risk profile as well as safeguarding shareholders' investment and the Group's assets. An overview of the state of internal control within the Group is set out in the Statement on Internal Control on page 12 of this Annual Report.

Relationship with the Auditors

The Board has established a formal and transparent relationship with the auditors. The Audit Committee recommends the appointment of the external auditors and their remuneration. The appointment of the external auditors is subject to the approval of shareholders at the annual general meeting whilst their remuneration is determined by the Board. The roles of both the external and internal auditors are further described in the Audit Committee Report.

STATEMENT ON INTERNAL CONTROL

Introduction

The Board of Directors ("Board") acknowledges the importance of maintaining a sound system of internal control to safeguard shareholders' investments and the Group's assets. Guided by the *Statement on Internal Control: Guidance for Directors of Public Listed Companies,* the Board is pleased to present the Statement on Internal Control of the Group (excluding associated companies, as the Board does not have control over their operations) pursuant to the Listing Requirements of Bursa Malaysia Securities Berhad.

Board Responsibility

The Board affirms its overall responsibility for the Group's system of internal control and risk management, and for reviewing the adequacy and integrity of these systems. However, in view of the inherent limitations in any system, such internal control systems are designed to manage rather than to eliminate risks that may impede the achievement of the Group's objectives. The systems can therefore only provide reasonable and not absolute assurance against material misstatements, frauds or losses. The system of internal control covers risk management and financial, organisational, operational and compliance controls.

The Board confirms that there is an on-going process of identifying, evaluating and managing significant risks by the management. This process has been put in place for the year and is reviewed periodically by the Board through its Audit Committee which is supported by the Internal Auditors.

Risk Management

The Board regards risk management as an integral part of business operations. A Corporate Risk Management Framework was developed and documented via a Corporate Risk Management Manual which sets out in a comprehensive manner the process adopted by the Group towards risk identification, evaluation, control and monitoring. The Risk Management Committee continues to play a pivotal role in overseeing the implementation of the risk management framework, periodically reviewing the risk management scorecards and reporting the status to the Audit Committee.

Control and Monitoring Process

The Board is committed to maintaining a strong internal control structure for the proper conduct of the Group's business operations. The key elements include:

- An operational structure with defined lines of responsibility and delegation of authority together with a hierarchical structure of reporting and accountability
- Internal policies and procedures that are regularly updated to reflect changing risks or resolve operational deficiencies including to clearly define limits of authority
- A detailed budgeting process which requires all business units to prepare budget and business plan on an annual basis
- Review of key business variables and the monitoring of the achievements of the Group's performance on a quarterly basis by the Board and the Audit Committee
- Confirmation of the effectiveness of internal control and risk assessment process by the chief executive officer or general manager of key operating companies by way of completion of the Internal Control – Self-Assessment Questionnaire on an annual basis
- Periodic examination of business processes and systems of internal control by the internal audit function which regularly submits its reports to the Audit Committee

The system of internal control was generally satisfactory and has not resulted in any material losses, contingencies or uncertainties that would require disclosure in the Group's Annual Report.

AUDIT COMMITTEE REPORT

COMPOSITION

As at the date of this Annual Report, the composition of the Audit Committee is as follows:

- **Members**

  Tuan Haji Munajat bin Idris
  (Chairman, Independent Non-Executive Director)

  Y. Bhg. Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim
  (Independent Non-Executive Director)

  Mr Tan Siak Tee
  (Independent Non-Executive Director)

  The composition of the Audit Committee complies with paragraphs 15.10 and 15.11 of the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities").

- **Secretaries**

  The Secretaries of Amsteel Corporation Berhad, Ms Chan Poh Lan and Ms Wong Phooi Lin, are also Secretaries of the Audit Committee.

TERMS OF REFERENCE

- **Membership**

  The Audit Committee shall be appointed by the Board from amongst their number and shall consist of not less than three (3) members, a majority of whom shall be independent directors. The composition of the Audit Committee shall fulfill the requirements as prescribed in the Listing Requirements of Bursa Securities. The Chairman of the Audit Committee shall be an independent director appointed by the Board.

- **Meetings and Minutes**

  The Audit Committee shall meet at least four (4) times annually and the Managing Director, the Chief Internal Auditor and the Chief Financial Officer shall normally be invited to attend the meetings. At least once a year, the Audit Committee shall meet with the external auditors without the non-independent directors being present. A majority of independent directors present shall form a quorum.

  Minutes of each meeting shall be kept and distributed to each member of the Audit Committee and the Board. The Chairman of the Audit Committee shall report on each meeting to the Board.

- **Authority**

  In conducting its duties and responsibilities, the Audit Committee shall have:

  (a) the authority to investigate any matter within its terms of reference.
  (b) the resources which are required to perform its duties.
  (c) full and unrestricted access to any information pertaining to the Company and the Group.
  (d) direct communication channels with the external and internal auditors.
  (e) the right to obtain independent professional or other advice as necessary.
  (f) the right to invite other Directors and/or management of the Company to attend any particular Audit Committee meeting to discuss specific issues.

- **Duties**

The duties of the Audit Committee are:

(i) To consider the appointment, resignation and dismissal of external auditors and the audit fee.

(ii) To discuss with the external auditors, prior to the commencement of audit, the nature and scope of audit and to ensure co-ordination of audit where more than one audit firm is involved.

(iii) To review and assess the annual and quarterly financial statements prior to the approval of the Board, focusing on:

- going concern assumption
- compliance with accounting standards and regulatory requirements
- changes in accounting policies and practices
- significant issues arising from audit

(iv) To discuss problems and reservations arising from the interim and final external audits, and any matter the external auditors may wish to discuss (in the absence of management, where necessary).

(v) To review the external auditors' management letter and management's response thereto.

(vi) To establish the following with the internal audit function:

- review the adequacy of the scope, functions and resources of the internal audit function and that it has the necessary authority to carry out its work
- review internal audit programme
- ensure co-ordination of external audit with internal audit
- consider the major findings of internal audit reviews/investigations and management's response, and ensure that appropriate actions are taken on the recommendations of the internal audit function

(vii) To review any related party transaction and conflict of interest situation that may arise within the Company and the Group.

(viii) To consider the appointment of independent advisers for corporate proposals involving related parties.

(ix) To assess the quality and effectiveness of the system of internal control and efficiency of operations, and to review the risk policy and implementation of the risk management framework.

(x) To promptly report to Bursa Securities on any matter where the Audit Committee is of the view that the matter reported by it to the Board has not been satisfactorily resolved resulting in a breach of the Listing Requirements of Bursa Securities.

(xi) To review any appraisal or assessment of the performance of the members of the internal audit function, approve any appointment or termination of senior staff members of the internal audit function and be informed of any resignation of internal audit staff members and reasons thereof.

(xii) To perform any other such function as may be agreed to by the Audit Committee and the Board.

ACTIVITIES DURING THE FINANCIAL YEAR

During the financial year under review, seven (7) Audit Committee Meetings were held for which full attendance were recorded for all the members of the Audit Committee.

The Audit Committee carried out its duties in accordance with its Terms of Reference during the year.

The main activities undertaken by the Audit Committee during the year were as follows:

- **Financial Results**

  (a) Reviewed the interim unaudited financial statements of the Group prior to recommending them for approval by the Board.

  (b) Reviewed the annual financial statements of the Group prior to submission to the Board for their consideration and approval focusing particularly on changes in accounting policies, significant and unusual events and compliance with applicable accounting standards approved by the Malaysian Accounting Standards Board ("MASB") and other legal requirements.

- **Internal Audit**

  (a) Reviewed the annual audit plan to ensure adequate scope and coverage on the activities of the Group, taking into consideration the assessment of key risk areas.

  (b) Reviewed the audit programmes, resource requirements and skill levels of the internal auditors for the year and assessed the performance of the internal audit function.

  (c) Reviewed the internal audit reports, audit recommendations made and management response to these recommendations and actions taken to improve the system of internal control and procedures.

  (d) Monitored the implementation of the audit recommendations to ensure that all key risks and controls have been addressed.

  (e) Reviewed the Internal Control - Self-Assessment ratings submitted by the respective operations management.

- **External Audit**

  (a) Reviewed with external auditors the audit planning memorandum covering the audit objectives and approach, audit plan, key audit areas and relevant technical pronouncements and accounting standards issued by MASB.

  (b) Reviewed with external auditors the results of the audit and the audit report in particular, accounting issues and significant audit adjustments arising from the external audit.

  (c) Reviewed with external auditors the memorandum of comments and recommendations arising from their study and evaluation of the system of internal and accounting controls together with management's response to the findings of the external auditors.

  (d) Evaluated the performance of the external auditors and made recommendations to the Board on their appointment and remuneration.

  (e) Convened a meeting with the external auditors without the non-independent directors being present to discuss issues arising from their review.

- **Risk Management**

  Reviewed the Corporate Risk Scorecard of key operations and the mitigating controls to address identified risks.

- **Related Party Transactions**

  Reviewed related party transactions entered into by the Group. Reviewed recurrent related party transactions of a revenue or trading nature on a quarterly basis for compliance with the Shareholders' Mandate.

NOMINATION COMMITTEE

Chairman : Mr M. Chareon Sae Tang @ Tan Whye Aun
(Non-Independent Non-Executive Director)

Members : Tuan Haji Munajat bin Idris
(Independent Non-Executive Director)

Mr Tan Siak Tee
(Independent Non-Executive Director)

Terms of Reference :

- To recommend to the Board, candidates for directorships in Amsteel Corporation Berhad
- To consider, in making its recommendations, candidates for directorships proposed by the Chief Executive Officer and, within the bounds of practicability, by any other senior executive or any director or shareholder
- To recommend to the Board, directors to fill the seats on Board Committees
- To assist the Board in reviewing on an annual basis, the required mix of skills and experience and other qualities, including core competencies which Non-Executive Directors should bring to the Board
- To assess, on an annual basis, the effectiveness of the Board as a whole, the committees of the Board and the contribution of each individual director, based on the process and procedure laid out by the Board

REMUNERATION COMMITTEE

Chairman : Mr M. Chareon Sae Tang @ Tan Whye Aun
(Non-Independent Non-Executive Director)

Members : Tuan Haji Munajat bin Idris
(Independent Non-Executive Director)

Mr Ong Kek Seng
(Non-Independent Executive Director)

Terms of Reference :

- To recommend to the Board the remuneration of the Executive Directors in all its forms, drawing from outside advice as necessary
- To carry out other responsibilities, functions or assignments as may be defined by the Board from time to time

5 YEARS' GROUP FINANCIAL HIGHLIGHTS

Financial years ended 30 June	2002	2003	2004	2005	2006
	RM'000	RM'000	RM'000	RM'000	RM'000
Revenue	5,622,262	4,564,239	2,421,041	447,724	**383,243**
Profit from operations	74,499	392,109	330,991	199,482	**220,005**
Profit/(Loss) before taxation	(551,557)	1,144,096	126,671	3,316	**38,848**
Profit/(Loss) after taxation	(650,099)	1,086,433	67,303	9,800	**7,345**
Total assets employed	12,046,267	5,043,271	4,004,262	3,933,428	**3,458,498**
Shareholders' funds	(1,188,746)	225,613	213,449	230,779	**207,242**
Net tangible assets/(liabilities)	(1,538,004)	149,798	155,039	178,159	**157,925**
	Sen	Sen	Sen	Sen	Sen
Net tangible assets/(liabilities) per share	(122)	11	12	13	**12**
Earnings/(Loss) per share*	(229)	118	1.8	0.5	**0.6**
	'000	'000	'000	'000	'000
Number of ordinary shares issued and fully paid	1,259,593	1,331,175	1,331,175	1,331,175	**1,331,175**

** Previous year's figures have been restated to take into account the effect of the capital reconstruction in 2003.*


Revenue RM Billion
6
5
4
3
2
1
0
2002
2003
2004
2005
2006


Total Assets Employed RM Billion
15
12
9
6
3
0
2002
2003
2004
2005
2006


Net Tangible Assets/(Liabilities) Per Share Sen
30
0
-30
-60
-90
-120
-150
2002
2003
2004
2005
2006


Shareholders' Funds RM Million
400
200
0
-200
-400
-600
-800
-1000
-1200
2002
2003
2004
2005
2006

THE GROUP'S BUSINESSES


Imperia




Lafite



- The Group's newest property launch are the signature homes at Banyan Close in Bandar Bukit Mahkota, Bangi offering privacy, exclusivity and prestigious living as reflected in the *Imperia*, *Lafite* and *Novar* show units. Other projects include Mahkota Hotel Melaka (bottom left) and Tiara Melaka Golf & Country Club, a 27-hole international class golf course (bottom right), both in Melaka .
- *Kumpulan melancarkan hartanah terbaru iaitu kediaman mewah di Banyan Close di Bukit Mahkota, Bangi yang menawarkan ciri-ciri privasi, eksklusif dan berprestif seperti yang dipaparkan di unit contoh 'Imperia', 'Lafite' dan 'Novar'. Projek lain termasuk Mahkota Hotel Melaka (bawah kiri) dan Tiara Melaka Golf & Country Club, padang golf 27-lubang bertaraf antarabangsa (bawah kanan), kedua-duanya di Melaka.*




Novar






SECOM



- Secom (M) Sdn Bhd provides total integrated 24-hour security services through its computerised centre monitoring system and provision of guards, for both residential and commercial properties.
- *Secom (M) Sdn Bhd menyediakan perkhidmatan keselamatan bersepadu 24-jam melalui sistem pengawalan pusat berkomputer dan pengawal keselamatan untuk hartanah kediaman dan perniagaan.*

Bagi pihak Lembaga Pengarah, saya dengan sukacitanya membentangkan Laporan Tahunan dan Penyata Kewangan Beraudit Amsteel Corporation Berhad bagi tahun kewangan yang berakhir pada 30 Jun 2006.

PRESTASI KEWANGAN

Bagi tahun kewangan berakhir 30 Jun 2006, Kumpulan melaporkan keuntungan sebelum cukai yang jauh lebih tinggi berjumlah RM38.8 juta berbanding RM3.3 juta dalam tahun kewangan sebelumnya. Prestasi yang lebih baik ini diraih terutamanya daripada keuntungan atas jualan hartanah hak milik bebas dan juga pengukuhan nilai Ringgit berbanding Dolar AS. Dengan siapnya kebanyakan projek-projek utamanya dan pelupusan pusat membeli-belah 'Parades' pada tahun kewangan sebelumnya, perolehan kumpulan menyusut kepada RM383.2 juta.

PERKEMBANGAN KORPORAT

Selaras dengan skim penstrukturan semula korporat dan hutang yang bertujuan merasionalisasikan kedudukan kewangannya serta memperkemaskan operasi dengan melupuskan pelaburan aset-aset serta perniagaan bukan teras dan kurang penting, Kumpulan telah mengumum dan melaksanakan usaha-usaha korporat berikut pada tahun kewangan:

(a) Lion Plaza Sdn Bhd, anak syarikat milik penuh Kumpulan, pada 24 April 2006, telah menyelesaikan penjualan sebidang tanah hak milik bebas yang terletak di Jalan Raja Chulan, Kuala Lumpur untuk tunai berjumlah RM59.0 juta;

(b) Kumpulan, pada 19 Mei 2006 telah menyelesaikan pelupusan syarikat bersekutunya, Amalgamated Containers Berhad, kepada Lion Corporation Berhad ("LCB") untuk sejumlah RM18.88 juta, dipenuhi oleh terbitan dan peruntukan sejumlah 14,410,710 saham biasa LCB baru bernilai RM1.00 setiap satu pada harga terbitan RM1.31 sesaham menerusi tawaran pengambilan alih bersyarat oleh LCB; dan

(c) Syarikat, pada 8 Mei 2006 telah mengumumkan bahawa Syarikat adalah Penerbit Tersenarai Terjejas apabila ia telah mencetus keperluan untuk memenuhi kriteria tambahan (e) di bawah perenggan 2.1 Nota Amalan Pindaan No. 17/2005 yang berkuat kuasa pada 5 Mei 2006 ("Pindaan PN17") di mana:

(i) pihak juruaudit telah memberi penekanan dalam pendapatnya berkenaan daya maju Syarikat di dalam akaun-akaun beraudit terbaru berakhir 30 Jun 2005; dan

(ii) ekuiti para pemegang saham Syarikat pada asas penyatuan (seperti dalam keputusan sukuan tidak beraudit terbaru pada 31 Disember 2005) adalah kurang dari 50% daripada modal terbitan dan berbayarnya.

Oleh demikian, Syarikat dikehendaki mematuhi peruntukan-peruntukan dalam Pindaan PN17. Syarikat kini, sedang meninjau dan menilai beberapa cadangan dalam usaha membentuk sebuah pelan yang jitu yang memerlukan kelulusan Suruhanjaya Sekuriti di bawah Seksyen 32 Akta Suruhanjaya Sekuriti, 1993 untuk mengatur semula kedudukan kewangan Kumpulan.

KAJIAN OPERASI

Bahagian Hartanah

Pasaran hartanah mengalami penurunan permintaan berikutan pertumbuhan sederhana ekonomi negara dan kenaikan harga minyak yang berterusan. Walaupun permintaan hartanah berupa rumah kediaman di lokasi-lokasi pilihan kekal tinggi, peningkatan kos bahan pembinaan telah menjejaskan margin yang wajar diraih oleh kebanyakan pemaju.

Bagi tahun dalam kajian, Bahagian Hartanah kita telah merekodkan perolehan yang lebih rendah iaitu berjumlah RM181.2 juta berbanding RM248.2 juta pada tahun lalu. Keuntungan operasi juga turut menyusut kepada RM35.0 juta berbanding RM45.9 juta pada sebelumnya.

Bandar Bukit Mahkota – Bangi, Selangor

Bandar Bukit Mahkota, sebuah perbandaran lengkap seluas 1,288 ekar, yang menawarkan gaya hidup desa berkualiti tinggi dengan cadangan pembinaan pusat komersial, hotel dan pasar raya besar. Ia juga menawarkan taman berlandskap dan tasik-tasik seluas 61 ekar berserta rumah kelab seluas 12 ekar.

Sejak projek ini dimulakan, lebih 4,500 buah rumah kediaman mampu dimiliki telah dilancarkan. Sebanyak 4,023 buah unit, atau 89% telah dijual. Sehingga kini, sebanyak 3,680 buah unit telah siap dibina dan diserahkan kepada para pembeli.

Dalam tahun kewangan, Bandar Bukit Mahkota melancarkan fasa baru, *Banyan Close* yang menggabungkan konsep gaya hidup mewah dalam satu perbandaran yang menawarkan ciri-ciri privasi, eksklusif dan berprestij. Dengan kawasan seluas 45 ekar, ia hanya menempatkan 141 buah banglo edisi terhad dalam kawasan berlandskap indah.

Bandar Akademia – Lenggeng, Negeri Sembilan

Bandar Akademia, projek campuran kediaman dan komersial yang terletak di atas tanah pegangan bebas seluas 1,827 ekar. Apabila siap kelak, ia menggabungkan rumah kediaman dan pusat perniagaan terancang yang lengkap dengan kemudahan awam.

Sehingga kini, sebanyak 5,828 lot banglo telah siap dibina. Sebagai pelengkap kepada pembangunan projek-projek sedia ada, pakej-pakej pembinaan banglo yang diperkenalkan dalam tahun kewangan telah mendapat sambutan yang memberangsangkan.

Bandar Mahkota – Banting, Selangor

Projek ini terletak lebih kurang 15km dari Lapangan Terbang Antarabangsa Kuala Lumpur ("KLIA"), di atas tanah pegangan bebas berkeluasan 2,169 ekar. Bandar Mahkota Banting (dahulunya dikenali sebagai Bandar Baru Brooklands) memiliki 925 ekar kawasan yang dimajukan kepada projek pembangunan campuran bagi rumah kediaman dan komersial.

Sehingga kini, lebih daripada 386 lot banglo dan 84 buah rumah kediaman telah berjaya dijual. Dalam tahun kewangan, sebanyak 373 buah rumah setingkat dan 259 buah rumah teres dua tingkat telah dilancarkan dengan nilai kasar pembangunan berjumlah RM65.0 juta.

Lion Industrial Park – Beranang, Selangor

Terletak berhampiran kawasan Bandar Beranang, yang mempunyai laluan mudah menghubungi Lebuhraya Utara-Selatan melalui Kajang, Bangi atau Nilai. Dengan keluasan 277 ekar tanah pegangan bebas, pembangunan ini meliputi lot-lot industri, kilang teres kos rendah serta kedai pejabat dua tingkat dengan saiz lot sekitar 0.79 ekar sehingga 6.15 ekar bagi memenuhi keperluan industri kecil dan sederhana.

Sehingga kini, sejumlah 142 ekar daripada 178 ekar lot industri telah pun diserahkan kepada para pembeli.

One Residency – Kuala Lumpur

Terletak berhampiran Jalan Raja Chulan, projek ini dilancarkan pada bulan Disember 2005 menanda kemasukan Kumpulan sektor pembinaan pangsapuri mewah di Segi Tiga Emas Kuala Lumpur. Projek ini mempunyai tiga blok menara yang terdiri daripada menara pejabat 15 tingkat dan dua blok 16 tingkat dan 30 tingkat yang menawarkan 426 buah suite khidmat mewah.

Sejak dilancarkan, lebih 80% daripada 426 buah suite telah dijual. Sehingga kini, peringkat pembinaannya mencapai tahap 25% siap dengan substruktur bangunan telah selesai dibina.

Hotel dan Golf

Di Malaysia, Kumpulan mengendalikan Mahkota Hotel dan Tiara Melaka Golf & Country Club yang terletak di Melaka, manakala di China, ia mengendalikan Swiss-Belhotel Changchun yang terletak di Changchun.

Mahkota Hotel yang mengadap laut terletak di tengah-tengah bandar Melaka dengan jarak berjalan kaki ke tempat-tempat lawatan utama serta pelbagai tarikan sejarah. Hotel ini menawarkan suite pangsapuri ala pusat peranginan dan kemudahan mengadakan konvensyen. Pada tahun kajian, ia mencatatkan kadar penginapan lebih daripada 50%.

Padang golf 27-lubang bertaraf antarabangsa di Tiara Melaka Golf & Country Club telah diiktiraf sebagai salah sebuah padang golf terbaik di Malaysia dalam tahun 2005/06. Kelab golf ini kini mempunyai lebih 1,000 orang ahli.

Swiss-Belhotel Changchun terletak berhampiran Pusat Bandar, di tengah-tengah kawasan pengeluaran kereta yang terkenal. Changchun kini merupakan pusat aktiviti pameran dan kebudayaan antarabangsa di Timur Laut China. Bagi tahun kewangan dalam kajian, hotel yang mempunyai 206 bilik itu merekodkan purata kadar penginapan lebih daripada 60%.

<u>Bahagian Perladangan</u>

Bahagian Perladangan Kumpulan merangkumi ladang-ladang kelapa sawit dan getah di Malaysia dan Indonesia dengan kawasan tanaman seluas lebih kurang 7,251 hektar. Bagi tahun kewangan dalam kajian, Bahagian Perladangan merekodkan jumlah perolehan lebih tinggi iaitu RM10.9 juta berbanding RM9.6 juta pada tahun kewangan sebelumnya. Peningkatan perolehan ini terutamanya disebabkan oleh kenaikan harga getah.

<u>Operasi-operasi Lain</u>

Operasi-operasi lain Kumpulan termasuk penawaran khidmat keselamatan dan alat-alat berkaitan keselamatan, perkhidmatan pengangkutan serta perkilangan dan penjualan produk-produk berkaitan keluli.

Secom (Malaysia) Sdn Bhd ("Secom"), syarikat usaha sama Kumpulan dengan Secom Co. Ltd, Jepun dan Koperasi Polis DiRaja Malaysia, menyediakan perkhidmatan keselamatan bersepadu 24 jam di bawah jenama SECOM. Perkhidmatan keselamatan dan peralatan yang disediakan oleh Secom termasuk sistem kawalan pusat berkomputer respons kecemasan, CCTV, interkom audio/video, audit sekuriti dan menyediakan pengawal-pengawal bagi hartanah perumahan dan komersial.

PROSPEK

Ekonomi Malaysia dijangka akan mencatat pertumbuhan sederhana dalam tahun 2006. Aktiviti-aktiviti hartanah dalam sub-sektor kediaman dan bukan kediaman dijangka terus menggalakkan, disokong oleh permintaan berkekalan bagi rumah mampu dimiliki dan pembinaan pejabat di lokasi-lokasi pilihan. Kumpulan akan terus menumpu kepada perniagaan teras iaitu pembangunan hartanah dan mencari jalan untuk mempertingkatkan perolehan secara usaha sama.

Berhubung langkah penyusunan semula, Kumpulan akan terus melupuskan baki aset-aset bukan teras dan aset-aset yang menjana pulangan rendah untuk mengurangkan lagi pinjamannya.

PENGHARGAAN

Bagi pihak Lembaga Pengarah, saya ingin mengambil kesempatan ini untuk merakamkan penghargaan dan ucapan terima kasih kepada para pelanggan, pemegang saham, pembiaya, rakan sekutu perniagaan di atas keyakinan dan sokongan berterusan selain Kerajaan dan pihak berkuasa pengawal selia di atas panduan dan keprihatinan mereka. Tidak lupa juga, akhir sekali saya ingin merakam penghargaan kepada kesemua pekerja atas dedikasi dan iltizam mereka pada sepanjang tahun kewangan.

JEN (B) TAN SRI DATO' ZAIN MAHMUD HASHIM
Pengerusi

CHAIRMAN'S STATEMENT

On behalf of the Board of Directors ("Board"), I am pleased to present the Annual Report and Audited Financial Statements of Amsteel Corporation Berhad for the financial year ended 30 June 2006.

FINANCIAL PERFORMANCE

For the financial year ended 30 June 2006, the Group reported a substantially higher profit before tax of RM38.8 million as compared to RM3.3 million in the previous financial year. The better performance arose mainly from gain on disposal of its freehold land as well as from foreign exchange gain arising from the strengthening of the Ringgit against the US Dollar. With the completion of substantial property projects and the divestment of the 'Parades' shopping malls in the previous financial year, the Group's revenue was lower at RM383.2 million.

CORPORATE DEVELOPMENT

In line with the Group's corporate and debt restructuring scheme to rationalise its financial position and to further streamline its operation by the divestment of its non-core and peripheral assets and business, the Group had undertaken the following significant corporate exercises and announcements during the financial year:

(a) Lion Plaza Sdn Bhd, a wholly-owned subsidiary of the Group, had on 24 April 2006, completed the disposal of a piece of freehold land located along Jalan Raja Chulan, Kuala Lumpur for a total cash consideration of approximately RM59.0 million;

(b) The Group had on 19 May 2006 completed the disposal of its associated company, Amalgamated Containers Berhad, to Lion Corporation Berhad ("LCB") for a total disposal consideration of approximately RM18.88 million, satisfied by the issuance and allotment of 14,410,710 new ordinary shares of RM1.00 each in LCB at an issue price of RM1.31 each via a conditional take-over offer by LCB; and

(c) The Company had on 8 May 2006 announced that the Company was an Affected Listed Issuer as it has triggered the enhanced criteria (e) under the paragraph 2.1 of the Amended Practice Note No: 17/2005 which took effect on 5 May 2006 ("Amended PN17") where:

   (i) the auditors had expressed a modified opinion with emphasis on the Company's going concern in the Company's latest audited accounts as at 30 June 2005; and

   (ii) the shareholders' equity of the Company on a consolidated basis (as in the latest unaudited quarterly results as at 31 December 2005) was less than 50% of its issued and paid up capital.

The Company is therefore required to comply with the provisions of the Amended PN17. The Company is presently exploring and evaluating various options in its endeavour to formulate a plan that is substantive and requires the approval of the Securities Commission under Section 32 of the Securities Commission Act, 1993 in order to regularise the Group's financial condition.

REVIEW OF OPERATIONS

Property Division

The property market experienced a slowdown in demand in tandem with the moderation in growth of the nation's economy and the persistent escalation in oil prices. Although demand for residential properties in choice locations remained fairly high, the rising cost of building materials has eroded margins considerably for most developers.

For the year under review, our Property Division recorded a lower revenue of RM181.2 million as against RM248.2 million last year. Operating profit was correspondingly lower at RM35.0 million compared to RM45.9 million previously.

Bandar Bukit Mahkota – Bangi, Selangor

Bandar Bukit Mahkota is a self-contained 1,288 acre township offering quality country living with a planned commercial centre, hotel and hypermarket. It also offers 61 acres of landscaped gardens and lakes together with a 12-acre clubhouse.

Since its commencement, more than 4,500 units of affordable residential properties have been launched. A total of 4,023 units have been sold representing a take-up rate of 89%. Todate, a total of 3,680 units have been completed and delivered to purchasers.

During the year, Bandar Bukit Mahkota unveiled its latest phase, *Banyan Close* which was launched with the concept of signature living within the township and offers privacy, exclusivity and prestige. Occupying 45 acres, the enclave comprises only 141 limited edition bungalows set in beautifully landscaped grounds.

Bandar Akademia – Lenggeng, Negeri Sembilan

Bandar Akademia is a mixed residential and commercial project situated on 1,827 acres of freehold land. When completed, it will feature a mix of residential units and a planned business park complete with public amenities.

Todate, 5,828 bungalow lots have been completed. To complement the existing development projects, bungalow construction packages were introduced during the year and response has been encouraging.

Bandar Mahkota – Banting, Selangor

Sited on 2,169 acres of freehold land about 15km from Kuala Lumpur International Airport ("KLIA"), Bandar Mahkota Banting (formerly known as Bandar Baru Brooklands) has 925 acres converted for development into mixed residential and commercial units.

Todate, more than 386 units of bungalow lots and 84 residential units have been sold. During the year, 373 units of single storey houses and 259 double storey terrace houses with a total gross development value of RM65.0 million were launched.

Lion Industrial Park – Beranang, Selangor

Located in the vicinity of Beranang town, it is easily accessible to the North-South Expressway via Kajang, Bangi or Nilai. Covering 277 acres of freehold land, the development includes industrial lots, low cost terraced factories and double storey shop offices with lot sizes ranging from 0.79 acres to 6.15 acres catering to small and medium sized industries.

Todate, 142 acres of the 178 acres of industrial lots have been delivered to purchasers.

One Residency – Kuala Lumpur

Located off Jalan Raja Chulan, this project was launched in December 2005 and marked the Group's entry into the upmarket apartment sector in Kuala Lumpur's Golden Triangle. The project comprises three tower blocks, consisting of a 15-storey annexed office tower and two 16-storey and 30-storey high-end service suites totalling 426 units.

Since its launch, more than 80% of the 426 units were sold. Todate, the stage of construction has reached 25% with the completion of the building substructure.

Hotel and Golf

The division in Malaysia operates the Mahkota Hotel and Tiara Melaka Golf & Country Club, both located in Malacca, while in China, it operates the Swiss-Belhotel Changchun, located at Changchun.

Mahkota Hotel, situated on the seafront in the heart of Malacca, is within a short walking distance to major sightseeing and various historical attractions. The hotel offers resort-styled apartment suites and convention facilities and during the year, had achieved an average occupancy rate of more than 50%.

The 27-hole international class golf course in Tiara Melaka Golf & Country Club was adjudged one of the best golf courses in Malaysia for 2005/06. The golf club has more than 1,000 members.

Swiss-Belhotel Changchun, is located in close proximity to the City Centre and in the heart of the renowned First Automobile Works. Changchun is now the hub of international exhibitions and cultural activities in Northeast China. For the financial year under review, the 206-room hotel recorded an average occupancy rate in excess of 60%.

Plantation Division

The Group's Plantation division has oil palm and rubber plantations in Malaysia and Indonesia with planted area of approximately 7,251 hectares. For the financial year under review, the Plantation division recorded a higher turnover of RM10.9 million as compared to RM9.6 million in the previous financial year. The increase in the revenue was mainly due to higher rubber prices.

Other Operations

Other operations are mainly involved in the provision of security services and security related equipment, transportation services and manufacture and sale of steel related products.

Secom (Malaysia) Sdn Bhd ("Secom"), the Group's joint-venture with Secom Co. Ltd, Japan and the Malaysian Police Co-operative Society, provides total integrated 24-hour security services under the SECOM brand. The security services and equipment provided by Secom include computerised central monitoring system of emergency response, CCTV, audio/video intercom, security audit and the supply of guards for residential and commercial properties.

PROSPECTS

The Malaysian economy is expected to register moderate growth in 2006. Property activities in the residential and non-residential sub-sectors are expected to remain firm, supported by sustained demand for affordable houses and purposes-built offices in choice locations. The Group will continue to focus on its core property development business and seek to enhance its earnings on a joint venture business.

On its rationalisation exercises, the Group will continue to divest the remaining non-core and low-income generating assets to further reduce its borrowings.

ACKNOWLEDGEMENT

On behalf of the Board, I would like to take this opportunity to express our sincere gratitude and appreciation to our valued customers, shareholders, financiers and business associates for their continued confidence and support and to the Government and regulatory authorities for their guidance and understanding. Last but not least, I would like to record our appreciation to all our employees for their dedication and commitment throughout the year.

JEN (B) TAN SRI DATO' ZAIN MAHMUD HASHIM
Chairman

主席报告

我谨代表董事部，欣然提呈合钢实业有限公司截至2006年6月30日的常年报告和经审核财务报告。

财务业绩

截至2006年6月30日的会计年度，本集团的税前利润是3千880万令吉，比上一个会计年度的330万令吉是大有改善。利润的增长主要是来自出售永久地契土地以及令吉对美元的汇率坚挺所带来的外汇盈利。在本会计年度内，本集团的营业额只有3亿8千320万令吉，这主要是由于产业组所带来的收入减少，因为相当多的房地产计划在上一个年度已完成，同时也把两家百利购物中心脱售。

企业发展

为配合本集团的企业和债务重组计划，以使集团的财务地位合理化，以及通过出售非核心和周边的资产与投资，使到业务更加顺畅，在本会计年度内，本集团采取和宣布以下显著的企业措施：

(a) 本公司的独资子公司Lion Plaza Sdn Bhd，在2006年4月24日，完成出售一片永久地契土地，坐落在吉隆坡的惹兰拉惹朱兰，取得大约5千900万令吉的现金；

(b) 在2006年5月19日，本集团把联号公司，合营货柜有限公司完成出售给金狮机构有限公司（“金狮机构”），售价约1千888万令吉，支付方式是由金狮机构通过有条件接管的方式，以发行14,410,710股新普通股，每股的票面值1令吉，发行价格是每股1.31令吉；以及

(c) 公司在2006年5月8日宣布为“受影响上市公司”，因为它触及2006年5月5日生效的经修正的应用指引17/2005号的（“修正PN17”）第2.1节下的加强标准(e)，由于：

   (i) 本公司于2005年6月30日提呈的最新的经审核账目中，审核师在其经修正的观点中，强调了本公司企业持续经营的状况；以及

   (ii) 在综合总账的基础上（根据2005年12月31日的未经审核的最新季度业绩），股东权益少过其发行资本与缴足资本的50%。

   因此，本公司必须要符合经修正PN17下的规定。本公司目前致力于探讨和评估各种方法，以致力似定一个方案；这个方案必须是具体的，而且必须在1993年证券委员会法令第32条下获得证券委员会批准以调整本集团的财务情况。

业务检讨

产业组

由于国家的经济成长率放缓，加上油价节节飙升，以致产业市场的需求缓慢下来。尽管在地点优质的住宅地产的供应仍然相当高，对大多数发展商而言，建筑材料的价格上涨，使到利润率大跌。

在本会计年度，我们的产业组的收入下跌，只有1亿8千120万令吉，上一个年度则是2亿4千820万令吉。因而营业利润也相应的减少到3千500万令吉，比上一年度的4千590万令吉为低。

Bandar Bukit Mahkota - 晋兰莪州万宜

Bandar Bukit Mahkota是一个独立自足和面积1千288依格的市镇，它提供高素质的郊区居住环境，并备有策划良好的商业中心、酒店和霸级市场。此市镇也拥有占地61依格绿草如茵的公园和湖泊，另外还有一个占地12依格的俱乐部。

自推展以来，我们总共推出超过4千500个价格实惠的住宅单位。迄今已经售出4千23个单位，销售率达到89%。迄今已完成3千680个单位，并已移交给买主。

在本会计年度，Bandar Bukit Mahkota 推出最新一期命名为*Banyan Close* 的产业，在该市镇范围内享有独树一格的生活概念，提供隐私权、独特性和显赫价值。这片土地共45依格，只兴建141间限量发售的洋楼，并享有布置美丽的亭园。

Bandar Akademia - 森美兰州宁宜

Bandar Akademia 是一个住宅与商业区混合计划，座落在一片1千827依格的永久地契土地上。在完工后，将有住宅单位和计划周密的商业区，并设有完善的公共设备 。

迄今为止，5千828个洋楼地段已经完成。为辅助现有的发展计划，公司在本会计年度内提供兴建洋楼的配套，反应不俗。

Bandar Mahkota - 晋兰莪州万津皇冠

它坐落在距离吉隆坡国际机场大约15公里的地点，Bandar Mahkota Banting （前称为Bandar Baru Brooklands）总共有2千169依格永久地契土地，其中925依格已发展成为住宅与商业单位的综合房屋地产。

迄今为止，超过386个单位的独立式洋楼地段以及84个住宅单位已经售出。在本会计年度，共推出373个单位的单层排屋和259个单位的双层排屋，发展总值为6千500万令吉。

金狮工业园 - 雪兰莪州巴玲珑

它坐落在巴玲珑市中心，可经由南北大道再通过加影、万宜或汝来进入。这项发展计划拥有277依格永久地契土地，所发展的地段包括工业地段、廉价毗连式工厂以及双层店屋/办公室，每个地段面积从0.79依格至6.15依格不等，以迎合中小型工业的需求。

迄今推展的178依格的工业地段中，142依格已经售出。所有售出单位都已全部完工并移交给买主。

One Residency - 吉隆坡

坐落在惹兰拉惹朱兰，随着本集团进入吉隆坡黄金三角的高级公寓市场，这项计划在2005年12月推出。这项计划包括3座塔楼，由1座15层高的附属办公室塔楼和2座分别为16层和30层的高层服务配套公寓所组成，总共有426个单位。

推出后，这426个单位中，超过80%已售出。在最近完成地下建筑结构之后，建筑阶段已经完成了25%。

*酒店与高尔夫球组*方面，在马来西亚管理皇冠酒店和Tiara Melaka Golf & Country Club，两者都在马六甲州。在中国，该组经营位于长春的吉林车城花园酒店。

皇冠酒店，位于马六甲市中心，临海，短程步行即可抵达各个主要景点和历史古迹。该酒店提供渡假村式公寓套房和会议设施，在本会计年度，其住客率平均达到超过50%。

Tiara Melaka Golf & Country Club是27洞的国际级高尔夫球场，它被评为2005/06年度马来西亚最佳高尔夫球场之一。该高尔夫球俱乐部拥有大约1千名会员。

长春市的吉林车城花园酒店接近市中心，也是在闻名的第一汽车城的心脏地带。长春目前是中国东北的国际展览和文化活动中心。在本会计年度，该206个房间的酒店，住客率平均超过60%。

园丘组

本集团的园丘组在马来西亚和印尼拥有油棕园丘和树胶园丘，种植面积约7千251公顷。在本会计年度，园丘组的营业额为1千90万令吉，比上一年度的960万令吉为高，收入增长主要是因为树胶涨价所致。

其他业务

其他业务主要涉及提供保安服务和与保安有关的器材、运输服务、制造和销售钢铁产品。

Secom (Malaysia) Sdn Bhd ("Secom")是由本集团和日本的 Secom Co. Ltd以及马来西亚警察合作社联营的，它在SECOM品牌下提供24小时的全面性保安服务。由Secom提供的保安服务和器材包括可以作出紧急反应的电脑化中央监视系统、闭路电视、音响/录像内部通话装置、保安稽查以及为住宅区及商业中心提供保安人员。

展望

马来西亚经济在2006年预料将取得中度成长。住宅与非住宅产业部门的活动预料将继续令人鼓舞，这主要是因为获得在上选地点，特别兴建人们有能力购买的房屋和办公室之需求的支持。本集团将继续集中在其核心产业发展业务，并寻求通过发展新地点以联营方式增加盈利。

本集团在合理化措施下，将继续脱售剩下来的非核心及低收入资产，以进一步减少借贷。

鸣谢

我谨代表董事部，对我们尊贵的客户、股东、金融家及商业伙伴表达真诚的谢忱，感谢他们继续支持我们和对我们有信心。我也要感谢政府部门和执法机构的指导与谅解。最后，我要感谢全体员公一年来的贡献。

主席
JEN (B) TAN SRI DATO' ZAIN MAHMUD HASHIM

DIRECTORS' REPORT

The Directors have pleasure in submitting their report and the audited financial statements of the Group and of the Company for the financial year ended 30 June 2006.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The principal activities of its subsidiary companies are shown in Note 10 to the financial statements.

There have been no significant changes in the activities of the Company and of its subsidiary companies during the financial year.

FINANCIAL RESULTS

	GROUP RM'000	COMPANY RM'000
Profit after taxation	7,345	28,460
Minority interests	847	-
Net profit for the financial year	8,192	28,460

DIVIDENDS

The Directors do not recommend any dividend payment in respect of the financial year ended 30 June 2006.

RESERVES AND PROVISIONS

There were no material transfers to or from reserves or provisions during the financial year other than as disclosed in the notes to the financial statements.

SHARE CAPITAL

There was no increase in the issued and paid-up capital of the Company during the financial year.

DIRECTORS

The Directors who served since the date of the last report are:

Jen (B) Tan Sri Dato' Zain Mahmud Hashim
Ong Kek Seng
Tan Sri William H.J. Cheng
Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim
Munajat bin Idris
M. Chareon Sae Tang @ Tan Whye Aun
Tan Siak Tee

In accordance with Article 98 of the Company's Articles of Association, Y. Bhg. Tan Sri William H.J. Cheng and Mr Tan Siak Tee retire by rotation at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

In accordance with Section 129 of the Companies Act, 1965, Y. Bhg. Jen (B) Tan Sri Dato' Zain Mahmud Hashim who had attained the age of 70 years shall retire and seek re-appointment as Director under the provisions of the said Act to hold office until the next annual general meeting.

DIRECTORS' BENEFITS

Since the end of the previous financial year, no Director of the Company has received or become entitled to receive any benefit (other than those disclosed in the financial statements) by reason of a contract made by the Company or a related corporation with any Director or with a firm of which a Director is a member or with a company in which a Director has a substantial financial interest save and except for fees for professional services paid to a firm of which Mr M. Chareon Sae Tang is a partner in his capacity as an advocate and solicitor, and except for any benefit which may be deemed to have arisen by virtue of the balances and transactions between the Company and its related companies and certain companies in which certain Directors of the Company and/or its subsidiary companies are substantial shareholders as disclosed in Note 29 to the financial statements.

Except as disclosed below, neither during nor at the end of the financial year, was the Company a party to any arrangement whose object is to enable the Directors to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate:

i) share options granted pursuant to the Executive Share Option Scheme which expired on 7 February 2006 (further details are disclosed under Directors' Interests);

ii) a multiple call option to purchase RM66.6936 million redeemable convertible unsecured loan stocks ("Option RCULS") in Lion Diversified Holdings Berhad ("LDHB") granted to Tan Sri William H.J. Cheng for a consideration of RM66.6936 million for the RM66.6936 million Option RCULS at any time between 1 June 2004 and 15 December 2006 including any shares in LDHB as may be converted from the Option RCULS. As at 30 June 2006, Tan Sri William H.J. Cheng exercised RM34,279,920 Option RCULS under the multiple call option and converted all the RM34,279,920 Option RCULS to 39,860,372 shares in LDHB; and

iii) a double put option to require Tan Sri William H.J. Cheng to purchase from the Company, (a) RM33.3468 million Option RCULS for a consideration of RM33.3468 million on 15 December 2005 ("1st Option") and (b) RM33.3468 million Option RCULS for a consideration of RM33.3468 million or RM66.6936 Option RCULS for a consideration of RM66.6936 million if the 1st Option is not exercised, on 15 December 2006, including any shares in LDHB as may be converted from the respective Option RCULS.

DIRECTORS' INTERESTS

The Directors' interests in shares in the Company are as follows:

	Number of ordinary shares			
	As at 1.7.2005	**Additions**	**Disposals**	**As at 30.6.2006**
Direct interest in shares				
Tan Siak Tee	10,000	–	–	10,000
Indirect interest in shares				
Tan Sri William H.J.Cheng	629,041,722	–	3,467	629,038,255

In addition to the above, the following Director is also deemed to have an interest in shares in the Company by virtue of options granted to him pursuant to the Executive Share Option Scheme of the Company which expired on 7 February 2006:

		Options over ordinary shares			
	As at 1.7.2005	Granted	Exercised	Lapsed	As at 30.6.2006
Jen (B) Tan Sri Dato' Zain Mahmud Hashim	35,000	–	–	35,000	–

The Directors' interests in shares in related companies are as follows:

	Nominal value per preference share	As at 1.7.2005	Number of shares Additions	Disposals	As at 30.6.2006
Direct interest in shares					
Ong Kek Seng					
Hy-Line Berhad	RM1,000	1	–	–	1

	Nominal value per ordinary share	As at 1.7.2005	Number of shares Additions	Disposals	As at 30.6.2006
Indirect interest in shares					
Tan Sri William H.J. Cheng					
Ambang Maju Sdn Bhd	RM1.00	70,000	–	–	70,000
Ayer Keroh Resort Sdn Bhd	RM1.00	20,000,000	–	–	20,000,000
Bungawang Sdn Berhad	RM1.00	25,000	–	–	25,000
Crystavel Sdn Bhd (In Liquidation - Voluntary)	RM1.00	998	–	–	998
Davids Warehousing Sdn Bhd (In Liquidation - Voluntary)	RM1.00	4,080,000	–	–	4,080,000
Dwiwater Sdn Bhd	RM1.00	5,252	–	–	5,252
Kobayashi Optical Sdn Bhd	RM1.00	700,000	–	–	700,000
Lion Mutiara Parade Sdn Bhd	RM1.00	6,000,000	–	–	6,000,000
Lion Plantations Sdn Bhd	RM1.00	8,000,000	–	–	8,000,000
Salient Care Sdn Bhd	RM1.00	1,400,000	–	–	1,400,000
Secom (Malaysia) Sdn Bhd	RM1.00	5,100,000	–	–	5,100,000
Visionwell Sdn Bhd	RM1.00	16,000,000	–	–	16,000,000
Masoni Investment Pte Ltd	*	9,500,000	–	–	9,500,000
P T Amsteel Securities Indonesia	Rp1,000	9,350,000	–	–	9,350,000
P T Kebunaria	Rp1,000,000	17,000	–	–	17,000

	Nominal value per preference share	As at 1.7.2005	Number of shares Additions	Disposals	As at 30.6.2006
Lion Mutiara Parade Sdn Bhd	RM0.01	8,400,000	–	–	8,400,000
Hy-Line Berhad	RM1,000	2,483	–	–	2,483

Investment in the People's Republic of China	**Currency**	**As at 1.7.2005**	**Additions**	**Disposals**	**As at 30.6.2006**
Jilin Motor City Park Hotel Co Ltd	Rmb	60,000,000	–	–	60,000,000

* Shares in companies incorporated in Singapore do not have a par value

Other than as disclosed above, the Directors of the Company do not have any other interest in the shares in the Company or its related companies during and at the end of the financial year.

EXECUTIVE SHARE OPTION SCHEME

The Executive Share Option Scheme ("ESOS") for the benefit of the eligible executives and executive Directors of the Group which was implemented on 8 February 2001, expired on 7 February 2006.

The salient features and other terms of the ESOS are disclosed in Note 24 to the financial statements.

The persons to whom the options have been granted have no right to participate by virtue of the options in any share issue of any other Company.

Details of options granted to Directors are disclosed in the section on Directors' Interests in this report.

A new ESOS was approved by the shareholders of the Company on 8 February 2006 and implemented on 1 June 2006 ("New ESOS").

The salient features and other terms of the New ESOS are disclosed in Note 24 to the financial statements.

No options were granted pursuant to the New ESOS during the financial year.

OTHER STATUTORY INFORMATION

Before the income statements and balance sheets of the Group and of the Company were made out, the Directors took reasonable steps:

(a) to ascertain that proper action had been taken in relation to the writing off of bad receivables and the making of allowance for doubtful receivables and satisfied themselves that all known bad receivables had been written off and that adequate allowance had been made for doubtful receivables; and

(b) to ensure that any current assets which were unlikely to realise in the ordinary course of business their value as shown in the accounting records had been written down to an amount which they might be expected so to realise.

At the date of this report, the Directors are not aware of any circumstances:

(a) which would render the amounts written off for bad receivables or the amount of allowance for doubtful receivables in the financial statements of the Group and of the Company inadequate to any substantial extent; or

(b) which would render the values attributed to the current assets in the financial statements of the Group and of the Company misleading; or

(c) which have arisen which would render adherence to the existing method of valuation of assets or liabilities of the Group and of the Company misleading or inappropriate; or

(d) not otherwise dealt with in this report or the financial statements which would render any amount stated in the financial statements of the Group and of the Company misleading.

At the date of this report, there does not exist:

(a) any charge on the assets of the Group and of the Company which has arisen since the end of the financial year which secures the liabilities of any other person; or

(b) any contingent liability in respect of the Group or of the Company which has arisen since the end of the financial year.

Except as disclosed in the financial statements, no contingent or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the Directors, will or may substantially affect the ability of the Group or of the Company to meet their obligations as and when they fall due.

In the opinion of the Directors:

(a) except as disclosed in the financial statements, the results of the Group's and of the Company's operations during the financial year were not substantially affected by any item, transaction or event of a material and unusual nature; and

(b) except as disclosed in the financial statements, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely to affect substantially the results of the operations of the Group and of the Company for the financial year in which this report is made.

AUDITORS

The auditors, Ong Boon Bah & Co, have indicated their willingness to continue in office.

Signed in accordance with a resolution of the Directors dated 20 September 2006.

JEN (B) TAN SRI DATO' ZAIN MAHMUD HASHIM
Chairman

ONG KEK SENG
Managing Director

Kuala Lumpur

CONSOLIDATED INCOME STATEMENT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

	Note	2006 RM'000	2005 RM'000	2006 USD'000
Revenue	2	**383,243**	447,724	104,369
Other operating income		**146,282**	65,943	39,837
Changes in inventories		**(955)**	311	(260)
Raw materials and consumables used		**(20,742)**	(14,104)	(5,649)
Property development expenditure	14(b)	**(123,209)**	(130,308)	(33,554)
Purchase of trading goods		**(11,052)**	(11,288)	(3,010)
Loss on disposal of subsidiary companies		**-**	(2,682)	-
Staff costs	3	**(28,430)**	(21,092)	(7,742)
Depreciation and amortisation expenses		**(14,419)**	(16,020)	(3,927)
Other operating expenses		**(110,713)**	(119,002)	(30,150)
Profit from operations	4	**220,005**	199,482	59,914
Finance costs	5	**(169,524)**	(195,601)	(46,167)
Share in results of associated companies		**(11,633)**	(565)	(3,168)
Profit before taxation		**38,848**	3,316	10,579
Taxation	6			
- Company and subsidiary companies		**(29,945)**	10,001	(8,155)
- associated companies		**(1,558)**	(3,517)	(424)
		(31,503)	6,484	(8,579)
Profit after taxation		**7,345**	9,800	2,000
Minority interests		**847**	(3,186)	231
Net profit for the financial year		**8,192**	6,614	2,231
		Sen	**Sen**	**Cents**
Earnings per share	7	**0.6**	0.5	0.2
Dividend per share		**-**	-	-

The accompanying notes form an integral part of the financial statements.

CONSOLIDATED BALANCE SHEET

AS AT 30 JUNE 2006

	Note	2006 RM'000	2005 RM'000	2006 USD'000
PROPERTY, PLANT AND EQUIPMENT	8	**549,431**	558,740	149,627
ASSOCIATED COMPANIES	9	**125,639**	178,860	34,215
INTEREST IN JOINT-VENTURES	11	**31**	31	8
INVESTMENTS	12	**1,272,472**	1,411,740	346,534
DEFERRED EXPENDITURE	13	**134**	160	36
LAND HELD FOR PROPERTY DEVELOPMENT	14(a)	**352,531**	360,510	96,005
GOODWILL ON CONSOLIDATION	15	**49,183**	52,460	13,394
DEFERRED TAX ASSETS	28	**9,144**	2,762	2,490
		2,358,565	2,565,263	642,309
CURRENT ASSETS				
Investments	12	**221,616**	61,512	60,353
Property development costs	14(b)	**138,586**	198,118	37,741
Inventories	16	**162,032**	150,036	44,126
Receivables	17	**371,589**	651,408	101,195
Tax recoverables		**21,897**	28,317	5,963
Deposits, cash and bank balances	18	**184,213**	278,774	50,167
		1,099,933	1,368,165	299,545
CURRENT LIABILITIES				
Payables	19	**377,246**	494,628	102,736
Finance lease liabilities	20	**96**	98	26
Provisions	21	**19,484**	16,739	5,306
ACB Bonds and USD Debts	22	**1,045,269**	298,033	284,659
Short term borrowings	23	**77,043**	76,045	20,981
Tax liabilities		**17,413**	17,160	4,742
		1,536,551	902,703	418,450
NET CURRENT (LIABILITIES) / ASSETS		**(436,618)**	465,462	(118,905)
		1,921,947	3,030,725	523,404
Financed by:				
SHARE CAPITAL	24	**1,331,175**	1,331,175	362,520
RESERVES	25	**(1,123,933)**	(1,100,396)	(306,082)
SHAREHOLDERS' FUNDS		**207,242**	230,779	56,438
MINORITY INTERESTS		**23,096**	24,307	6,290
ACB BONDS AND USD DEBTS	22	**1,656,289**	2,739,580	451,059
LONG TERM BORROWINGS	27	**5,056**	6,341	1,377
FINANCE LEASE LIABILITIES	20	**267**	191	72
DEFERRED LIABILITIES		**8,110**	8,123	2,208
DEFERRED TAX LIABILITIES	28	**21,887**	21,404	5,960
		1,921,947	3,030,725	523,404

The accompanying notes form an integral part of the financial statements.

COMPANY INCOME STATEMENT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

	Note	2006 RM'000	2005 RM'000	2006 USD'000
Revenue	2	**189,102**	192,995	51,498
Other operating income		**73,382**	–	19,984
Staff costs	3	**(624)**	(864)	(170)
Depreciation		**(128)**	(157)	(35)
Other operating expenses		**(67,685)**	(29,949)	(18,433)
Profit from operations	4	**194,047**	162,025	52,844
Finance costs	5	**(160,359)**	(178,074)	(43,671)
Profit/(Loss) before taxation		**33,688**	(16,049)	9,173
Taxation	6	**(5,228)**	1,906	(1,424)
Net profit/(loss) for the financial year		**28,460**	(14,143)	7,749
		Sen	**Sen**	**Cents**
Dividend per share		–	–	–

The accompanying notes form an integral part of the financial statements.

COMPANY BALANCE SHEET

AS AT 30 JUNE 2006

	Note	2006 RM'000	2005 RM'000	2006 USD'000
PROPERTY, PLANT AND EQUIPMENT	8	**157**	373	43
ASSOCIATED COMPANIES	9	**52,059**	115,406	14,177
SUBSIDIARY COMPANIES	10	**455,120**	455,120	123,943
INVESTMENTS	12	**1,233,477**	1,347,400	335,914
		1,740,813	1,918,299	474,077
CURRENT ASSETS				
Investments	12	**221,616**	61,512	60,353
Receivables	17	**3,672,514**	3,886,657	1,000,140
Tax recoverable		**9,674**	6,902	2,635
Deposits, cash and bank balances	18	**29,062**	161,013	7,914
		3,932,866	4,116,084	1,071,042
CURRENT LIABILITIES				
Payables	19	**1,423,253**	1,471,565	387,596
Finance lease liabilities	20	**-**	51	-
ACB Bonds and USD Debts	22	**1,039,549**	309,690	283,101
		2,462,802	1,781,306	670,697
NET CURRENT ASSETS		**1,470,064**	2,334,778	400,345
		3,210,877	4,253,077	874,422
Financed by:				
SHARE CAPITAL	24	**1,331,175**	1,331,175	362,520
SHARE PREMIUM		**230,188**	230,188	62,688
ACCUMULATED LOSSES		**(66,508)**	(94,968)	(18,112)
SHAREHOLDERS' FUNDS		**1,494,855**	1,466,395	407,096
ACB BONDS AND USD DEBTS	22	**1,716,022**	2,786,629	467,326
FINANCE LEASE LIABILITIES	20	**-**	53	-
		3,210,877	4,253,077	874,422

The accompanying notes form an integral part of the financial statements.

CONSOLIDATED CASH FLOW STATEMENT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

	Note	2006 RM'000	2005 RM'000	2006 USD'000
CASH FLOWS FROM OPERATING ACTIVITIES				
Profit before taxation		**38,848**	3,316	10,579
Adjustment for non-cash items, interests and dividends	33(a)	**(8,991)**	95,172	(2,448)
Operating profit before working capital changes		**29,857**	98,488	8,131
(Increase)/Decrease in inventories		**(12,037)**	2,448	(3,278)
Decrease/(Increase) in property development costs		**55,777**	(16,418)	15,190
Decrease/(Increase) in trade and other receivables		**166,310**	(4,174)	45,291
(Decrease)/Increase in trade and other payables		**(23,193)**	10,462	(6,316)
Cash generated from operations		**216,714**	90,806	59,018
Tax paid		**(17,696)**	(8,977)	(4,819)
Net cash inflow from operating activities		**199,018**	81,829	54,199
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of property, plant and equipment	33(c)	**(5,424)**	(6,395)	(1,477)
Purchase of investments		**–**	(3,187)	–
Increase in land held for property development		**(28,161)**	(5,063)	(7,669)
Repayment from associated companies		**2,180**	13,040	594
Deferred expenditure incurred		**(37)**	(9)	(10)
Proceeds from disposal of property, plant and equipment		**3,672**	7,106	1,000
Proceeds from disposal of investments		**80,796**	15,410	22,003
Proceeds from disposal of property development		**59,040**	–	16,078
Proceeds from redemption of investments		**3,705**	–	1,009
Proceeds from disposal of subsidiary companies		**–**	220,684	–
Subsidiary company in liquidation, net of cash and bank balances		**16**	–	4
Dividend received		**4,423**	4,836	1,204
Interest received		**33,136**	40,292	9,024
Net cash inflow from investing activities		**153,346**	286,714	41,760

The accompanying notes form an integral part of the financial statements.

CONSOLIDATED CASH FLOW STATEMENT (Continued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

	Note	2006 RM'000	2005 RM'000	2006 USD'000
CASH FLOWS FROM FINANCING ACTIVITIES				
Dividend paid to minority interests		**(353)**	(353)	(96)
Net decrease in short term borrowings		**(1,445)**	(5,753)	(393)
(Repayment)/Drawdown of long term borrowings		**(2,615)**	5,018	(712)
Redemption/repayment of bonds and USD debts		**(433,470)**	(221,276)	(118,047)
Repayment of finance lease liabilities		**(107)**	(179)	(29)
Interest paid		**(6,222)**	(14,733)	(1,694)
(Increase)/Decrease in fixed deposits pledged		**(2,031)**	1,466	(553)
(Increase)/Decrease in fixed deposits earmarked for bonds and USD debts redemption		**(19,081)**	14,310	(5,196)
Net cash outflow from financing activities		**(465,324)**	(221,500)	(126,720)
Effect of exchange rate changes on cash and cash equivalents		**(2,712)**	8,422	(739)
Net (decrease)/increase in cash and cash equivalents		**(115,672)**	155,465	(31,500)
Cash and cash equivalents at beginning of the financial year		**272,941**	117,476	74,330
Cash and cash equivalents at end of the financial year	33(b)	**157,269**	272,941	42,830

The accompanying notes form an integral part of the financial statements.

COMPANY CASH FLOW STATEMENT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

	Note	2006 RM'000	2005 RM'000	2006 USD'000
CASH FLOWS FROM OPERATING ACTIVITIES				
Profit/(Loss) before taxation		**33,688**	(16,049)	9,173
Adjustment for non-cash items, interests and dividends	33(a)	**(38,052)**	10,431	(10,363)
Operating loss before working capital changes		**(4,364)**	(5,618)	(1,190)
Decrease in other receivables		**134,535**	85,132	36,638
Decrease in other payables		**(14,951)**	(10,247)	(4,072)
Cash generated from operations		**115,220**	69,267	31,376
Tax refund		**1,070**	–	291
Net cash inflow from operating activities		**116,290**	69,267	31,667
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of property, plant and equipment	33(c)	**–**	(22)	–
Repayment from subsidiary companies		**57,415**	793,228	15,636
Repayment from associated companies		**–**	3,351	–
Proceeds from disposal of investments		**79,349**	15,410	21,609
Proceeds from redemption of investments		**3,705**	–	1,009
Proceeds from disposal of property, plant and equipment		**96**	–	26
Interest received		**8,604**	313	2,343
Dividend received		**24,121**	23,797	6,569
Net cash inflow from investing activities		**173,290**	836,077	47,192
CASH FLOWS FROM FINANCING ACTIVITIES				
Repayment of finance lease liabilities		**(104)**	(54)	(28)
Repayment to associated companies		**(2)**	(6)	–
Repayment to subsidiary companies		**–**	(536,147)	–
Redemption/repayment of bonds and USD debts		**(417,827)**	(216,152)	(113,787)
Interest paid		**(3,598)**	(6,184)	(979)
(Increase)/Decrease in fixed deposits earmarked for bonds and USD debts redemption		**(18,555)**	7,297	(5,053)
Net cash outflow from financing activities		**(440,086)**	(751,246)	(119,847)
Net (decrease)/increase in cash and cash equivalents		**(150,506)**	154,098	(40,988)
Cash and cash equivalents at beginning of the financial year		**157,808**	3,710	42,976
Cash and cash equivalents at end of the financial year	33(b)	**7,302**	157,808	1,988

The accompanying notes form an integral part of the financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

	Note	Share capital RM'000	Reserves RM'000	Total RM'000
Balance at 1 July 2004	25,26	1,331,175	(1,117,726)	213,449
Negative goodwill		–	(124)	(124)
Revaluation surplus of investment properties		–	2,918	2,918
Net translation gain on equity of foreign subsidiary companies		–	7,867	7,867
Equity accounting for share of net assets of foreign associated companies		–	(1,944)	(1,944)
Realisation of reserve on liquidation of subsidiary companies		–	1,999	1,999
Net profit for the financial year		–	6,614	6,614
Balance at 30 June 2005	25,26	1,331,175	(1,100,396)	230,779
Negative goodwill		–	(908)	(908)
Net translation loss on equity of foreign subsidiary companies		–	(8,070)	(8,070)
Equity accounting for share of net assets of associated companies		–	(22,673)	(22,673)
Realisation of reserve on liquidation of subsidiary company		–	(39)	(39)
Transfer to deferred taxation		–	(39)	(39)
Net profit for the financial year		–	8,192	8,192
Balance at 30 June 2006		1,331,175	(1,123,933)	207,242

The accompanying notes form an integral part of the financial statements.

COMPANY STATEMENT OF CHANGES IN EQUITY

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

	Share capital RM'000	Share premium RM'000	Accumulated losses RM'000	Total RM'000
Balance at 1 July 2004	1,331,175	230,188	(80,825)	1,480,538
Net loss for the financial year	–	–	(14,143)	(14,143)
Balance at 30 June 2005	1,331,175	230,188	(94,968)	1,466,395
Net profit for the financial year	–	–	28,460	28,460
Balance at 30 June 2006	1,331,175	230,188	(66,508)	1,494,855

The accompanying notes form an integral part of the financial statements.

1.1 Basis of preparation

The financial statements have been prepared under the historical cost convention, modified by the revaluation of certain property, plant and equipment, unless otherwise indicated in this summary of significant accounting policies.

The financial statements comply with the applicable approved accounting standards in Malaysia and the provisions of the Companies Act, 1965.

1.2 Going concern

As disclosed in Note 22, the ACB Bonds and USD Debts of the Group and the Company which are repayable within the next 12 months amounted to RM1,045 million and RM1,040 million respectively. Under the Proposed Divestment Programme of the Group Wide Restructuring Scheme ("GWRS"), the Group and the Company had identified non-core and peripheral assets for divestment to repay these debts. In compliance with the programme, the Group and the Company are actively seeking potential buyers for these assets, and the Directors are of the view that the assets will be divested to meet its obligations.

Accordingly, the Directors consider it appropriate to prepare the financial statements of the Group and the Company on a going concern basis. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that may be necessary should the Group and the Company be unable to continue as a going concern.

1.3 Significant accounting policies

(a) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiary companies made up to the end of the financial year except those subsidiary companies which were placed under liquidation. Subsidiary companies are those companies in which the Group has power to exercise control over the financial and operating activities so as to obtain benefits from their activities. For those subsidiary companies acquired for less than two years and have a different financial year end, their last audited financial statements are adjusted for significant transactions or events which have occurred after their financial year end to the Group's financial year end and the adjusted financial statements have been used for the purpose of consolidation.

Subsidiary companies are consolidated using the acquisition method of accounting. Under the acquisition method of accounting, the results of subsidiary companies acquired or disposed of during the financial year are included from the date of acquisition or up to the date of disposal. Intragroup transactions, balances and unrealised gains on transactions are eliminated. Unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, adjustments are made to the financial statements of subsidiary companies to ensure consistency of accounting policies with those of the Group. The difference between the acquisition cost and the fair values of the subsidiary companies' net assets is reflected as goodwill or negative goodwill.

Minority interest is measured at the minorities' share of the post acquisition fair values of the identifiable assets and liabilities of the acquiree. Separate disclosure is made of minority interests.

The gain or loss on disposal of a subsidiary company is the difference between net disposal proceeds and the Group's share of its net assets together with any unamortised balance of goodwill on acquisition and exchange differences which were not previously recognised in the consolidated income statement.

(b) Goodwill and negative goodwill on consolidation

Goodwill represents the excess of the cost of acquisition over the Group's share of the fair value of the identifiable net assets of subsidiary and associated companies at the date of acquisition. Negative goodwill represents the excess of the Group's share of the fair value of identifiable net assets acquired over the cost of acquisition. Goodwill and negative goodwill are amortised over a period of twenty-five years and goodwill is written down immediately through the income statement if there is a permanent diminution in its value. The policy for the recognition and measurement of impairment losses for goodwill is in accordance with Note 1.3(w).

(c) Associated companies

Investments in associated companies are accounted for in the consolidated financial statements by the equity method of accounting. Associated companies are companies in which the Group exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the associated companies but not a control over those policies.

Equity accounting involves recognising in the income statement of the Group's share in the results of associated companies for the financial year. The Group's investments in associated companies are carried in the balance sheet at an amount that reflects its share of the net assets of the associated companies and includes goodwill on acquisition. Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

Unrealised gain on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies. Unrealised losses are also eliminated unless the transaction provides evidence on impairment of the asset transferred. Where necessary, in applying the equity method, adjustments are made to the financial statements of associated companies to ensure consistency of accounting policies within the Group.

When an associated company holds an ownership interest in the Group, any profit or loss and any increment or decrement of net assets of the Group which the associated company has accounted for in its financial statements, should be disregarded when the Group applies the equity method to account for its investment in the associated company.

(d) Property, plant and equipment

Property, plant and equipment are stated at cost or valuation less accumulated depreciation and impairment losses. The policy for the recognition and measurement of impairment losses is in accordance with Note 1.3(w).

Freehold land and capital work-in-progress are not depreciated. Leasehold land and plantations are amortised over the period of the lease ranging from 20 years to 50 years.

Depreciation of other property, plant and equipment is provided on the straight line basis to write off the cost or valuation of each asset to its residual value over its estimated useful life.

The principal annual depreciation rates used are:

Buildings	2%	-	10%
Plant and machinery	2%	-	33.3%
Tools and equipment	10%	-	20%
Furniture and office equipment	5%	-	25%
Motor vehicles	13%	-	20%

Any surplus arising from revaluation of property, plant and equipment are credited to the revaluation reserve. A deficit is set-off against revaluation reserve only to the extent of a surplus credited from previous revaluation of the respective property, plant and equipment and any excess of the deficit is charged to the income statement.

Gains or losses arising from the disposal are determined by comparing the net proceeds with the carrying amount of the assets and are recognised in the income statement. On disposal of the property, plant and equipment, the balance of the revaluation reserve attributable to that property, plant and equipment is transferred directly to retained earnings.

Land and buildings are revalued at a regular interval of approximately once in every five years with additional valuations in the intervening years where market conditions indicate that the carrying values of the revalued land and buildings materially differs from the market values.

(e) Finance leases/hire purchase

A lease is recognised as finance lease if it transfers substantially to the Group all the risks and rewards incident to ownership. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate of interest on the balance outstanding. The corresponding lease obligations, net of finance charges, are included in liabilities. The interest element of the finance charge is charged to the income statement over the lease period.

Property, plant and equipment acquired under finance leases/hire purchase are capitalised and depreciated in accordance with the depreciation policy set out in Note 1.3(d).

(f) Operating leases

Leases of assets where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on the straight line basis over the lease period.

(g) Property development activities

(i) Land held for property development

Land held for property development consist of land on which no significant development work has been undertaken or where development activities are not expected to be completed within the normal operating cycle. Such land is classified as non-current assets and is stated at cost less accumulated impairment losses.

Cost associated with the acquisition of land includes the purchase price of the land, professional fees, stamp duties, commissions, conversion fees and other relevant levies. Where the company had previously recorded the land at revalued amount, it continues to retain this amount as its surrogate cost. Where an indication of impairment exists, the carrying amount of the asset is assessed and written down immediately to its recoverable amount.

Land held for property development is transferred to property development costs, classified under current assets, when development activities have commenced and where the development activities can be completed within the Group's normal operating cycle.

(ii) Property development costs

Property development costs comprise costs associated with the acquisition of land and all costs directly attributable to development activities or that can be allocated on a reasonable basis to these activities.

When the outcome of the development activity can be reliably estimated, property development revenue and expenses are recognised by using the stage of completion method. The stage of completion is measured by reference to the proportion that property development costs incurred bear to the estimated total costs for the property development.

When the outcome of the development activity cannot be reliably estimated, property development revenue is recognised only to the extent of property development costs incurred that is probable will be recoverable. Property development costs on the development units sold are recognised when incurred.

Irrespective of whether the outcome of a property development activity can be reliably estimated, when it is probable that total property development costs (including expected defect liability expenditure) will exceed total property development revenue, the expected loss is recognised as an expense immediately.

Property development costs not recognised as an expense is recognised as an asset and is stated at the lower of cost and net realisable value.

When revenue recognised in the income statement exceed billings to purchasers, the balance is shown as accrued billings under receivables within current assets. Where billings to purchasers exceed revenue recognised in the income statement, the balance is shown as progress billings under payables within current liabilities.

(h) Investments

Investments in subsidiary and associated companies in the Company's financial statements are stated at cost. Where there is an indication of impairment in the value of the assets, the carrying amount of the investment is assessed and written down immediately to its recoverable amount. The policy for the recognition and measurement of impairment losses is in accordance with Note 1.3(w).

Investment in other non-current investments are stated at cost less any allowance for diminution in its value to recognise any decline, other than a temporary decline in the value of the investment.

The Company's investment in Lion Corporation Berhad Bonds ("LCB Bonds") is stated at net present value of the bonds issued plus accreted interest, less redemption and any allowance that may be required for diminution in value. The accretion of interest on bond investment is recognised as interest income on the basis of their underlying yield to maturity.

On disposal of an investment, the difference between net disposal proceeds and its carrying amount is charged/credited to the income statement.

(i) Deferred expenditure

Deferred expenditure comprises pre-commercial production expenses, deferred charges and proprietary technology and patents.

Deferred charges are licence fees which represents the acquisition cost of the design and manufacture rights and pre-commercial production expenses that represents expenses incurred in the development of new and substantially improved products prior to commencement of commercial production.

Pre-commercial production expenses and deferred charges are amortised over a period not exceeding 10 years upon commencement of operations or commercial production. Proprietary technology and patents are stated at cost and are amortised on a straight line basis calculated to write off their costs over the expected period of future benefit which is estimated at 10 to 50 years.

Preliminary and pre-operating expenses are written off in the financial year it is incurred.

(j) Inventories

Marketable securities are stated at the lower of cost and net realisable value determined on a portfolio basis by its aggregate cost against its market value. Cost is determined on a first in-first out basis. Gains or losses on disposal of marketable securities and write down of marketable securities to market values are included in the income statement.

Completed property units for sale are valued at the lower of cost and net realisable value. Cost is determined using the specific identification method.

Other inventories are valued at the lower of cost and net realisable value. Cost is determined on a weighted average or first in-first out basis or by specific identification method. The cost of raw materials, comprises the original purchase price plus costs incurred in bringing the inventories to their present locations and conditions. The cost of finished goods comprises raw materials, direct labour, other direct costs and appropriate proportion of production overheads.

Net realisable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing, selling and distribution.

(k) Construction contracts

Where the outcome of a construction contract can be reliably estimated, contract revenue and contract costs are recognised as revenue and expenses respectively by using the stage of completion method. The stage of completion is measured by reference to the proportion of contract costs incurred for work performed todate to the estimated total contract costs.

Where the outcome of a construction contract cannot be reliably estimated, contract revenue is recognised to the extent of contract costs incurred that it is probable will be recoverable. Contract costs are recognised as expenses in the period in which they are incurred.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

When the total of costs incurred on construction contracts and recognised profits (less recognised losses) exceeds progress billings, the balance is classified as amount due from customers on contracts. When progress billings exceed the total of costs and recognised profits (less recognised losses), the balance is classified as amount due to customers on contracts.

(l) Receivables

Receivables are carried at anticipated realisable value. Bad receivables are written off in the period in which they are identified. Allowance for bad and doubtful receivables is made based on estimates of possible losses which may arise from non-collection of certain receivables.

(m) Payables

Payables are stated at cost which is the fair value of the consideration to be paid in the future for goods and services received.

(n) Income tax

Income tax on profit or loss for the year comprises current and deferred tax. Current tax is the expected amount of income taxes payable in respect of the taxable profit for the year and is measured using the tax rates that have been enacted at the balance sheet date.

Deferred tax is provided for, using the liability method, on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the financial statements. In principle, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilised.

Deferred tax is not recognised if the temporary difference arises from goodwill or negative goodwill or from the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither profit nor taxable profit.

Deferred tax is measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date. Deferred tax is recognised in the income statement, except when it arises from a transaction which is recognised directly in equity, in which case the deferred tax is also charged or credited directly in equity, or when it arises from business combination that is an acquisition, in which case deferred tax is included in the resulting goodwill or negative goodwill.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred taxes relate to the same tax authority.

(o) New planting, replanting and plantation development expenditure

Expenditure incurred, less proceeds on sales, on new planting are capitalised under long term leasehold land and plantations until maturity.

Replanting expenditure is charged to the income statement in the year in which the expenditure is incurred.

(p) Capitalisation of finance cost

Finance cost incurred on specific and identifiable borrowings used to acquire qualifying assets is capitalised until the assets are ready for their intended use. Capitalisation of finance cost is suspended during extended periods in which active development is interrupted.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

(q) Revenue recognition

Revenue are recognised upon delivery of products and customer acceptance, if any, or performance of services, net of sales taxes and discounts, and after eliminating sales within the Group.

Revenue from construction contracts are recognised on the percentage of completion method (refer to accounting policy for construction contracts).

Revenue from sale of development properties are recognised on the percentage of completion method. The stage of completion is determined based on the proportion of development cost incurred todate against the total estimated cost on projects where the outcome of the projects can be reliably estimated and are in respect of sales where agreements have been finalised by the end of the financial year.

Revenue from sales of land under development and completed property units are recognised when the agreements are executed.

Revenue from dividend income is recognised when the shareholders' right to receive payment is established.

Revenue from rental and interest income are recognised on the accruals basis.

(r) Recognition of profit or loss in joint-ventures

A company in which the Group has joint control over its financial and operating policy decisions and not being a subsidiary or an associated company is treated as a joint-venture company.

The results of the joint-ventures are accounted for by the equity method of accounting based on the audited/management financial statements of the joint-ventures made up to 30 June of each financial year to coincide with the Company's financial year end. Under the equity method of accounting, the Group's equity in net earnings of the joint-venture is included currently in the consolidated results.

(s) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand, bank overdraft, demand deposits and other short-term and highly liquid investments which are readily convertible to cash with insignificant risk of changes in value.

(t) Foreign currencies

Transactions in foreign currencies are converted into Ringgit Malaysia at the rates of exchange ruling at the transaction dates or at contracted rates where applicable. Monetary assets and liabilities in foreign currencies at the financial year end are translated into Ringgit Malaysia at the rates of exchange ruling at that date or at contracted rates, where applicable. All exchange differences are included in the income statement, with the exception of exchange differences on loans obtained for acquiring property, plant and equipment which are capitalised until the assets are ready for their intended use.

Assets and liabilities of overseas subsidiaries, denominated in foreign currencies, are translated into Ringgit Malaysia at the exchange rates ruling at the financial year end. Results of operations of those foreign entities are translated at an average rate for the financial year which best approximates the exchange rates at the date of the transactions. Exchange differences arising from the restatement at financial year end rates of the opening net investments in overseas subsidiaries are dealt with through reserves.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the Company and translated at the exchange rate ruling at the date of the transaction.

The closing rates used in the translation are as follows:

RM1	=	USD	0.27	(2005:	RM1	=	USD	0.26)
RM1	=	SGD	0.43	(2005:	RM1	=	SGD	0.45)
RM1	=	HKD	2.11	(2005:	RM1	=	HKD	2.05)
RM1	=	Peso	14.68	(2005:	RM1	=	Peso	14.98)
RM1	=	Rp	2,639	(2005:	RM1	=	Rp	2,667)
RM1	=	Rmb	2.18	(2005:	RM1	=	Rmb	2.18)

(u) Provisions

Provisions are recognised when the Group or the Company has a present legal or constructive obligation as a result of past events, when it is probable that an outflow of resources will be required to settle the obligation and when a reliable estimate of the amount can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimates.

Provision for restructuring costs is recognised when the Group and the Company have a detailed formal plan for restructuring which has been notified to affected parties.

(v) Borrowings

Borrowings are initially recognised based on the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost and any difference between net proceeds and redemption value is recognised in the income statements over the period of the borrowing using the effective yield method.

Interest incurred on specific and identifiable borrowings used to acquire plant and machinery is capitalised until the assets are ready for their intended use.

ACB Bonds and USD Debts are stated at net present value of bonds issued plus accreted interest, net of amortised issuance expenses. The accretion of interest on the bonds is recognised as interest expenses on the basis of their underlying cash yield to maturity.

(w) Impairment of assets

The carrying values of the assets, other than inventories, assets arising from construction contracts and financial assets (other than investment in subsidiary and associated companies), are reviewed to determine whether there is any indication of impairment. Impairment is measured by comparing the carrying values of the assets with their recoverable amounts. The recoverable amount is the higher of the net selling price of an asset and its value in use, which is measured by reference to the present value of estimated future cash flows. Recoverable amounts are estimated for individual assets, or if it is not possible, for the cash-generating unit.

Impairment loss is recognised as an expense in the income statement, unless the asset is carried at a revalued amount, in which case the impairment loss is used to reduce the revaluation surplus to the extent of previously recognised revaluation surplus for the same asset.

An impairment loss is reversed only to the extent that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss has been recognised. The reversal is recognised in the income statement, unless it reverses an impairment loss on a revalued asset, in which case it is taken to equity.

An impairment loss in respect of goodwill is not reversed unless the loss was caused by specific external event of an exceptional nature that is not expected to recur and subsequent external events have occurred that reverse the effect of that event.

(x) **Financial instruments**

Financial instruments are recognised in the balance sheet when the Group has become a party to the contractual provisions of the instruments.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interests, dividends, gains and losses relating to a financial instrument classified as liability are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Group has a legally enforceable right to set off the recognised amounts and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

(y) **Employee benefits**

(i) **Short term benefits**

Wages, salaries, bonuses and social security contributions are recognised as expenses in the year in which the associated services are rendered by employees of the Group. Short term accumulating compensated absences such as paid annual leave are recognised when services are rendered by employees that increase their entitlement to future compensated absences. Short term non-accumulating compensated absences such as sick leave are recognised when the absences occur.

(ii) **Defined contribution plans**

The Group's contributions to defined contribution plans are charged to the income statement in the period to which they relate. Once the contributions have been paid, the Group has no further payment obligations.

(iii) **Equity compensation benefits**

The Group has in place an Executive Share Option Scheme for granting of share options to eligible executives and executive directors of the Group to subscribe for ordinary shares in the Company. The Group does not make a charge to the income statement in connection with share options granted. When such options are exercised, the nominal value of the shares subscribed for is credited to the share capital account and the balance of the proceeds net of any transaction costs, is credited to the share premium account.

2. REVENUE

Revenue of the Group represents sales of goods and services outside of the Group net of returns and allowances, the proportion of the aggregate sales value of property development projects sold attributable to the percentage of development work performed, sales value of land under development, proportion of the total contract values attributable to the percentage of construction work performed, sales value of completed property units, gross rental incomes, dividends and interest income. Revenue of the Company comprises dividends and interest income.

An analysis of revenue is as follows:

	GROUP		COMPANY	
	2006 RM'000	**2005 RM'000**	**2006 RM'000**	**2005 RM'000**
Sales of goods	**38,210**	39,219	–	–
Rendering of services	**34,578**	34,215	–	–
Property development	**142,060**	175,787	–	–
Dividend income	**4,713**	6,251	**33,190**	33,050
Interest income	**131,073**	125,129	**155,912**	159,945
Rental income	**24,036**	59,847	–	–
Others	**8,573**	7,276	–	–
	383,243	447,724	**189,102**	192,995

3. STAFF COSTS

	GROUP 2006 RM'000	GROUP 2005 RM'000	COMPANY 2006 RM'000	COMPANY 2005 RM'000
Salaries, wages and bonuses	**19,074**	19,073	**417**	771
Defined contribution plans	**2,272**	2,057	**38**	63
Other staff related expenses	**7,084**	7,285	**169**	30
	28,430	28,415	**624**	864

Included in the staff costs of the Group and of the Company is the Executive Directors' remuneration as disclosed in Note 4(b).

4. PROFIT FROM OPERATIONS

(a) Profit from operations is arrived at:

	GROUP 2006 RM'000	GROUP 2005 RM'000	COMPANY 2006 RM'000	COMPANY 2005 RM'000
After charging:				
Depreciation	**11,987**	13,403	**128**	157
Directors' remuneration (Note 4(b))	**544**	557	**508**	557
Auditors' remuneration	**274**	329	**35**	35
Amortisation of:				
- deferred expenditure	**63**	66	**–**	–
- goodwill on consolidation	**3,277**	3,432	**–**	–
Rental of land and buildings	**6,684**	5,487	**–**	–
Rental of equipment	**1,157**	613	**–**	4
Allowance for doubtful receivables	**12,138**	3,383	**302**	7,208
Written off:				
- property, plant and equipment	**103**	2,631	**–**	–
- inventories	**42**	934	**–**	–
- bad receivables	**2**	10,917	**–**	–
Allowance for diminution in value of investments	**37,707**	25,045	–	17,912
Provision for liquidated ascertained damages	**4,241**	1,005	**–**	–
Impairment losses of associated companies	**–**	–	**62,350**	–
Loss on disposal of:				
- subsidiary companies	**–**	2,682	**–**	–
- investments	**–**	75	**–**	75
- property, plant and equipment	**–**	821	**–**	–
Loss on liquidation of subsidiary companies	–	1,753	**–**	–
Loss on foreign exchange:				
- realised	**520**	3,063	**–**	39

	GROUP 2006 RM'000	GROUP 2005 RM'000	COMPANY 2006 RM'000	COMPANY 2005 RM'000
And crediting:				
Rental income	**28,178**	63,488	**–**	–
Interest income from:				
- subsidiary companies	**–**	–	**24,983**	34,953
- unquoted bonds	**122,895**	111,576	**122,895**	111,576
- others	**33,136**	40,292	**8,034**	13,416
Gross dividend from investments:				
Quoted in Malaysia	**5,030**	6,717	**4,713**	6,250
Unquoted in Malaysia				
- subsidiary companies	**–**	–	**27,666**	26,800
- associated companies	**–**	–	**811**	–
Gain on disposal of:				
- property, plant and equipment	**1,649**	–	**8**	–
- property development	**19,150**	–	**–**	–
- investments	**6,986**	–	**5,739**	–
Gain on foreign exchange:				
- realised	**–**	–	**702**	–
- unrealised	**65,661**	567	**66,169**	–
Gain on liquidation of a subsidiary company	**55**	–	**–**	–
Allowance written back for:				
- diminution in value for investments	**–**	–	**173**	–
- diminution in value for marketable securities	**–**	3,790	**–**	–
Amortisation of negative goodwill	**908**	881	**–**	–
Bad receivables recovered	**3,400**	1,832	**–**	–
Reversal of impairment losses for:				
- land held for property development	**4,238**	2,069	**–**	–
- investment properties	**–**	1,249	**–**	–

(b) Directors' remuneration

	GROUP 2006 RM'000	GROUP 2005 RM'000	COMPANY 2006 RM'000	COMPANY 2005 RM'000
Executive Directors				
Fees	**16**	5	**16**	5
Salaries and other emoluments	**279**	311	**279**	311
Benefits-in-kind	**–**	14	**–**	14
	295	330	**295**	330
Non-Executive Directors				
Fees	**155**	145	**155**	145
Salaries and other emoluments	**71**	63	**35**	63
Benefits-in-kind	**23**	19	**23**	19
	249	227	**213**	227
TOTAL	**544**	557	**508**	557

The number of Directors whose total remuneration fall into the respective bands are as follows:

Range of remuneration (RM)	**Number of Directors**	
	2006	**2005**
25,000 and below	2	3
25,001 - 50,000	3	2
50,001 - 100,000	–	1
100,001 - 150,000	1	1
250,001 - 300,000	1	1*

* a Director who resigned during the financial year ended 30 June 2005

5. FINANCE COSTS

	GROUP		**COMPANY**	
	2006 RM'000	**2005 RM'000**	**2006 RM'000**	**2005 RM'000**
Interest expenses on:				
- subsidiary companies' balances	–	–	**1,955**	1,787
- bank overdraft	–	383	–	–
- hire purchase	**29**	26	**9**	13
- term loans	**3,972**	3,674	–	–
- ACB Bonds and USD Debts	**157,710**	165,653	**53,363**	51,710
- ACB Debts	–	–	**99,595**	109,125
- others	**7,813**	25,865	**5,437**	15,439
	169,524	195,601	**160,359**	178,074

6. TAXATION

	GROUP		**COMPANY**	
	2006 RM'000	**2005 RM'000**	**2006 RM'000**	**2005 RM'000**
Income tax:				
- Malaysian income tax	**22,661**	(2,213)	**5,200**	5,100
- Foreign tax	–	13	–	–
- Prior year	**13,222**	(8,584)	**28**	(7,006)
Deferred tax (Note 28):				
- Relating to origination and reversal of temporary differences	**(5,938)**	804	–	–
- Prior year	–	(21)	–	–
	29,945	(10,001)	**5,228**	(1,906)
Share in taxation of associated companies	**1,558**	3,517	–	–
	31,503	(6,484)	**5,228**	(1,906)

A reconciliation of income tax expense applicable to profit/(loss) before taxation at the statutory income tax rate to income tax expense at effective income tax rate of the Group and the Company are as follows:

	GROUP		COMPANY	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Profit/(Loss) before taxation	**38,848**	3,316	**33,688**	(16,049)
	%	%	%	%
Taxation at Malaysian statutory tax rate	**28**	28	**28**	(28)
Effect of different tax rates in other countries	**–**	(55)	**–**	–
Income not subject to tax	**(106)**	(730)	**(32)**	(151)
Expenses not deductible for tax purposes	**136**	943	**20**	211
Utilisation of tax losses and capital allowances	**(19)**	(163)	**–**	–
Deferred tax assets not recognised during the financial year	**8**	41	**–**	–
Overprovision of deferred tax assets in prior years	**–**	(1)	**–**	–
Under/(Over) provision in prior year	**34**	(259)	**–**	(44)
	81	(196)	**16**	(12)

7. EARNINGS PER SHARE

Basic

Earnings per share for the Group is computed based on the Group's net profit for the financial year of RM8.2 million (2005: RM6.6 million) and weighted average number of ordinary shares in issue during the financial year of 1,331.18 million (2005: 1,331.18 million).

Diluted

In 2006, the diluted earnings per share is not disclosed as it is not applicable to the Group as there is no potential dilutive ordinary shares.

In 2005, the diluted earnings per share is not disclosed as the unissued ordinary shares granted to executive employees pursuant to the Company's ESOS which expired on 7 February 2006 have no dilutive effect as the exercise price is above the average market value of the Company's shares.

8. PROPERTY, PLANT AND EQUIPMENT

	Land, plantations and buildings RM'000	Plant, machinery, tools and equipment RM'000	Furniture and office equipment RM'000	Motor vehicles RM'000	Capital work-in-progress RM'000	Total RM'000
GROUP						
COST OR VALUATION						
At 1 July 2005	493,119	69,836	15,160	5,870	86,678	670,663
Additions	658	2,989	642	1,239	76	5,604
Disposals	(705)	(1,502)	(558)	(1,255)	(7)	(4,027)
Exchange difference	(868)	15	(3)	(29)	–	(885)
Written off	(5)	(235)	(471)	(128)	–	(839)
At 30 June 2006	492,199	71,103	14,770	5,697	86,747	670,516
Representing items at:						
Cost	299,280	71,103	14,770	5,697	86,747	477,597
Valuation	192,919	–	–	–	–	192,919
	492,199	71,103	14,770	5,697	86,747	670,516
ACCUMULATED DEPRECIATION						
At 1 July 2005	41,185	57,318	9,999	3,421	–	111,923
Charge for the financial year	6,180	4,115	1,018	674	–	11,987
Disposals	–	(782)	(460)	(762)	–	(2,004)
Exchange difference	(71)	11	2	(27)	–	(85)
Written off	(1)	(214)	(393)	(128)	–	(736)
At 30 June 2006	47,293	60,448	10,166	3,178	–	121,085
Representing items at:						
Cost	47,293	60,448	10,166	3,178	–	121,085
Valuation	–	–	–	–	–	–
	47,293	60,448	10,166	3,178	–	121,085

	Land, plantations and buildings RM'000	Plant, machinery, tools and equipment RM'000	Furniture and office equipment RM'000	Motor vehicles RM'000	Capital work-in-progress RM'000	Total RM'000
GROUP						
NET BOOK VALUE						
At 30 June 2006						
At cost	251,987	10,655	4,604	2,519	86,747	356,512
At valuation	192,919	–	–	–	–	192,919
	444,906	10,655	4,604	2,519	86,747	549,431
At 30 June 2005						
At cost	259,015	12,518	5,161	2,449	86,678	365,821
At valuation	192,919	–	–	–	–	192,919
	451,934	12,518	5,161	2,449	86,678	558,740
Depreciation charge for the financial year ended 30 June 2005	6,263	5,183	1,127	830	–	13,403

The net book value of property, plant and equipment acquired under hire purchase arrangements are as follows:

At 30 June 2006	–	139	–	401	–	540
At 30 June 2005	–	328	–	397	–	725

	Office equipment RM'000	Motor vehicles RM'000	Total RM'000
COMPANY			
COST			
At 1 July 2005	4	832	836
Disposal	–	(96)	(96)
At 30 June 2006	4	736	740
ACCUMULATED DEPRECIATION			
At 1 July 2005	1	462	463
Charge for the financial year	1	127	128
Disposal	–	(8)	(8)
At 30 June 2006	2	581	583

	Office equipment RM'000	Motor vehicles RM'000	Total RM'000
COMPANY			
NET BOOK VALUE			
At 30 June 2006	2	155	157
At 30 June 2005	3	370	373
Depreciation charge for the financial year ended 30 June 2005	–	157	157

The net book value of property, plant and equipment acquired under hire purchase arrangements are as follows:

At 30 June 2006	–	–	–
At 30 June 2005	–	99	99

(a) Analysis of land, plantations and buildings are as follows:

	Freehold land, plantations and buildings RM'000	Long term leasehold land and buildings RM'000	Short term leasehold land and buildings RM'000	Total RM'000
GROUP				
COST OR VALUATION				
At 1 July 2005	242,281	155,226	95,612	493,119
Additions	18	–	640	658
Disposals	(705)	–	–	(705)
Exchange difference	(972)	–	104	(868)
Written off	(5)	–	–	(5)
At 30 June 2006	240,617	155,226	96,356	492,199
Representing items at:				
Cost	47,698	155,226	96,356	299,280
Valuation	192,919	–	–	192,919
	240,617	155,226	96,356	492,199

	Freehold land, plantations and buildings RM'000	Long term leasehold land and buildings RM'000	Short term leasehold land and buildings RM'000	Total RM'000
GROUP				
ACCUMULATED DEPRECIATION				
At 1 July 2005	3,211	10,700	27,274	41,185
Charge for the financial year	1,344	1,848	2,988	6,180
Exchange difference	(101)	–	30	(71)
Written off	(1)	–	–	(1)
At 30 June 2006	4,453	12,548	30,292	47,293
Representing items at:				
Cost	4,453	12,548	30,292	47,293
Valuation	–	–	–	–
	4,453	12,548	30,292	47,293
NET BOOK VALUE				
At 30 June 2006				
At cost	43,245	142,678	66,064	251,987
At valuation	192,919	–	–	192,919
	236,164	142,678	66,064	444,906
At 30 June 2005				
At cost	46,151	144,526	68,338	259,015
At valuation	192,919	–	–	192,919
	239,070	144,526	68,338	451,934
Depreciation charge for the financial year ended 30 June 2005	1,407	1,849	3,007	6,263

(b) The valuations of freehold land and buildings were made by the Directors in the financial year 2002 based on independent valuation reports carried out by firms of professional valuers and surveyors on an open market value basis.

(c) The land title of certain freehold lands of the subsidiary companies have yet to be registered in its name.

(d) Property, plant and equipment with carrying values totalling RM0.5 billion (2005: RM0.5 billion) have been pledged as securities for bonds issued pursuant to the implementation of the GWRS.

9. ASSOCIATED COMPANIES

	GROUP		COMPANY	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Quoted shares - at cost (less accumulated amortisation of premium on acquisition of RM1.8 million (2005: RM0.7 million) for the Group)	**129,808**	160,585	**103,059**	104,056
Unquoted shares - at cost	**117,763**	118,227	**11,350**	11,350
Share in post acquisition reserves	**(103,932)**	(81,952)	**-**	-
	143,639	196,860	**114,409**	115,406
Impairment losses	**(18,000)**	(18,000)	**(62,350)**	-
	125,639	178,860	**52,059**	115,406
Market value - quoted shares	**24,285**	44,163	**14,723**	19,263

The Group's interest in the associated companies is analysed as follows:

	GROUP	
	2006 RM'000	2005 RM'000
Share of net assets	**143,639**	195,773
Premium on acquisition less accumulated amortisation of RM1.8 million (2005: RM0.7 million)	**-**	1,087
	143,639	196,860
Impairment losses	**(18,000)**	(18,000)
	125,639	178,860

The Group's unrecognised share of losses of associated companies for the financial year are as follows:

	GROUP	
	2006 RM'000	2005 RM'000
At beginning of the financial year	**(46,204)**	(35,050)
Share of losses not recognised during the financial year	**(19,897)**	(11,154)
At end of the financial year	**(66,101)**	(46,204)

Certain quoted and unquoted shares of the Group and of the Company amounting to RM247.6 million (2005: RM272.0 million) and RM114.4 million (2005: RM115.4 million) at cost respectively were pledged as securities for the bonds issued pursuant to the implementation of the GWRS.

The associated companies are:

Name of Company	Country of Incorporation	Holding in Equity 2006 %	2005 %	Accounting Year End	Principal Activities
Amalgamated Containers Berhad *	Malaysia	– –	1.33 #27.61	30 June	Investment holding
Bonuskad Loyalty Sdn Bhd *	Malaysia	**25**	25	31 December	# Providing marketing services by means of "BonusLink Loyalty Programme"
Changchun Changlin Engine Co Ltd *	China	**49**	49	31 December	# Manufacture of engines
Changchun Changlin Motorcycle Co Ltd *	China	**49**	49	31 December	# Manufacture of motorcycles
CMS Steel Berhad *	Malaysia	**20**	20	31 December	Ceased operation
Davids Distribution Sdn Bhd * (under court liquidation)	Malaysia	**49.16**	49.16	30 June	# Ceased operation
Inverfin Sdn Bhd *	Malaysia	**20**	20	31 December	Property investment, office management and food and beverage catering
Lion Asia Investment Pte Ltd *	Singapore	**42.50**	42.50	30 June	# Investment holding
Lion Jianmin Pte Ltd *	Singapore	**30**	30	30 June	# Investment holding
Steel Industries (Sabah) Sdn Bhd *	Malaysia	**20**	20	31 December	Manufacturing and trading of steel bars
Silverstone Corporation Berhad	Malaysia	**28.93** **#18.79**	28.99 #18.83	30 June	Investment holding

Holding in equity by subsidiary companies.

* Financial statements of associated companies as at 30 June 2006 not audited by Ong Boon Bah & Co.

10. SUBSIDIARY COMPANIES

	COMPANY 2006 RM'000	2005 RM'000
Unquoted shares in Malaysia at cost	942,773	942,773
Impairment losses	(487,653)	(487,653)
	455,120	455,120
Unquoted shares outside Malaysia at cost	2,236	2,236
Impairment losses	(2,236)	(2,236)
	–	–
Total	455,120	455,120

The subsidiary companies are:

Name of Company	Country of Incorporation	Holding in Equity 2006 %	2005 %	Principal Activities
Akurjaya Sdn Bhd	Malaysia	100	100	Investment holding, plantation management and property development
Amalgamated Rolling Mill Sdn Bhd	Malaysia	100	100	Temporarily ceased operation
Ambang Jaya Sdn Bhd	Malaysia	100	100	Investment holding
Amsteel Capital Holdings Sdn Bhd	Malaysia	100	100	Investment holding and provision of management services to its related companies
Amsteel Harta (L) Limited*	Malaysia	100	100	Treasury business
Amsteel Harta (M) Sdn Bhd	Malaysia	100	100	Managing of debts novated from the Company and certain of its subsidiary companies pursuant to the GWRS
Angkasa Marketing (Singapore) Pte Ltd*	Singapore	100	100	Investment holding
Avenel Sdn Bhd	Malaysia	100	100	Investment holding
Ayer Keroh Resort Sdn Bhd	Malaysia	70	70	Investment holding, property development and hotel business
Bungawang Sdn Berhad	Malaysia	70	70	Investment holding
Crystavel Sdn Bhd (In Liquidation - Voluntary)	Malaysia	99.8	99.8	Investment holding

Name of Company	Country of Incorporation	Holding in Equity 2006 %	Holding in Equity 2005 %	Principal Activities
Exuniq Sdn Bhd	Malaysia	**100**	100	Investment holding
Lion Metal Industries Sdn Bhd	Malaysia	**100**	100	Provision of storage facilities
Lion Plantations Sdn Bhd	Malaysia	**70**	70	Investment holding
Lion Tooling Sdn Bhd	Malaysia	**100**	100	Manufacture and sale of tools and dies
Mastrama Sdn Bhd	Malaysia	**100**	100	Investment holding
Megasteel HBI Sdn Bhd	Malaysia	**100**	100	Dormant
Singa Logistics Sdn Bhd	Malaysia	**100**	100	Provision of transportation services
Timuriang Sdn Bhd	Malaysia	**100**	100	Investment holding
Visionwell Sdn Bhd	Malaysia	**80**	80	Property development
Ambang Maju Sdn Bhd	Malaysia	**70**	70	# Investment holding
AMS Securities (S) Pte Ltd*	Singapore	**100**	100	# Ceased operation
Amcap Consultants Ltd*	Hong Kong	**100**	100	# Ceased operation
Amsteel Asset Management (M) Sdn Bhd* (In Liquidation - Voluntary)	Malaysia	**100**	100	# Dormant
Amsteel Equity Realty (M) Sdn Bhd*	Malaysia	**100**	100	# Property investment and management
Amsteel Finance (HK) Limited*	Hong Kong	**100**	100	# Ceased operation
Amsteel Holdings (HK) Limited*	Hong Kong	**100**	100	# Investment holding
Amsteel Holdings Philippines, Inc.*	Philippines	**100**	100	# Investment holding
Amsteel Research (M) Sdn Bhd*	Malaysia	**100**	100	# Dormant
Amsteel Equity Capital Sdn Bhd*	Malaysia	**100**	100	# Ceased operation
Amsteel Securities Philippines, Inc.*	Philippines	**100**	100	# Ceased operation

Name of Company	Country of Incorporation	Holding in Equity 2006 %	Holding in Equity 2005 %	Principal Activities
Amsteel Strategic Investors Alliance, Inc.*	Philippines	**100**	100	# Ceased operation
Amsteel Venture Sdn Bhd (Dissolved on 24.4.06)	Malaysia	**–**	100	# Dormant
Andalas Development Sdn Bhd	Malaysia	**100**	100	# Property development
Angkasa Logistic Pte Ltd*	Singapore	**100**	100	# Transportation and logistic services
Anika Developments Sdn Bhd	Malaysia	**100**	100	# Contract management
Aquabio Holdings Sdn Bhd	Malaysia	**100**	100	# Property development, and sand mining and extraction activities
Araprop Development Sdn Bhd	Malaysia	**100**	100	# Property development
Bandar Akademia Sdn Bhd	Malaysia	**100**	100	# Real estate development
Bandar Akademia Corporation (M) Sdn Bhd	Malaysia	**100**	100	# Real estate development
Benecorp Sdn Bhd	Malaysia	**100**	100	# Operations of retail outlets selling clothes, apparels and related accessories
Budmouth Limited*	Hong Kong	**100**	100	# Investment holding
Chembong Malay Rubber Company (1920) Limited	United Kingdom	**100**	100	# Ceased operation
Cibber Limited*	Hong Kong	**100**	100	# Investment holding
Datavest Sdn Bhd	Malaysia	**100**	100	# Investment holding
Davids Warehousing Sdn Bhd* (In Liquidation - Voluntary)	Malaysia	**51**	51	# Ceased operation
Geldart Investment Pte Ltd*	Singapore	**100**	100	# Investment holding
Harbour Home Sdn Bhd	Malaysia	**100**	100	# Cultivation of rubber and oil palm
Henrietta Rubber Estate Limited	United Kingdom	**100**	100	# Ceased operation
Hiap Joo Chong Realty Sdn Bhd	Malaysia	**100**	100	# Investment holding

Name of Company	Country of Incorporation	Holding in Equity 2006 %	Holding in Equity 2005 %	Principal Activities
Hy-Line Berhad	Malaysia	**100**	100	# Operation and management of a golf and country club
Infojati Trading Sdn Bhd (Dissolved on 16.5.06)	Malaysia	**–**	100	# Dormant
Jilin Motor City Park Hotel Co Ltd*	China	**60**	60	# Ownership and operation of a hotel
Khidmat Kelana (M) Sdn Bhd	Malaysia	**100**	100	# Investment holding
KL Home, Garden & Leisure Centre Sdn Bhd	Malaysia	**100**	100	# Investment holding
Kobayashi Optical Sdn Bhd	Malaysia	**70**	70	# Ceased operation
Kobayashi Optical (S) Pte Ltd*	Singapore	**100**	100	# Dormant
Konming Investments Limited*	Hong Kong	**100**	100	# Investment holding
Kuala Pahi Development Company Limited	United Kingdom	**100**	100	# Ceased operation
Lion Commodities And Futures Trading Sdn Bhd	Malaysia	**100**	100	# Ceased operation
Lion Mutiara Parade Sdn Bhd	Malaysia	**60**	60	# Property development
Lion Plaza Sdn Bhd*	Malaysia	**100**	100	# Property development
Lion Seatings Sdn Bhd	Malaysia	**100**	100	# Cultivation of oil palm and property development
Masbeef Sdn Bhd	Malaysia	**100**	100	# Investment holding
Masoni Investment Pte Ltd*	Singapore	**100**	100	# Investment holding
MBLI Bulking & Trading Pte Ltd* (Struck off on 27.10.05)	Singapore	**–**	100	# Dormant
Natvest Parkson Sdn Bhd	Malaysia	**100**	100	# Investment holding
P T Amsteel Securities Indonesia*	Indonesia	**85**	85	# Ceased operation
P T Kebunaria*	Indonesia	**85**	85	# Cultivation of oil palm and processing of palm oil

Name of Company	Country of Incorporation	Holding in Equity 2006 %	2005 %	Principal Activities
Pacific Agriculture And Development Sdn Bhd (formerly known as Pacific Credit Leasing Sdn Bhd)	Malaysia	**100**	100	# Cultivation of rubber and oil palm, and property development
Parkson's Holdings (S) Pte Ltd*	Singapore	**100**	100	# Investment holding
Parkson's Investments Limited* (Dissolved on 20.7.05)	United Kingdom	**–**	100	# Dormant
Parkson Retail Consulting And Management Sdn Bhd	Malaysia	**100**	100	# Investment holding
Parkson Superstore (HK) Limited*	Hong Kong	**100**	100	# Dormant
Plantations Management Services (Sabah) Sdn Bhd (In Liquidation – voluntary)	Malaysia	**100**	100	# Ceased operation
Romiti Limited*	Hong Kong	**100**	100	# Investment holding
Salient Care Sdn Bhd	Malaysia	**70**	70	# Dormant
Sea World Attraction Sdn Bhd	Malaysia	**100**	100	# Investment holding
Secom (Malaysia) Sdn Bhd*	Malaysia	**51**	51	# Provision of security services and sale of security related equipment
Segamat Land Berhad	Malaysia	**100**	100	# Ceased operation
Shanghai Lion Food Industry Co Ltd* (Dissolved on 8.7.05)	China	**–**	93.79	# Ceased operation
Stowinco Sdn Bhd	Malaysia	**100**	100	# Investment holding
Subang Parade Management Sdn Bhd (Dissolved on 27.12.05)	Malaysia	**–**	100	# Dormant
Sukhothai Food Sdn Bhd	Malaysia	**100**	100	# Investment holding
Superior Achievement Sdn Bhd	Malaysia	**100**	100	# Investment holding

Name of Company	Country of Incorporation	Holding in Equity 2006 %	Holding in Equity 2005 %	Principal Activities
Terunaraya Sdn Bhd (In Liquidation - Voluntary)	Malaysia	**100**	100	# Ceased operation
Tetap Bebas Sdn Bhd (Dissolved on 10.2.06)	Malaysia	–	100	# Ceased operation
The Brooklands Selangor Rubber Company Limited	United Kingdom	**100**	100	# Cultivation of oil palm and property development
The Lenggeng Rubber Company Limited	United Kingdom	**100**	100	# Landscaping business
Umatrac Enterprises Sdn Bhd	Malaysia	**100**	100	# Investment holding
WGD Retail Consultancy Sdn Bhd	Malaysia	**100**	100	# Provision of retail design consultancy services and sale of shoes

* Financial statements of subsidiary companies as at 30 June 2006 not audited by Ong Boon Bah & Co.

Holding in equity by subsidiary companies

Certain subsidiary companies' financial statements for the financial year ended 30 June 2006 were commented on by their respective auditors as follows:

(i) P T Amsteel Securities Indonesia - an "unable to express and do not express an opinion" qualification due to the following:

(a) On 1 December 1997, the company was suspended from capital market activities by the relevant authorities. For commercial reasons, the company had on 1 July 1998 downsized its entire operations and maintain its presence until subsequent economic recovery would enable the company to revive its activities; and

(b) The company's accumulative deficit due to recurring operating losses up to 30 June 2006 and 2005 amounted to Rp153,275,801,717 and Rp111,099,016 respectively. The company has a capital deficiency for the financial year ended 30 June 2006 and 2005 amounting to Rp142,275,801,717 and Rp142,253,665,717 respectively. As a result, there is significant uncertainty whether the company will be able to continue as a going concern.

(ii) Amsteel Holdings Philippines, Inc. - an "unable to express and do not express an opinion" qualification due to a net loss of 0.2 million peso and 1 million peso for the financial years ended 30 June 2006 and 30 June 2005 respectively and has a net capital deficiency of 2.0 billion peso for both the financial years. On 14 September 1998, the company adopted a resolution authorizing the management to implement a "de facto" phase out of the company's operations in accordance with the consensus arrived at during the meeting held on 20 August 1998. The activities of the company thereafter are limited to the realization of assets and settlement of liabilities.

(iii) Amsteel Securities Philippines, Inc. - an "unable to express and do not express an opinion" qualification due to recurring losses from operations of 0.1 million peso and 1.5 million peso for the financial years ended 30 June 2006 and 2005 respectively and has a net capital deficiency of 231 million peso for both the financial years. On 14 September 1998, the company adopted a resolution authorizing the management to implement a "de facto" phase out of the company's operations in accordance with the consensus arrived at during the meeting held on 20 August 1998. The company has ceased to carry on the business of stockbroker and dealer upon the sale of its exchange seat in the Philippine Stock Exchange. The activities of the company thereafter are limited to the realization of assets and settlement of liabilities.

(iv) Amsteel Strategic Investors Alliance, Inc. - raised doubt about the company's ability to continue as a going concern in view of the recurring losses suffered from operations of 5,000 peso for both the financial years ended 30 June 2006 and 2005, and has a net capital deficiency as at 30 June 2006.

11. INTEREST IN JOINT-VENTURES

	GROUP 2006 RM'000	GROUP 2005 RM'000
Capital contribution	**160**	160
Share of profit from joint-ventures	**187**	187
	347	347
Less: Cash received	**(316)**	(316)
	31	31

The Group's proportionate share of the assets and liabilities of the joint-ventures is as follows:

	GROUP 2006 RM'000	GROUP 2005 RM'000
Current Assets		
Deposits, cash and bank balances	**475**	475
Current Liabilities		
Payables	**(444)**	(444)
Net Assets Employed	**31**	31

The Group's share of revenue and expenses of the joint-ventures is as follows:

	GROUP 2006 RM'000	GROUP 2005 RM'000
Revenue	**–**	–
Expenses	**–**	–
Profit from ordinary activities	**–**	–

There were no capital commitments and contingent liabilities in the joint-ventures as at 30 June 2006.

The joint-venture companies are:

Name of Joint-Venture	Holding in Equity by Subsidiary Companies 2006 %	2005 %	Accounting Year End	Principal Activities
Dwiwater Sdn Bhd	**52.52**	52.52	31 December	Ceased operation
Triwater Sdn Bhd	**43.07**	43.07	31 December	Ceased operation

12. INVESTMENTS

	GROUP 2006 RM'000	GROUP 2005 RM'000	COMPANY 2006 RM'000	COMPANY 2005 RM'000
Non-current				
Convertible unsecured loan stock at cost	–	–	**4,590**	4,590
Allowance for diminution in value	–	–	**(4,590)**	(4,590)
	–	–	–	–
Shares quoted in Malaysia at cost	**25,808**	19,387	**1,008**	6,277
Allowance for diminution in value	**(5,801)**	(3,220)	**(598)**	(1,776)
	20,007	16,167	**410**	4,501
Shares quoted outside Malaysia at cost	**55,114**	54,477	–	–
Allowance for diminution in value	**(39,455)**	(14,660)	–	–
	15,659	39,817	–	–
Quoted warrants at cost	**49,384**	49,372	–	–
Allowance for diminution in value	**(45,654)**	(36,524)	–	–
	3,730	12,848	–	–
Redeemable Cumulative Unsecured Loan Stocks at cost	**34,280**	94,020	**34,280**	94,020
Unquoted shares at cost	**137**	137	**128**	128
LCB Bonds				
Redeemable bonds	**1,002,110**	1,005,815	**1,002,110**	1,005,815
Accreted interest	**196,549**	242,936	**196,549**	242,936
	1,233,076	1,342,908	**1,233,067**	1,342,899
Total	**1,272,472**	1,411,740	**1,233,477**	1,347,400
Current				
Shares quoted in Malaysia at cost	**66,589**	76,512	**66,589**	76,512
Allowance for diminution in value	**(17,387)**	(18,703)	**(17,387)**	(18,703)
	49,202	57,809	**49,202**	57,809
LCB Bonds - accreted interest	**172,414**	3,703	**172,414**	3,703
Total	**221,616**	61,512	**221,616**	61,512

	GROUP		COMPANY	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Total				
Convertible unsecured loan stock at cost	–	–	**4,590**	4,590
Allowance for diminution in value	–	–	**(4,590)**	(4,590)
	–	–	–	–
Shares quoted in Malaysia at cost	**92,397**	95,899	**67,597**	82,789
Allowance for diminution in value	**(23,188)**	(21,923)	**(17,985)**	(20,479)
	69,209	73,976	**49,612**	62,310
Shares quoted outside Malaysia at cost	**55,114**	54,477	–	–
Allowance for diminution in value	**(39,455)**	(14,660)	–	–
	15,659	39,817	–	–
Quoted warrants at cost	**49,384**	49,372	–	–
Allowance for diminution in value	**(45,654)**	(36,524)	–	–
	3,730	12,848	–	–
Redeemable Cumulative Unsecured Loan Stocks at cost	**34,280**	94,020	**34,280**	94,020
Unquoted shares at cost	**137**	137	**128**	128
LCB Bonds				
Redeemable bonds	**1,002,110**	1,005,815	**1,002,110**	1,005,815
Accreted interest	**368,963**	246,639	**368,963**	246,639
	1,405,490	1,346,611	**1,405,481**	1,346,602
Total	**1,494,088**	1,473,252	**1,455,093**	1,408,912
Market value of:				
Shares quoted in Malaysia	**69,224**	73,976	**49,612**	62,310
Shares quoted outside Malaysia	**15,659**	10,688	–	–
Warrants quoted in Malaysia	**3,730**	12,848	–	–
	88,613	97,512	**49,612**	62,310

Certain investments of the Group and of the Company amounting to RM1.49 billion and RM1.45 billion (2005: RM1.47 billion and RM1.41 billion) respectively were pledged as securities for bonds issued pursuant to the GWRS and as security for an amount due to a main contractor as a result of debt assumed from a subsidiary company disposed of in the previous financial years.

13. DEFERRED EXPENDITURE

	GROUP 2006 RM'000	GROUP 2005 RM'000
Deferred charges		
At beginning of the financial year	**160**	217
Additions during the financial year	**37**	9
	197	226
Amortisation	**(63)**	(66)
At end of the financial year	**134**	160

14. PROPERTY DEVELOPMENT ACTIVITIES

(a) Land held for property development

	GROUP 2006 RM'000	GROUP 2005 RM'000
Land, at cost	**79,061**	76,265
Land, at valuation	**100,732**	106,993
Development expenditure	**172,738**	181,002
Impairment losses	**–**	(3,750)
	352,531	360,510

A reconciliation of the carrying amount of land held for property development is as follows:

	GROUP 2006 RM'000	GROUP 2005 RM'000
At beginning of the financial year	**360,510**	284,919
Additions	**6,855**	5,063
Disposals	**(36,140)**	–
Transfer from/(to) property development costs (Note (b))	**21,306**	(27,106)
Transfer from property, plant and equipment	**–**	97,634
At end of the financial year	**352,531**	360,510

(b) Property development costs

	GROUP 2006 RM'000	GROUP 2005 RM'000
At beginning of the financial year		
- land, at cost	**105,010**	108,935
- development costs	**165,140**	193,014
- accumulated costs charged to income statement	**(62,475)**	(105,122)
- impairment losses	**(9,557)**	(9,557)
	198,118	187,270

	GROUP 2006 RM'000	2005 RM'000
Costs incurred during the financial year:		
- transfer (to)/from land held for property development (Note (a))	**(21,306)**	27,106
- transfer from property, plant and equipment	**–**	33,674
- development costs	**88,479**	142,280
	67,173	203,060
Cost charged to income statement	**(123,209)**	(130,308)
Transfer to inventories	**(3,496)**	(61,904)
	(126,705)	(192,212)
At end of the financial year	**138,586**	198,118

The titles of certain subsidiary companies' land held for development have yet to be registered in the name of the subsidiary companies.

Certain land at cost and valuation totalling RM284.8 million (2005: RM292.2 million) have been pledged as securities for bonds issued pursuant to the implementation of the GWRS.

15. GOODWILL ON CONSOLIDATION

	GROUP 2006 RM'000	2005 RM'000
At cost	**80,021**	84,502
Accumulated amortisation	**(30,838)**	(29,741)
Disposal of subsidiary companies	**–**	(2,301)
At end of the financial year	**49,183**	52,460

16. INVENTORIES

	GROUP 2006 RM'000	2005 RM'000
At cost:		
Raw materials	**59**	55
Finished goods	**2,376**	3,592
General and consumable stores	**2,043**	2,283
Work-in-progress	**978**	780
Completed property units for sale	**146,076**	129,403
	151,532	136,113
At net realisable value:		
Marketable securities	**10,500**	13,923
Total	**162,032**	150,036

17. RECEIVABLES

	GROUP		COMPANY	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Trade receivables	401,133	334,953	–	–
Allowance for doubtful receivables	(215,801)	(218,927)	–	–
	185,332	116,026	–	–
Accrued billings	90,218	100,810	–	–
Other receivables, deposits and prepayments	83,869	330,700	56,148	197,641
Allowance for doubtful receivables	(82,065)	(94,031)	(220)	(6,959)
	92,022	337,479	55,928	190,682
Amount due from subsidiary companies	–	–	3,556,587	3,547,656
Allowance for doubtful receivables	–	–	(13,989)	(14,238)
	–	–	3,542,598	3,533,418
Amount due from associated companies	94,235	197,903	73,988	162,557
Total	371,589	651,408	3,672,514	3,886,657

The Group's normal trade credit term ranges from 21 days to 90 days. Other credit terms are assessed and approved on a case-by-case basis.

The Group has no significant concentration of credit risk that may arise from exposures to a single customer or to groups of customers.

The amounts due from subsidiary companies which arose mainly from inter-company advances are unsecured, interest bearing at rates ranging from 0.2% to 8% (2005: 0.2% to 8%) per annum and have no fixed repayment terms.

The amounts due from associated companies which arose mainly from inter-company advances are unsecured, interest free and have no fixed repayment terms.

The currency exposure profile of receivables is as follows:

	GROUP		COMPANY	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Ringgit Malaysia	336,369	429,578	2,841,791	3,049,740
United States Dollar	–	–	–	68
Chinese Renminbi	6,588	15,538	1,511	1,511
Singapore Dollar	25,815	200,090	210,338	326,654
Hong Kong Dollar	135	255	361,139	361,139
Others	2,682	5,947	257,735	147,545
	371,589	651,408	3,672,514	3,886,657

18. DEPOSITS, CASH AND BANK BALANCES

	GROUP		COMPANY	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Deposits with licensed financial institutions	97,593	73,336	26,552	3,205
Housing Development Accounts	26,455	12,548	–	–
Cash and bank balances	60,165	192,890	2,510	157,808
	184,213	278,774	29,062	161,013

The Housing Development Accounts are maintained in accordance with Section 7(A) of the Housing Developer (Control and Licensing) Act, 1966. These accounts, which consist of monies received from purchasers, are for the payment of property development expenditure incurred. The surplus monies, if any, will be released to the subsidiary companies upon the completion of the property development projects and after all property development expenditure has been fully settled.

Certain deposits included in deposits with licensed financial institutions are:

	GROUP		COMPANY	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Pledged as security for credit facilities granted to the Group	2,198	168	–	–
Earmarked for bond redemption under the GWRS	24,746	5,665	21,760	3,205
	26,944	5,833	21,760	3,205

The currency exposure profile of deposits, cash and bank balances is as follows:

	GROUP		COMPANY	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Ringgit Malaysia	180,179	275,206	29,062	161,013
Chinese Renminbi	747	2,024	–	–
Singapore Dollar	742	531	–	–
Hong Kong Dollar	2,046	615	–	–
Others	499	398	–	–
	184,213	278,774	29,062	161,013

The average interest rates of deposits at the balance sheet date is 2.9% (2005: 2.6%) per annum.

The average maturities of deposits as at the end of the financial year is 18 days (2005: 36 days).

19. PAYABLES

	GROUP		COMPANY	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Trade payables	**51,325**	59,558	**–**	–
Progress billings	**–**	20,037	**–**	–
Other payables	**323,017**	312,602	**78,569**	91,673
Amount due to associated companies	**2,904**	102,431	**688**	690
Amount due to subsidiary companies	**–**	–	**1,343,996**	1,379,202
	377,246	494,628	**1,423,253**	1,471,565

The normal trade credit term granted to the Group ranges from 30 days to 120 days.

The amounts due to associated companies which arose mainly from inter-company advances are unsecured, interest free and have no fixed repayment terms.

The amounts due to subsidiary companies which arose mainly from inter-company advances are unsecured, interest bearing at rates ranging from 0.2% to 1.0% (2005: 0.2% to 1.0%) per annum and have no fixed repayment terms.

Included in other payables of the Group and the Company is an amount due to the main contractor of the hotel property disposed of in the previous financial year and the provision for accrued interest thereon amounting to RM75.6 million (2005: RM89.9 million).

The currency exposure profile of payables is as follows:

	GROUP		COMPANY	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Ringgit Malaysia	**357,441**	377,112	**1,417,002**	1,465,314
United States Dollar	**2,053**	2,121	**–**	–
Chinese Renminbi	**14,378**	17,635	**1,057**	1,057
Singapore Dollar	**2,751**	97,231	**–**	–
Hong Kong Dollar	**212**	172	**5,194**	5,194
Others	**411**	357	**–**	–
	377,246	494,628	**1,423,253**	1,471,565

20. FINANCE LEASE LIABILITIES

	GROUP		COMPANY	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Minimum lease payments				
- not later than one year	**114**	109	**–**	62
- later than one year and not later than five years	**313**	224	**–**	61
	427	333	**–**	123
Less: Future finance charges	**(64)**	(44)	**–**	(19)
Present value of finance lease liabilities	**363**	289	**–**	104

Present value of finance lease liabilities are as follows:

	GROUP		COMPANY	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
- not later than one year	96	98	–	51
- later than one year and not later than five years	267	191	–	53
	363	289	–	104

The finance lease liabilities bear interest at rates ranging from 2.3% to 10% (2005: 2.3% to 10%) per annum.

21. PROVISIONS

	Liquidated ascertained damages	
	2006 RM'000	2005 RM'000
GROUP		
At beginning of the financial year	16,739	21,678
Additions during the financial year	4,241	1,005
Utilised during the financial year	(1,496)	(5,944)
At end of the financial year	19,484	16,739

The liquidated ascertained damages relate to damages payable by certain subsidiaries of the Group to purchasers of property units in the event the subsidiaries are unable to deliver vacant possession within the time stipulated in the agreements. The damages are calculated from day to day at the rate stipulated in the agreement on the portion of the purchase price paid by the purchasers from the expected basic infrastructure completion date under the agreement to the actual date of completion.

22. ACB BONDS AND USD DEBTS - SECURED

	GROUP		COMPANY	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Current				
- ACB Bonds	265,373	97,841	265,373	97,841
- ACB Debts	–	–	774,176	211,849
- ACB Consolidated and Rescheduled Debts	779,896	200,192	–	–
	1,045,269	298,033	1,039,549	309,690
Non-current				
- ACB Bonds	492,342	819,292	492,342	819,292
- ACB Debts	–	–	1,223,680	1,967,337
- ACB Consolidated and Rescheduled Debts	1,163,947	1,920,288	–	–
	1,656,289	2,739,580	1,716,022	2,786,629

	GROUP		COMPANY	
	2006	2005	2006	2005
	RM'000	RM'000	RM'000	RM'000
Total				
- ACB Bonds	**757,715**	917,133	**757,715**	917,133
- ACB Debts	**–**	–	**1,997,856**	2,179,186
- ACB Consolidated and Rescheduled Debts	**1,943,843**	2,120,480	**–**	–
	2,701,558	3,037,613	**2,755,571**	3,096,319

The ACB Bonds and USD Debts are repayable over the following periods:

	GROUP		COMPANY	
	2006	2005	2006	2005
	RM'000	RM'000	RM'000	RM'000
Within one year	**1,045,269**	298,033	**1,039,549**	309,690
More than one year and less than two years	**367,472**	766,954	**521,178**	1,117,335
More than two years and less than five years	**436,419**	542,386	**679,378**	851,416
More than five years	**852,398**	1,430,240	**515,466**	817,878
	2,701,558	3,037,613	**2,755,571**	3,096,319

The currency exposure profile of ACB Bonds and USD Debts is as follows:

	GROUP		COMPANY	
	2006	2005	2006	2005
	RM'000	RM'000	RM'000	RM'000
Ringgit Malaysia	**757,715**	917,133	**757,715**	917,133
United States Dollar	**1,943,843**	2,120,480	**1,997,856**	2,179,186
	2,701,558	3,037,613	**2,755,571**	3,096,319

On 14 March 2003, the Group and the Company issued RM denominated zero coupon redeemable secured bonds and USD Debts in settlement of the indebtedness owing to lenders and inter-company balances with Lion Industries Corporation Berhad ("LICB"), Lion Diversified Holdings Berhad ("LDHB") and Silverstone Corporation Berhad.

RM denominated bonds ("ACB Bonds") issued by the Company are as follows:

(a) RM153.54 million (in present value as at date of issue) Class A1 secured ACB Bonds, with a maturity date of 29 December 2006, a nominal value of RM194.65 million and a cash yield to maturity at 7.00% per annum;

(b) RM345.12 million (in present value as at date of issue) Class A2 secured ACB Bonds, with a maturity date of 29 December 2006, a nominal value of RM420.60 million and a cash yield to maturity at 6.00% per annum;

(c) RM368.10 million (in present value as at date of issue) Class B secured ACB Bonds, with a maturity date of 31 December 2010, a nominal value of RM477.76 million and a cash yield to maturity at 4.75% and 7.75% per annum; and

(d) RM217.69 million (in present value as at date of issue) Class C secured ACB Bonds, with a maturity date of 31 December 2011, a nominal value of RM340.05 million and a cash yield to maturity at 4.75% per annum.

USD Debts ("ACB Debts") issued by the Company to a subsidiary company are as follows:

(a) USD215.67 million (equivalent to RM819.56 million) (in present value as at date of issue) Class A1 secured ACB Debts, with a maturity date of 29 December 2006, a nominal value of USD270.78 million (equivalent to RM1,028.95 million) and a cash yield to maturity at 6.75% per annum;

(b) USD2.70 million (equivalent to RM10.25 million) (in present value as at date of issue) Class A2 secured ACB Debts, with a maturity date of 29 December 2006, a nominal value of USD3.23 million (equivalent to RM12.27 million) and a cash yield to maturity at 5.50% per annum;

(c) USD238.13 million (equivalent to RM904.88 million) (in present value as at date of issue) Class B secured ACB Debts, with a maturity date of 31 December 2010, a nominal value of USD293.96 million (equivalent to RM1,117.06 million) and a cash yield to maturity at 4.25% per annum; and

(d) USD133.44 million (equivalent to RM507.08 million) (in present value as at date of issue) Class C secured ACB Debts, with a maturity date of 31 December 2011, a nominal value of USD198.85 million (equivalent to RM755.63 million) and a cash yield to maturity at 4.25% per annum.

USD Debts ("ACB Consolidated and Rescheduled Debts") issued by a subsidiary company are as follows:

(a) USD215.67 million (equivalent to RM819.56 million) (in present value as at date of issue) Class A1 secured ACB Consolidated and Rescheduled Debts, with a maturity date of 29 December 2006, a nominal value of USD268.61 million (equivalent to RM1,020.71 million) and a cash yield to maturity at 6.50% per annum;

(b) USD2.70 million (equivalent to RM10.25 million) (in present value as at date of issue) Class A2 secured ACB Consolidated and Rescheduled Debts, with a maturity date of 29 December 2006, a nominal value of USD3.20 million (equivalent to RM12.18 million) and a cash yield to maturity at 5.25% per annum;

(c) USD238.13 million (equivalent to RM904.88 million) (in present value as at date of issue) Class B secured ACB Consolidated and Rescheduled Debts, with a maturity date of 31 December 2010, a nominal value of USD290.46 million (equivalent to RM1,103.74 million) and a cash yield to maturity at 4.00% per annum; and

(d) USD133.44 million (equivalent to RM507.08 million) (in present value as at date of issue) Class C secured ACB Consolidated and Rescheduled Debts, with a maturity date of 31 December 2011, a nominal value of USD194.33 million (equivalent to RM738.45 million) and a cash yield to maturity at 4.00% per annum.

Securities and covenants for the ACB Bonds and ACB Consolidated and Rescheduled Debts

The Security Trustee holds the following securities for and on behalf for the benefit of the holders of ACB Bonds and ACB Consolidated and Rescheduled Debts ("Securities"):

(a) the assets included in the Proposed Divestment Programme for the Group;

(b) Class B LCB Bonds received by the Company pursuant to the GWRS;

(c) The Redemption Account held by the Company where it will capture the "Dedicated Cash Flows" pursuant to the GWRS. Dedicated Cash Flows mean cash flows from the following sources:

- net surplus proceeds from the disposal of any assets in the Proposed Divestment Programme for the Group over which there is presently a security, if applicable;
- net proceeds from the disposal of any assets in the Proposed Divestment Programme for the Group over which there is presently no security;
- any Back-End Amount and Loyalty Payment received by the Company as a holder of LCB Bonds;
- net proceeds of the redemption of LCB Bonds received by the Company;
- net proceeds from the disposal of any residual assets (other than the assets in the Proposed Divestment Programme) of the Group.

Classes A(1) and A(2) ACB Bonds and ACB Consolidated and Rescheduled Debts and Class B ACB Bonds and ACB Consolidated and Rescheduled Debts rank pari passu amongst each other over the Securities under items (a) to (c) above held by the Security Trustee.

Class C ACB Bonds and ACB Consolidated and Rescheduled Debts rank pari passu amongst each other over the Securities under items (a) to (c) above held by the Security Trustee.

The Classes A(1), A(2) and B ACB Bonds and ACB Consolidated and Rescheduled Debts will rank in priority over Class C ACB Bonds and ACB Consolidated and Rescheduled Debts over the Securities under items (a) to (c) above held by the Security Trustee.

In addition, the following will be securities provided in respect of the ACB Consolidated and Rescheduled Debts ("SPV Securities"):

(a) Assignment of all the rights attaching to the ACB Debts including the rights to receive payments from the Company and rights to other entitlements;

(b) A debenture over the assets (namely ACB Debts) of a subsidiary company;

(c) A charge over a subsidiary company's Redemption Account which will capture the proceeds from the repayment of the ACB Debts by the Company; and

(d) Corporate guarantee by the Company to the Facility Agent for the benefit of holders of the ACB Consolidated and Rescheduled Debts.

Monies captured in the Redemption Account can only be utilised towards the repayment of ACB Consolidated and Rescheduled Debts and cannot be utilised by the subsidiary company for any other purposes.

The Classes A(1), A(2) and B ACB Consolidated and Rescheduled Debts will rank pari passu amongst each other in respect of the SPV Securities listed under items (a) to (d) and rank ahead of the Class C ACB Consolidated and Rescheduled Debts in respect of the SPV Securities. Meanwhile, the Class C ACB Consolidated and Rescheduled Debts will rank pari passu amongst each other in respect of the SPV Securities.

Classes A(1), A(2), B and C ACB Bonds and ACB Consolidated and Rescheduled Debts shall rank pari passu with all other unsecured and unsubordinated creditors of the Group in respect of the Group's assets which are not part of the Securities.

The main covenants of the ACB Bonds and ACB Consolidated and Rescheduled Debts are as follows:

(a) Permitted indebtedness

At any time, any indebtedness for borrowed moneys incurred or assumed by the Group and any scheme companies in respect of which the aggregate principal amount committed or provided by the lenders together with the aggregate amount of all indebtedness of the Group and any scheme companies at the time of incurrence does not exceed the following limits:

(i) where the total amounts for the redemption or purchase of the ACB Bonds and the total amounts for the repayment or purchase of the ACB Consolidated and Rescheduled Debts paid by the Company and/or the subsidiary company up to that time when the indebtedness is incurred or proposed to be incurred (which amount shall exclude amounts paid in respect of the Class B(b) Bonds) and the up-front cash payment made on 31 January 2003 ("Repaid Amount") is less than 50% of the aggregate outstanding nominal values of all ACB Bond and all ACB Consolidated and Rescheduled Debts (other than the Class B(b) Bonds) as at the issue date of the ACB Bonds, the limit shall be 20% of that Repaid Amounts;

(ii) where the total Repaid Amounts is equal to or exceeding 50% but less than 75% of the aggregate outstanding for nominal values of all ACB Bonds and all ACB Consolidated and Rescheduled Debts (other than the Class B(b) Bonds) as at the issue date of the ACB Bonds, the limit shall be 35% of that Repaid Amounts; and

(iii) where the total Repaid Amounts is equal to or more than 75% of the aggregate outstanding nominal values of all ACB Bonds and all ACB Consolidated and Rescheduled Debts (other than the Class B(b) Bonds) as at the issue date of the ACB Bonds, the limit shall be 50% of that Repaid Amounts.

(b) Disposal of assets/shares

The disposal of assets/shares shall require prior consent from the Security Trustee where:

(i) the disposal price of such asset/share is at a discount rate of 20% or more of the market value of the said asset/share; and/or

(ii) the disposal price of such asset/share is equal to or more than RM5.0 million; and/or

(iii) the sale of such asset/share is to a related party.

(c) Disposal of residual assets/shares

The disposal of residual assets/shares shall require prior consent from the Security Trustee where:

(i) the disposal price is more than RM25.0 million or 20% or more than the audited consolidated net tangible assets of the Group, whichever is lower; and

(ii) the disposal price is at a discount rate of 20% or more of the market value of the said asset/share.

(d) Capital expenditure

Prior written consent from the Security Trustee/Facility Agent before the Group (other than the excluded companies) incurs any capital expenditure:

(i) for any new investment which is not within the core business(es) of the Group as set out in the Trust Deed; and

(ii) exceeding 25% of the consolidated net tangible assets of the Group.

As reported in the previous financial statements:

(a) in consideration of the holders of ACB Bonds and USD Debts granting the indulgence and approval to vary the redemption date and the repayment date of ACB Bonds and USD Debts, additional securities were charged in favour of the Security Trustee on shares in certain subsidiary companies of the Company with an adjusted net tangible assets of RM5 million or more, provided such shares are not encumbered;

(b) the redemption date and repayment date for the ACB Bonds and the USD Debts, both of 31 December 2004 were varied to 31 March 2005 and 31 December 2007 respectively; and

(c) commencing 1 January 2005, interest payable as penalty for late redemption/repayment of any redemption amount/repayment amount shall be calculated on a simple interest basis instead of on a compound basis.

23. SHORT TERM BORROWINGS

	GROUP 2006 RM'000	GROUP 2005 RM'000
Short term loans - secured	**44,338**	41,104
- unsecured	**26,855**	28,271
Long term borrowings - portion repayable within one year (Note 27)	**5,850**	6,670
	77,043	76,045

The currency exposure profile of short term borrowings is as follows:

	GROUP	
	2006	**2005**
	RM'000	**RM'000**
Ringgit Malaysia	**45,358**	42,535
Chinese Renminbi	**26,855**	28,271
Others	**4,830**	5,239
	77,043	76,045

The short term loans of certain subsidiary companies are secured by way of fixed and floating charges over their respective assets, quoted shares and certain property, plant and equipment. The short term borrowings bear interest at rates ranging from 3.0% to 8.3% (2005: 3.1% to 9.0%) per annum.

24. SHARE CAPITAL

	GROUP AND COMPANY	
	2006	**2005**
	RM'000	**RM'000**
Authorised:		
2,000,000,000 Ordinary Shares of RM1.00 each	**2,000,000**	2,000,000
Issued and fully paid:		
1,331,174,812 Ordinary Shares of RM1.00 each	**1,331,175**	1,331,175

The ESOS for the benefit of the eligible executives and executive directors of the Group which was implemented on 8 February 2001, expired on 7 February 2006.

The salient features and other terms of the Company's ESOS are as follows:

(a) Executive directors and confirmed executive employees of the Group who have been employed for a period of at least one year shall be eligible to participate in the ESOS.

(b) The maximum number of new shares in the Company which may be issued and allotted pursuant to the exercise of options granted under the ESOS shall not exceed 10% of the issued and paid-up share capital of the Company at any point in time during the existence of the ESOS.

(c) No options shall be granted for less than 1,000 ordinary shares nor more than the maximum allowable allotment and shall be in multiples of 1,000 ordinary shares.

(d) The option price of each ordinary share under the ESOS shall be determined by the Board upon the recommendation of the Option Committee which is at a discount of not more than 10% on the weighted average market price of the shares for the five market days immediately preceding the date of offer, or the par value of the ordinary share, whichever is higher.

(e) The ESOS shall continue to be in force for a period of 5 years and the Company may, if the Board deems fit upon the recommendation of the Option Committee, renew the ESOS for a further 5 years, without further approval of the relevant authorities.

The persons to whom the options have been granted have no right to participate by virtue of the options in any share issue of any other company.

The movements of number of options granted, exercised and lapsed pursuant to the ESOS during the financial year are as follows:

Granted on	Subscription price per share RM	Balance as at 1.7.2005	Number of Options Granted	Exercised	Lapsed	Balance as at 30.6.2006
3.4.2001	1.00	169,000	–	–	(169,000)	–

A new ESOS was approved by the shareholders of the Company on 8 February 2006 and implemented on 1 June 2006 ("New ESOS") to succeed the ESOS which expired on 7 February 2006.

The salient features and other terms of the New ESOS are as follows:

(a) Executive directors and confirmed executive employees of the Group who have been employed on a continuous full time basis for a period of not less than six months on the date of offer shall be eligible to participate in the ESOS.

(b) The aggregate number of options exercised and options offered and to be offered under the ESOS shall not exceed 15% of the issued and paid-up share capital of the Company at any one time during the duration of the ESOS subject to the following being complied with:

(i) not more than 50% of the shares available under the scheme shall be allocated, in aggregate, to executive directors and senior management; and

(ii) not more than 10% of the shares available under the scheme shall be allocated to any eligible executive who, either singly or collectively through persons connected with him or her (as defined in paragraph 1.01 of the Listing Requirements of Bursa Malaysia Securities Berhad), holds 20% or more of the issued and paid-up capital of the Company.

(c) No options shall be granted for less than 100 ordinary shares nor more than the maximum allowable allotment and each grant of options shall be in multiples of 100 ordinary shares.

(d) The subscription price of each ordinary share under the ESOS shall be the weighted average market price of the shares for the 5 market days immediately preceding the date of offer on which the shares were traded with a discount of not more than 10%, or the par value of the shares, whichever is the higher.

(e) The ESOS shall continue to be in force for a period of 5 years and the Company may, if the Board deems fit upon the recommendation of the Option Committee, renew the ESOS for a further 5 years, without further approval of the relevant authorities.

No options were granted pursuant to the New ESOS during the financial year.

25. RESERVES

	← Non-distributable		→		
	Share premium RM'000	Revaluation reserve RM'000	Other reserves RM'000	Accumulated losses RM'000	Total RM'000
GROUP					
Balance at 1 July 2004	230,188	197,201	569,375	(2,114,490)	(1,117,726)
Negative goodwill	–	–	(124)	–	(124)
Transfer from/(to) capital reserve (Note 26)	–	–	12,000	(12,000)	–
Reversal of revaluation reserve previously realised due to aborted sales	–	3,742	–	(3,742)	–
Revaluation surplus of investment properties	–	2,918	–	–	2,918
Net translation gain on equity of foreign subsidiary companies	–	–	7,867	–	7,867
Equity accounting for share of net assets of foreign associated companies	–	–	(1,944)	–	(1,944)
Realisation of reserve on disposal of subsidiary companies	–	(5,822)	–	5,822	–
Realisation of reserve on liquidation of subsidiary companies	–	–	1,999	–	1,999
Net profit for the financial year	–	–	–	6,614	6,614
Balance at 30 June 2005	230,188	198,039	589,173	(2,117,796)	(1,100,396)
Balance at 1 July 2005	230,188	198,039	589,173	(2,117,796)	(1,100,396)
Negative goodwill	–	–	(908)	–	(908)
Transfer from/(to) capital reserve (Note 26)	–	–	5,269	(5,269)	–
Reversal of revaluation reserve previously realised due to aborted sales	–	4,649	–	(4,649)	–
Net translation loss on equity of foreign subsidiary companies	–	–	(8,070)	–	(8,070)
Equity accounting for share of net assets of associated companies	–	1,742	(24,415)	–	(22,673)
Realisation of reserve on liquidation of subsidiary company	–	–	(39)	–	(39)
Transfer to deferred taxation	–	–	(39)	–	(39)
Net profit for the financial year	–	–	–	8,192	8,192
Balance at 30 June 2006	230,188	204,430	560,971	(2,119,522)	(1,123,933)

Analysis of other reserves are as follows:

	GROUP 2006 RM'000	GROUP 2005 RM'000
Translation reserves	**52,543**	60,629
Negative goodwill	**18,017**	18,964
Capital reserve	**437,946**	432,677
Others	**52,465**	76,903
	560,971	589,173

Capital reserve comprises profits recognised by a subsidiary company set up to manage the Ringgit Malaysia debts under the GWRS.

26. TRANSFERS FROM/(TO) CAPITAL RESERVE

	GROUP 2006 RM'000	GROUP 2005 RM'000
Appropriation of profits to capital reserve in respect of a subsidiary company incorporated for the purpose of debts management pursuant to the GWRS	**(5,269)**	(12,000)

27. LONG TERM BORROWINGS

	GROUP 2006 RM'000	GROUP 2005 RM'000
Term loans - secured	**10,906**	13,011
Less: Portion repayable within one year and included under short term borrowings (Note 23)	**(5,850)**	(6,670)
	5,056	6,341

The long term borrowings are repayable over the following periods:

	GROUP 2006 RM'000	GROUP 2005 RM'000
Within one year	**5,850**	6,670
From one to two years	**1,020**	1,367
From two to five years	**3,060**	3,060
More than five years	**976**	1,914
	10,906	13,011

The term loans of certain subsidiary companies are secured by way of charges over their respective assets and certain property, plant and equipment, where applicable. The long term borrowings bear interest at 6.0% (2005: 7.4%) per annum.

28. DEFERRED TAX

	GROUP 2006 RM'000	GROUP 2005 RM'000
At beginning of the financial year	**18,642**	18,074
Recognised in income statement (Note 6)	**(5,938)**	783
Recognised in equity statement	**39**	64
Disposal of subsidiary companies	**-**	(279)
At end of the financial year	**12,743**	18,642

The components and movements of deferred tax liabilities and assets during the financial year are as follows:

Deferred tax liabilities

	GROUP 2006 RM'000	GROUP 2005 RM'000
At beginning of the financial year	**21,404**	20,815
Recognised in income statement (Note 6)	**444**	804
Recognised in equity statement	**39**	64
Disposal of subsidiary companies	**-**	(279)
At end of the financial year	**21,887**	21,404

Deferred tax liabilities provided for in the financial statements:

	GROUP 2006 RM'000	GROUP 2005 RM'000
- excess of capital allowances over depreciation	**2,164**	1,947
- tax effects of revaluation of plantation lands	**19,656**	19,617
- other temporary differences	**67**	(160)
	21,887	21,404

Deferred tax assets

	GROUP 2006 RM'000	GROUP 2005 RM'000
At beginning of the financial year	**2,762**	2,741
Recognised in income statement (Note 6)	**6,382**	21
At end of the financial year	**9,144**	2,762

Deferred tax assets provided for in the financial statements:

	GROUP 2006 RM'000	2005 RM'000
- unused tax losses	**9,144**	2,762

Deferred tax assets have not been recognised in respect of the following items:

	GROUP 2006 RM'000	2005 RM'000
- unabsorbed capital allowances	**36,823**	36,582
- unutilised tax losses	**352,416**	312,024
	389,239	348,606

The unutilised tax losses and unabsorbed capital allowances are available indefinitely for offset against future taxable profits of the subsidiary companies in which those items arose. Deferred tax assets have not been recognised in respect of these items as they may not be used to offset taxable profits of other subsidiary companies in the Group and they have arisen in subsidiary companies that have a recent history of losses.

The unutilised tax losses and unabsorbed capital allowances carried forward are subject to agreement by the tax authorities.

29. SIGNIFICANT RELATED PARTY TRANSACTIONS

Related parties are entities in which a Director or a substantial shareholder of the Company or its subsidiary companies or persons connected to such Director or substantial shareholder has an interest, excluding those parties disclosed as related companies in the financial statements.

(a) Sales of goods and services

	GROUP 2006 RM'000	2005 RM'000
Sales of goods and services to:		
- Megasteel Sdn Bhd	**18,631**	19,283
- Amsteel Mills Sdn Bhd	**6,565**	6,296
- Narajaya Sdn Bhd	**1,634**	1,197

Megasteel Sdn Bhd is a subsidiary company of Lion Corporation Berhad ("LCB"), a substantial shareholder of the Company.

Amsteel Mills Sdn Bhd is a substantial shareholder of the Company.

Narajaya Sdn Bhd is a subsidiary company of Lion Development (Penang) Sdn Bhd, a substantial shareholder of the Company.

(b) Purchases of goods

	GROUP	
	2006 RM'000	2005 RM'000
Purchases of goods from:		
- Secom Co Ltd	1,266	1,111

Secom Co Ltd is a substantial shareholder of Secom (Malaysia) Sdn Bhd, a subsidiary company of the Group.

(c) Sales commissions

	GROUP	
	2006 RM'000	2005 RM'000
Sales commissions payable to:		
- Lion Best Sdn Bhd	–	606
- Parkson Corporation Berhad	2,044	–

Lion Best Sdn Bhd is a subsidiary company of Lion Holdings Sdn Bhd, a company in which a Director has a substantial interest.

Parkson Corporation Sdn Bhd is a subsidiary company of Lion Diversified Holdings Berhad, a company in which a Director has a substantial interest.

(d) Rental expenses

	GROUP	
	2006 RM'000	2005 RM'000
Rental charges payable to:		
- Parkson Corporation Sdn Bhd	126	1,207

(e) Share options granted to a Director

The options over ordinary shares in the Company granted to a Director of the Company during the financial year are as follows:

	Number of options			
	Granted during the financial year		Unexercised options at financial year end	
	2006	2005	* 2006	2005
Jen (B) Tan Sri Dato' Zain Mahmud Hashim	–	–	–	35,000

* The option expired on 7 February 2006.

The options were granted to the Director on the same terms and conditions as those offered to other eligible executives of the Company pursuant to the Company's Executive Share Option Scheme.

The Directors of the Company are of the opinion that the above transactions have been entered into in the normal course of business and have been established under terms that are no more favourable to the related parties than those arranged with independent third parties.

30. CONTINGENT LIABILITIES

	GROUP 2006 RM'000	2005 RM'000
Unsecured:		
Legal claims in respect of the termination of contracts for the extraction and sale of timber	**313,300**	313,300

The contingent liability arises out of indemnity contract whereby a subsidiary company of the Group, agrees to indemnify in full, litigation suits and any other claims brought by third parties against Sabah Forest Industries Sdn Bhd, a subsidiary company of Lion Forest Industries Berhad ("LFIB"). LFIB ceased to be a subsidiary company upon the implementation of the GWRS.

31. COMMITMENTS

The Group has the following commitments:

	GROUP 2006 RM'000	2005 RM'000
Capital expenditure for property, plant and equipment		
- approved and contracted for	**160**	-
- approved but not contracted for	**80,564**	80,564
Total	**80,724**	80,564

32. SEGMENT INFORMATION

(a) Business Segments:

The Group is organised into three major business segments:

(i)	Property	-	property development and management, and operation of hotels;
(ii)	Plantation	-	cultivation of oil palm and rubber;
(iii)	Investment holding and others	-	investment holding, manufacture and sale of steel related products, provision of security services and security related equipment, provision of transportation services, retail and others.

The Directors are of the opinion that all inter-segment transactions have been entered into in the normal course of business and have been established on terms and conditions that are not materially different from those obtainable in transactions with unrelated parties.

30 JUNE 2006

	Property RM'000	Plantation RM'000	Investment holding and others RM'000	Eliminations RM'000	Consolidated RM'000
Revenue					
External sales	181,232	9,826	192,185	–	383,243
Inter-segment sales	–	1,039	19,472	(20,511)	–
	181,232	10,865	211,657	(20,511)	383,243
Results					
Segment results	35,024	2,973	159,419	–	197,416
Interest income					24,958
Unallocated expenses					(2,369)
Profit from operations					220,005
Finance costs					(169,524)
Share in result of associated companies	3,139	–	(14,772)	–	(11,633)
Taxation					(31,503)
Profit after taxation					7,345
Minority interests					847
Net profit for the financial year					8,192
Assets					
Segment assets	1,116,526	480,619	1,704,642	–	3,301,787
Investment in associated companies	40,592	–	85,047	–	125,639
Investment in joint-ventures	31	–	–	–	31
Unallocated assets					31,041
Consolidated total assets					3,458,498
Liabilities					
Segment liabilities	255,247	58,009	2,875,604	–	3,188,860
Unallocated liabilities					39,300
Consolidated total liabilities					3,228,160

30 JUNE 2006

	Property RM'000	Plantation RM'000	Investment holding and others RM'000	Eliminations RM'000	Consolidated RM'000
Other information					
Capital expenditure	1,533	428	3,680	–	5,641
Depreciation	7,118	1,414	3,455	–	11,987
Amortisation	116	1,191	1,125	–	2,432
Allowance for diminution in value	–	–	37,707	–	37,707
Non-cash expenses other than depreciation, amortisation, impairment losses and allowance for diminution in value	5,230	6	11,290	–	16,526

30 JUNE 2005

	Property RM'000	Plantation RM'000	Investment holding and others RM'000	Eliminations RM'000	Consolidated RM'000
Revenue					
External sales	248,226	9,615	189,883	–	447,724
Inter-segment sales	11	–	37,929	(37,940)	–
	248,237	9,615	227,812	(37,940)	447,724
Results					
Segment results	45,901	318	131,757	–	177,976
Loss on disposal of subsidiary companies	(2,682)	–	–	–	(2,682)
Interest income					26,739
Unallocated expenses					(2,551)
Profit from operations					199,482
Finance costs					(195,601)
Share in result of associated companies	2,479	–	(3,044)	–	(565)
Taxation					6,484
Profit after taxation					9,800
Minority interests					(3,186)
Net profit for the financial year					6,614

30 JUNE 2005

	Property RM'000	Plantation RM'000	Investment holding and others RM'000	Eliminations RM'000	Consolidated RM'000
Assets					
Segment assets	1,178,842	423,775	2,120,841	–	3,723,458
Investment in associated companies	39,381	–	139,479	–	178,860
Investment in joint-ventures	31	–	–	–	31
Unallocated assets					31,079
Consolidated total assets					3,933,428
Liabilities					
Segment liabilities	295,186	37,554	3,307,038	–	3,639,778
Unallocated liabilities					38,564
Consolidated total liabilities					3,678,342
Other information					
Capital expenditure	2,891	153	3,596	–	6,640
Depreciation	7,897	1,683	3,823	–	13,403
Amortisation	252	1,390	975	–	2,617
Allowance for diminution in value	–	–	25,045	–	25,045
Non-cash expenses other than depreciation, amortisation, impairment losses and allowance for diminution in value	7,382	–	16,819	–	24,201

(b) Geographical Segments:

The Group operates in the following main geographical areas:

Malaysia	-	mainly in the property development and management, operation of hotel, cultivation of oil palm and rubber, manufacture and sale of steel related products, provision of security services and security related equipment, provision of transportation services, retail and investment holding;
China	-	mainly involved in operation of hotel; and
Other countries	-	investment holding and others.

	Revenue		Segment assets		Capital expenditure	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Malaysia	**369,064**	428,344	**3,173,118**	3,587,368	**4,237**	4,820
China	**13,463**	18,649	**72,726**	77,959	**1,102**	1,815
Other countries	**716**	731	**55,943**	58,131	**302**	5
	383,243	447,724	**3,301,787**	3,723,458	**5,641**	6,640

33. CASH FLOW STATEMENTS

(a) Adjustment for non-cash items, interests and dividends:

	GROUP		COMPANY	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Depreciation	**11,987**	13,403	**128**	157
Share in losses of associated companies	**11,633**	565	**–**	–
Amortisation of:				
- deferred expenditure	**63**	66	**–**	–
- goodwill on consolidation	**3,277**	3,432	**–**	–
- negative goodwill	**(908)**	(881)	**–**	–
Interest expenses	**169,524**	195,601	**160,359**	178,074
Interest income	**(156,031)**	(151,868)	**(155,912)**	(159,945)
Written off:				
- property, plant and equipment	**103**	2,631	**–**	–
- inventories	**42**	934	**–**	–
- bad receivables	**2**	10,917	**–**	–
Gain on disposal of:				
- property, plant and equipment	**(1,649)**	–	**(8)**	–
- property development	**(19,150)**	–	**–**	–
- investments	**(6,986)**	–	**(5,739)**	–
Allowance for doubtful receivables	**12,138**	3,383	**302**	7,208
Dividend income	**(5,030)**	(6,717)	**(33,190)**	(33,050)
Gain on foreign exchange				
- unrealised	**(65,661)**	(567)	**(66,169)**	–
Provision for liquidated ascertained damages	**4,241**	1,005	**–**	–
Loss on disposal of:				
- subsidiary companies	**–**	2,682	**–**	–
- investments	**–**	75	**–**	75
- property, plant and equipment	**–**	821	**–**	–
(Gain)/Loss on liquidation of subsidiary companies	**(55)**	1,753	**–**	–
Impairment losses of associated companies	**–**	–	**62,350**	–

	GROUP		COMPANY	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Reversal of impairment losses for:				
- land held for property development	**(4,238)**	(2,069)	**–**	–
- investment properties	**–**	(1,249)	**–**	–
Allowance written back for:				
- diminution in value of investments	**–**	–	**(173)**	–
- diminution in value of marketable securities	**–**	(3,790)	**–**	–
Allowance for diminution in value of investments	**37,707**	25,045	**–**	17,912
	(8,991)	95,172	**(38,052)**	10,431

(b) Cash and cash equivalents at end of the financial year

	GROUP		COMPANY	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Cash and bank balances	**60,165**	192,890	**2,510**	157,808
Deposit with licensed financial institutions	**97,593**	73,336	**26,552**	3,205
Housing Development Accounts	**26,455**	12,548	**–**	–
	184,213	278,774	**29,062**	161,013
Less: Fixed deposits pledged	**(2,198)**	(168)	**–**	–
Fixed deposits earmarked for bond redemption	**(24,746)**	(5,665)	**(21,760)**	(3,205)
	157,269	272,941	**7,302**	157,808

(c) During the financial year, the Group and the Company acquired property, plant and equipment with an aggregate cost of RM5.6 million and RM Nil (2005: RM6.6 million and RM96,000) of which RM180,000 and RM Nil (2005: RM236,000 and RM74,000) was acquired by means of hire purchase arrangements. Cash payments by the Group and the Company of RM5.4 million and RM Nil (2005: RM6.4 million and RM22,000) respectively were made to purchase property, plant and equipment.

34. CORPORATE INFORMATION

(a) The Company is a public limited liability company incorporated and domiciled in Malaysia, and listed on the Main Board of Bursa Malaysia Securities Berhad.

(b) The registered office and its principal place of business of the Group and the Company are located at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur.

(c) The principal activity of the Company is investment holding.

(d) Number of employees

	GROUP		COMPANY	
	2006	2005	2006	2005
Total number of employees as at the end of the financial year	**1,730**	1,765	**1**	2

(e) The financial statements were authorised for issue by the Board of Directors in accordance with a resolution of the Directors on 20 September 2006.

35. SIGNIFICANT EVENTS

(a) Lion Plaza Sdn Bhd ("Lion Plaza"), a wholly-owned subsidiary of the Group, had on 24 April 2006, completed the disposal of a piece of freehold land for a total cash consideration of RM58,996,876.

(b) The Group had on 19 May 2006 completed the disposal of 21,616,069 ordinary shares of RM1.00 each in Amalgamated Containers Berhad ("ACB") representing approximately 28.94% equity interest in ACB to Lion Corporation Berhad ("LCB") for a total disposal consideration of approximately RM18.88 million, satisfied by the issuance and allotment of 14,410,710 new ordinary shares of RM1.00 each in LCB ("New LCB Shares") at an issue price of RM1.31 each via a conditional take-over offer by LCB.

36. SUBSEQUENT EVENT

Pacific Agriculture And Development Sdn Bhd ("Pacific"), a wholly-owned subsidiary of the Group, had agreed to dispose of a piece of freehold land measuring approximately 276,869 square feet in area (the "Land") to Jemco Sdn Bhd pursuant to the conditional sale and purchase agreement executed on 23 March 2006 for a total cash consideration of RM11,074,680 ("SPA Price").

The Land Administrator had vide the Notice of Award and Offer for Compensation dated 18 May 2006, gave notice to Pacific and the security trustee acting for the benefit of the lender and as the chargee of the Land, to acquire 69,480.33 square feet of the Land for an amount of RM8,492,924 ("Compulsory Land Acquisition").

Consequent to the acceptance of the Compulsory Land Acquisition on 31 July 2006, the SPA Price was adjusted to RM8,295,544 for the remaining unacquired portion of the Land.

The aggregate disposal amount of the Land, upon the acceptance of the offer of the Compulsory Land Acquisition and the adjustment to the SPA Price is RM16,788,467.

37. FINANCIAL INSTRUMENTS

Financial Risk Management Objectives and Policies

The Group's financial risk management policy seeks to ensure that adequate financial resources are available for the development of the Group's businesses whilst managing its risks. The Group operates within clearly defined guidelines that are approved by the Board of Directors for observation in the day-to-day operations for the controlling and management of the risks associated with the financing, investing and operating activities of the Group.

The main areas of financial risks faced by the Group and the policy in respect of the major areas of treasury activity are set out as follows:

Foreign currency risk

The Group's exposure to currency risks are mainly in US Dollar. The Group attempts to limit its exposure in foreign currency by entering into forward contracts wherever possible.

Interest rate risk

The Group's income and operating cash flows are substantially independent of changes in market interest rates. Interest rate exposure arises from the Group's borrowings and deposits. Interest rates of the Group's borrowings are managed through fixed and floating rates. Investments in financial assets are short term in nature and are mostly placed as short term deposits with licensed financial institutions.

Credit risk

Credit risk, or the risk of counterparties defaulting, is controlled by the application of credit approvals, limits and monitoring procedures. Credit risks are minimised and monitored by strictly limiting the Group's associations to mainly business partners with high creditworthiness. Receivables are monitored on an on-going basis via the Group's management reporting procedures.

The Group does not have any significant exposure to any individual customer or counterparty nor does it have any major concentration of credit risk related to any financial instruments.

Market risk

The Group has in place policies to manage its exposure to fluctuation in the prices of the key raw materials used in the operations through close monitoring and buying ahead in anticipation of significant price increase, where possible. For market risk arising from changes in equity prices, the Group manages the disposal of its investments to optimise returns on realisation.

Liquidity and cash flow risks

The Group actively managed its debt maturity profile, operating cash flows and the availability of the funding so as to ensure that all financing, repayment and funding needs are met. As part of the overall prudent liquidity management, the Group endeavours to maintain sufficient levels of cash or cash convertible investments to meet its working capital requirements.

Fair values

The carrying amounts of financial assets and liabilities of the Group and of the Company as at 30 June 2006 approximated their fair values.

	GROUP		COMPANY	
	Carrying amount RM'000	Fair value RM'000	Carrying amount RM'000	Fair value RM'000
Financial assets				
Investments - quoted	88,598	88,613*	49,612	49,612*

* Market values as at financial year end

No disclosure is made for:

(a) Unquoted shares as it is not practical to estimate the fair value because of the lack of market information and the assumptions used in valuation models to value these investments cannot be reasonably determined; and

(b) Balances with subsidiary and associated companies as it is impractical to determine their fair values in view of the uncertainty as to the timing of future cash flows. However, the Group does not anticipate the carrying amounts recorded at the balance sheet date to be significantly different from the values that would eventually be received or settled.

The following methods and assumptions are used to estimate the fair values of the following classes of financial instruments:

(a) Cash and cash equivalents and trade and other receivables/payables

The carrying amounts approximate fair values due to the relatively short term maturity of these financial instruments.

(b) Investment in quoted shares

The fair value of quoted shares is determined by reference to stock exchange quoted market bid prices at the close of the business on the balance sheet date.

(c) Borrowings

The carrying amount of short term borrowings approximates fair value because of the short maturity period. The fair value of long term borrowings is estimated based on the current rates available for borrowings with the same maturity profile.

STATEMENT BY DIRECTORS

We, **JEN (B) TAN SRI DATO' ZAIN MAHMUD HASHIM** and **ONG KEK SENG**, being two of the Directors of **AMSTEEL CORPORATION BERHAD**, do hereby state that, in the opinion of the Directors, the financial statements set out on pages 31 to 92 are drawn up in accordance with the provisions of the Companies Act, 1965 and the applicable approved accounting standards in Malaysia so as to give a true and fair view of the state of affairs of the Group and of the Company as at 30 June 2006 and of the results and cash flows of the Group and of the Company for the financial year ended on that date.

Signed in accordance with a resolution of the Directors dated 20 September 2006.

JEN (B) TAN SRI DATO' ZAIN MAHMUD HASHIM
Chairman

ONG KEK SENG
Managing Director

Kuala Lumpur

STATUTORY DECLARATION

I, **CHENG SIN YENG**, the officer primarily responsible for the financial management of **AMSTEEL CORPORATION BERHAD**, do solemnly and sincerely declare that the financial statements set out on pages 31 to 92 are, in my opinion, correct and I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act, 1960.

Subscribed and solemnly declared by the abovenamed **CHENG SIN YENG** at Kuala Lumpur in the Federal Territory on 20 September 2006.

CHENG SIN YENG

Before me

W-217
P. SETHURAMAN
Commissioner for Oaths
Kuala Lumpur

REPORT OF THE AUDITORS TO THE MEMBERS OF AMSTEEL CORPORATION BERHAD

We have audited the financial statements set out on pages 31 to 92. These financial statements are the responsibility of the Company's Directors. Our responsibility is to form an independent opinion, based on our audit, on these financial statements and to report our opinion to you, as a body, in accordance with Section 174 of the Companies Act, 1965 and for no other purpose. We do not assume responsibility towards any other person for the content of this report.

We conducted our audit in accordance with approved Standards on Auditing in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statements presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and the applicable approved accounting standards in Malaysia so as to give a true and fair view of:

(i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements of the Group and of the Company; and

(ii) the state of affairs of the Group and of the Company as at 30 June 2006 and of the results and cash flows of the Group and of the Company for the financial year ended on that date;

and

(b) the accounting and other records and the registers required by the Companies Act, 1965 to be kept by the Company and by the subsidiary companies of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

Without qualifying our opinion we draw attention to Notes 1.2 and 22 to the financial statements. The ACB Bonds and USD Debts of the Group and Company repayable within the next 12 months amount to RM1,045 million and RM1,040 million respectively. The Group and the Company are actively seeking potential buyers for its assets under its divestment programme and the ability of the Group and Company to repay the ACB Bonds and USD Debts is dependent upon the success in seeking potential buyers within the stipulate timeframe.

The names of subsidiary companies of which we have not acted as auditors are shown in Note 10 to the financial statements. We have considered the financial statements of these subsidiary companies and the auditors' reports thereon.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for these purposes.

The auditors' reports on the financial statements of the subsidiary companies were not subject to any qualification other than as disclosed in Note 10 to the financial statements and did not include any comment made under subsection (3) of Section 174 of the Companies Act, 1965.

ONG BOON BAH & CO
AF: 0320
Chartered Accountants

WONG SOO THIAM
1315/12/06(J)
Partner of the Firm

Kuala Lumpur

MATERIAL CONTRACT INVOLVING DIRECTORS' AND MAJOR SHAREHOLDERS' INTEREST

Put and Call Option Agreement dated 6 September 2003 between (i) the Company, (ii) Tan Sri William H.J. Cheng, a Director and major shareholder of the Company, (iii) Datuk Cheng Yong Kim, a major shareholder of the Company, (iv) Cheng Yong Kwang, (v) Cheng Yong Liang, both brothers of Datuk Cheng Yong Kim, (vi) Lion Industries Corporation Berhad ("LICB"), a company wherein a Director and certain major shareholders of the Company have an interest, and (vii) Lion Asia Investment Pte. Ltd. ("LAI"), a company wherein a Director and certain major shareholders of the Company have an interest, whereby in consideration of the sum of RM1.00 only paid by the Company, LICB and LAI to Tan Sri William H.J. Cheng, Datuk Cheng Yong Kim, Cheng Yong Kwang, Cheng Yong Liang and vice versa and in further consideration of the mutual agreements contained therein, the parties agreed, *inter alia* that :

a) Tan Sri William H.J. Cheng and Datuk Cheng Yong Kim ("Grantors") grant the Company a double put option to require the Grantors to purchase on 15 December 2005 and 15 December 2006; and

b) the Company grants to the Grantors a multiple call option to purchase for a period from 1 June 2004 to 15 December 2006;

a total of RM92.63 million 5-year 2% per annum coupon redeemable convertible unsecured loan stocks at nominal value of RM1.00 each to be issued by Lion Diversified Holdings Berhad ("LDHB"), a company wherein a Director and certain major shareholders of the Company have an interest pursuant to the Sale and Purchase of Shares Agreement dated 6 September 2003 ("LDHB RCULS") (including such shares converted from the LDHB RCULS ("LDHB Shares")), at the consideration to be calculated as follows:

a) in respect of the LDHB RCULS, at the aggregate nominal value for each of the LDHB RCULS plus interest less coupon paid at the exercise date; and

b) in respect of the LDHB Shares, such number of LDHB Shares times the conversion price plus interest less dividend paid as at the exercise date.

LIST OF GROUP PROPERTIES

AS AT 30 JUNE 2006

No.	Address	Tenure/ Expiry Date for Leasehold	Area	Description	Existing Use/ Age of Building (Year)	Net Book Value (RM million)	Date of Acquisition/ Last Revaluation
1.	Geran 26262 Lot 4060 Mukim of Batu Jalan Segambut Kuala Lumpur	Freehold	2.6 hectares	Land	Vacant	2.5	20.6.1974
2.	CT 13782 Lot 692 Section 57, Jalan Nagasari Kuala Lumpur	Freehold	8,624.6 sq metres	Land and buildings	Property under development	93.9	15.12.1995
3.	Lot 2330, Mukim of Beranang Daerah Hulu Langat Selangor	Freehold	29.5 hectares	Mixed development land	Property under development	2.5	13.5.1996
4.	Brooklands 2 Estate Bandar Baru Brooklands Grant 5106 Lot 707 Grant 10886 Lot 1644 & 1647 Grant 10885 Lot 1645 & 1648 Mukim Tanjong Duabelas Kuala Langat, Selangor	Freehold	307.4 hectares	Mixed development land	Property under development	30.5	7.10.1993 and 28.9.1999
5.	Brooklands 3 Estate HS (D) 5377 Lot PT 6339 Mukim Tanjong Duabelas Daerah Kuala Langat Selangor	Freehold	503.4 hectares	Land	Vacant	117.1	31.7.2001
6.	Lot 22, 607, 776, 618-634 Mukim of Beranang Daerah Hulu Langat Selangor	Freehold	259.8 hectares	Mixed development land	Property under development	165.0	7.6.1993
7.	HS (D) 24277 PT 3501 Lot 1, Jalan Waja Bukit Raja Industrial Estate Mukim of Bukit Raja Klang, Selangor	Leasehold 22.10.2088	3.2 hectares	Land and building	Office and factory 18	11.5	22.8.1983
8.	12, Jalan Astaka U8/82 Bukit Jelutong Business & Technology Centre Shah Alam, Selangor	Freehold	1,729.9 sq metres	Industrial land and building	Office 6	2.2	11.10.2000
9.	Lot 8771U, Bandar Ipoh Daerah Kinta, Plot 294B, 294C, 294D, 294E, 294G Lorong Menteri, Ipoh, Perak	Leasehold 10.9.2894	3,313.4 sq metres	Land	Vacant	0.8	30.4.1998
10.	105, Jalan Sultan Abdul Jalil Greentown, Ipoh	Freehold	38,300.0 sq metres (Gross floor area)	Building	Under construction	25.0	31.3.2004

No.	Address	Tenure/ Expiry Date for Leasehold	Area	Description	Existing Use/ Age of Building (Year)	Net Book Value (RM million)	Date of Acquisition/ Last Revaluation
11.	HS (D) 10, PT 6 Bandar Georgetown Section 17 Daerah Timur Laut Penang	Leasehold 8.8.2092	1.0 hectares	Land	Carpark	50.8	5.3.2001
12.	Lot 1, 6 & 537 Merbau Pulas Estate Mukim of Padang Meha District of Kulim, Kedah	Freehold	317.0 hectares	Agriculture land	Vacant	28.1	31.7.2001
13.	Taman Serai Setia Lot 953, Mukim of Sidam Kanan Daerah Kulim, Kedah	Freehold	3.60 hectares	Mixed development land	Property under development	2.7	20.9.1997
14.	Bagan Sena Estate Mukim of Bagan Sena District of Kulim , Kedah	Freehold	1,162.4 hectares	Agriculture land and building	Oil palm and rubber plantation	57.6	31.7.2001
15.	Chembong Estate Mukim of Pedas Daerah Rembau Negeri Sembilan	Freehold	222.0 hectares	Agriculture land and building	Oil palm and rubber plantation	40.2	31.7.2001
16.	Lenggeng Estate Mukim of Lenggeng District of Seremban Negeri Sembilan	Freehold	741.9 hectares	Mixed development land	Oil palm plantation and property under development	78.0	31.7.2001
17.	Chembong Estate Mukim of Rantau Daerah Seremban Negeri Sembilan	Freehold	480.0 hectares	Agriculture land and building	Oil palm and rubber plantation	42.8	31.7.2001
18.	PT 3252-3255, 3677, 4606 Lot 1840-1859 Mukim Bukit Katil Daerah Melaka Tengah Melaka	Leasehold 13.6.2090, 5.12.2090 and 25.5.2093	150.9 hectares	Land and buildings	Golf course and country club 10	93.3	14.6.1991, 6.12.1991 and 26.5.1994
19.	PT 488-490 Kawasan Bandar Hilir Daerah Melaka Tengah Melaka	Leasehold 19.10.2091 and 18.7.2089	7.0 hectares	Land and buildings	Hotel, carpark and property under development 10	56.3	26.7.1991 and 20.10.1992
20.	Lot 2933-2939 Mukim of Tebrau Johor	Freehold	15.3 hectares	Mixed development land	Property under development	15.4	25.10.1995
21.	HS (D) 212081 PTD 111179 Mukim of Plentong Johor Bahru, Johor	Freehold	2,030.8 sq metres	Industrial land	Vacant	1.2	7.5.1998

No.	Address	Tenure/ Expiry Date for Leasehold	Area	Description	Existing Use/ Age of Building (Year)	Net Book Value (RM million)	Date of Acquisition/ Last Revaluation
22.	HS (D) 212082 PTD 111180 Mukim of Plentong Johor Bahru, Johor	Freehold	2,255.6 sq metres	Industrial land	Vacant	1.4	7.5.1998
23.	HS (D) 212199 PTD 111297 Mukim of Plentong Johor Bahru, Johor	Freehold	8,021.6 sq metres	Industrial land	Vacant	3.4	7.5.1998
24.	HS (D) 212200 PTD 111298 Mukim of Plentong Johor Bahru, Johor	Freehold	8,219.9 sq metres	Industrial land	Vacant	3.5	7.5.1998
25.	HS (D) 212298 PTD 111398 Mukim of Plentong Johor Bahru, Johor	Freehold	14,965.0 sq metres	Industrial land	Vacant	4.8	7.5.1998
26.	HS (D) 8003, 8004 & 8005 PDT 168, 168 (A) & 168 (B) Kampung Sedili Kecil Kota Tinggi, Johor	Leasehold 3.10.2010	202.0 hectares	Agriculture land	Vacant	-	30.6.1985
27.	Lot 4, Jalan Singgamata Lahad Datu, Sabah	Leasehold 22.4.2064	174.0 sq metres	Land and building	Vacant 25	0.3	5.8.1991
28.	LG Floor, Block A Kompleks Karamunsing Jalan Tuaran Kota Kinabalu, Sabah	Leasehold 21.1.2901	1,257.3 sq metres	Land and building	Departmental store 18	1.8	14.3.1989
29.	Nyayum Estate Pontianak Kalimantan Barat Indonesia	Location Permit	4,500.0 hectares	Agriculture land	Oil palm plantation	6.6	7.11.1996
30.	Darit Estate Pontianak Kalimantan Barat Indonesia	Location Permit	20,000.0 hectares	Agriculture land	Oil palm plantation	2.0	7.11.1996
31.	Ngabang Estate Pontianak Kalimantan Barat Indonesia	Location Permit	16,500.0 hectares	Agriculture land	Oil palm plantation	15.4	7.11.1996
32.	39, Changchun Chuang Ye Street, Changchun Chaoyang, China	Leasehold 14.7.2027	21,234.0 sq metres	Commercial land and building	Office and hotel 12	66.1	6.9.1994

ANALYSIS OF SHAREHOLDINGS

Share Capital as at 15 September 2006

Authorised Share Capital	:	RM2,000,000,000
Issued and Paid-up Capital	:	RM1,331,174,812
Class of Shares	:	Ordinary shares of RM1.00 each
Voting Rights	:	One (1) vote per ordinary share

Distribution of Shareholdings as at 15 September 2006

Size of Shareholdings	No. of Shareholders	% of Shareholders	No. of Shares	% of Shares
Less than 100	2,554	7.01	106,117	0.01
100 to 1,000	16,768	46.03	8,762,788	0.66
1,001 to 10,000	12,308	33.79	49,157,009	3.69
10,001 to 100,000	4,053	11.13	144,108,677	10.83
100,001 to less than 5% of issued shares	739	2.03	631,329,003	47.43
5% and above of issued shares	3	0.01	497,711,218	37.38
	36,425	100.00	1,331,174,812	100.00

Thirty Largest Registered Shareholders as at 15 September 2006

	Registered Shareholders	No. of Shares	% of Shares
1.	RHB Merchant Nominees (Tempatan) Sdn Bhd -pledged securities account for Lion Corporation Berhad	235,098,987	17.66
2.	Lion Corporation Berhad	179,712,231	13.50
3.	DB (Malaysia) Nominee (Tempatan) Sendirian Berhad -SMS Demag AG for Lion Corporation Berhad	82,900,000	6.23
4.	EB Nominees (Tempatan) Sendirian Berhad -EON Bank Berhad	45,877,176	3.45
5.	RHB Merchant Nominees (Tempatan) Sdn Bhd -pledged securities account for Lion Industries Corporation Berhad	38,781,283	2.91
6.	RHB Merchant Nominees (Tempatan) Sdn Bhd -pledged securities account for Silverstone Corporation Berhad	34,012,605	2.56
7.	Alliancegroup Nominees (Asing) Sdn Bhd -Bayerische Landesbank (Hong Kong Branch)	20,059,383	1.51
8.	Mayban Nominees (Tempatan) Sdn Bhd -J.P. Morgan Chase Bank Berhad (250168)	19,399,400	1.46
9.	AMMB Nominees (Tempatan) Sdn Bhd -AmTrustee Berhad for Amsteel Mills Sdn Bhd (7/974-1)	19,211,931	1.44
10.	Citigroup Nominees (Asing) Sdn Bhd -GSCO for Avenue Asia Special Situations Fund III, LP	16,333,556	1.23
11.	Affin Nominees (Asing) Sdn Bhd -Wide Fidelity Limited for Limpahjaya Sdn Bhd	14,995,653	1.13

Registered Shareholders		No. of Shares	% of Shares
12.	Kumpulan Perangsang Selangor Berhad	14,738,956	1.11
13.	HSBC Nominees (Asing) Sdn Bhd -Bank of America, National Association, Labuan Branch	14,010,350	1.05
14.	Citigroup Nominees (Asing) Sdn Bhd -GSCO for Avenue Asia International, Ltd	13,294,341	1.00
15.	HSBC Nominees (Asing) Sdn Bhd -HSBC BK PLC for Spinnaker Global Emerging Markets Fund Limited	10,991,729	0.83
16.	RHB Merchant Nominees (Tempatan) Sdn Bhd -pledged securities account for Lion Corporation Berhad (LCB-B1)	10,436,759	0.78
17.	Tee Yeow	10,000,000	0.75
18.	HSBC Nominees (Asing) Sdn Bhd -Clear for Erste Bank Der Oesterreichischen Sparkassen AG	8,847,164	0.66
19.	Citigroup Nominees (Asing) Sdn Bhd -GSCO for Avenue Asia Equity International, Ltd	7,920,922	0.60
20.	RC Nominees (Asing) Sdn Bhd -BNP Paribas (Labuan Branch)	7,895,602	0.59
21.	Mayban Nominees (Asing) Sdn Bhd -DBS Bank for Agricultural Bank of China (S'pore Branch)	7,743,602	0.58
22.	Citigroup Nominees (Asing) Sdn Bhd -Citigroup GM Inc for Avenue Asia Investment, LP	7,647,369	0.57
23.	Citigroup Nominees (Asing) Sdn Bhd -GSCO for Avenue Asia Equity Investments, L.P.	7,227,378	0.54
24.	Lim Seng Chee	6,518,800	0.49
25.	Citigroup Nominees (Asing) Sdn Bhd -CBHK for Standard Merchant Bank (Asia) Limited (STD BK Asia LTD)	6,294,361	0.47
26.	RHB Merchant Nominees (Tempatan) Sdn Bhd -pledged securities account for Limpahjaya Sdn Bhd (LCB-B3)	5,804,320	0.44
27.	Tee Yeow	5,750,720	0.43
28.	Heng Nam Import & Export (M) Sdn Bhd	5,299,000	0.40
29.	Projek Lebuhraya Utara-Selatan Berhad	5,052,784	0.38
30.	HSBC Nominees (Asing) Sdn Bhd -BNY Brussels for Banc of America Securities Limited	4,829,467	0.36

Substantial Shareholders as at 15 September 2006

Substantial Shareholders	Direct Interest No. of Shares	Direct Interest % of Shares	Indirect Interest No. of Shares	Indirect Interest % of Shares
1. Tan Sri Cheng Heng Jem	–	–	629,038,255	47.25
2. Datuk Cheng Yong Kim	87,000	0.01	595,025,650	44.70
3. Lion Realty Pte Ltd	–	–	594,686,450	44.67
4. Lion Development (Penang) Sdn Bhd	–	–	594,686,450	44.67
5. Horizon Towers Sdn Bhd	–	–	594,686,450	44.67
6. Lion Corporation Berhad	508,147,977	38.17	86,538,473	6.50
7. Lion Industries Corporation Berhad	38,781,283	2.91	555,905,167	41.76
8. Amsteel Mills Sdn Bhd	19,211,931	1.44	575,474,519	43.23
9. LLB Steel Industries Sdn Bhd	–	–	594,686,450	44.67
10. Steelcorp Sdn Bhd	–	–	594,686,450	44.67
11. Lion Diversified Holdings Berhad	3,318,501	0.25	591,367,949	44.42
12. LDH (S) Pte Ltd	–	–	594,686,450	44.67

Directors' Interests in Shares in the Company and its Related Companies as at 15 September 2006

The Directors' interests in shares in the Company and its related companies as at 15 September 2006 are as follows:

	Nominal Value Per Ordinary Share	Direct Interest No. of Shares	Direct Interest % of Shares	Indirect Interest No. of Shares	Indirect Interest % of Shares
The Company					
Tan Sri William H.J. Cheng	RM1.00	-	-	629,038,255	47.25
Tan Siak Tee	RM1.00	10,000	*	-	-
Related Companies					
Tan Sri William H.J. Cheng					
Ambang Maju Sdn Bhd	RM1.00	-	-	70,000	70.00
Ayer Keroh Resort Sdn Bhd	RM1.00	-	-	20,000,000	100.00
Bungawang Sdn Berhad	RM1.00	-	-	25,000	100.00
Crystavel Sdn Bhd (In Liquidation – Voluntary)	RM1.00	-	-	998	99.8
Davids Warehousing Sdn Bhd (In Liquidation – Voluntary)	RM1.00	-	-	4,080,000	51.00
Dwiwater Sdn Bhd	RM1.00	-	-	5,252	52.52
Kobayashi Optical Sdn Bhd	RM1.00	-	-	700,000	70.00
Lion Mutiara Parade Sdn Bhd	RM1.00	-	-	6,000,000	60.00
Lion Plantations Sdn Bhd	RM1.00	-	-	8,000,000	100.00
Salient Care Sdn Bhd	RM1.00	-	-	1,400,000	70.00

	Nominal Value Per Ordinary Share	Direct Interest No. of Shares	Direct Interest % of Shares	Indirect Interest No. of Shares	Indirect Interest % of Shares
Secom (Malaysia) Sdn Bhd	RM1.00	-	-	5,100,000	51.00
Visionwell Sdn Bhd	RM1.00	-	-	16,000,000	80.00
Masoni Investment Pte Ltd	**	-	-	9,500,000	100.00
P T Amsteel Securities Indonesia	Rp1,000	-	-	9,350,000	85.00
P T Kebunaria	Rp1,000,000	-	-	17,000	85.00

Investments in the People's Republic of China	Indirect Interest Investment (Rmb)	Indirect Interest % holding
Jilin Motor City Park Hotel Co Ltd	60,000,000	60.00

	Nominal Value Per Preference Share	Direct Interest No. of Shares	Direct Interest % of Shares	Indirect Interest No. of Shares	Indirect Interest % of Shares
Related Companies					
Ong Kek Seng					
Hy-Line Berhad	RM1,000	1	*	-	-
Tan Sri William H.J. Cheng					
Lion Mutiara Parade Sdn Bhd	RM0.01	-	-	8,400,000	60.00
Hy-Line Berhad	RM1,000	-	-	2,483	70.94

Notes:

* *Negligible*

** *Shares in companies incorporated in Singapore do not have a par value*

Other than as disclosed above, the Directors of the Company do not have any other interest in shares in the Company or its related companies.

INFORMATION ON LEVEL 1 SPONSORED AMERICAN DEPOSITARY RECEIPT PROGRAMME

The Company has registered with the Securities and Exchange Commission of the United States of America a Level 1 Sponsored American Depositary Receipt ("ADR") Programme on 30 December 1992.

Under the ADR Programme, a maximum of 5% of the total issued and paid-up share capital of the Company will be traded in the US OTC Market in the United States of America in the ratio of one ADR for every one ordinary share of RM1.00 each fully paid in the Company. The Company's trading symbol on the US OTC Market is AMSBY and its CUSIP number is 032182206.

The depositary bank for the ADR Programme is The Bank of New York and the sole custodian of the Company's shares for the ADR Program is Malayan Banking Berhad ("MBB"), Kuala Lumpur.

As at 15 September 2006, 60,196 shares representing 0.005% of the total issued and paid-up share capital of the Company were deposited with MBB for the ADR Programme.

OTHER INFORMATION

(I) Non-audit Fees

The amount of non-audit fees paid or payable to external auditors for the financial year was RM22,000.

(II) Recurrent Related Party Transactions

The aggregate value of transactions conducted during the financial year ended 30 June 2006 are as follows:

Nature of Recurrent Transactions	Related Parties	Amount RM'000
(1) Property		
Provision and obtaining of rental of premises	Lion Industries Corporation Berhad Group ("LICB Group") [1]	783
	Lion Diversified Holdings Berhad Group ("LDHB Group") [1]	126
	Amalgamated Containers Berhad Group ("ACB Group") [1]	620
(2) Plantation and agricultural products		
Provision of landscaping projects or services	Lion Development (Penang) Sdn Bhd Group [1]	1,634
	LICB Group [1]	252

(II) Recurrent Related Party Transactions (continued)

Nature of Recurrent Transactions	Related Parties	Amount RM'000
(3) Other general transactions		
(i) Sale of tools, dies and spare parts	LICB Group [1]	4,957
	LCB Group [1]	5,669
	ACB Group [1]	400
	LFIB Group [1]	103
(ii) Provision of transportation and forwarding services	LICB Group [1]	1,643
	LCB Group [1]	13,001
(iii) Provision of security services and security communication equipment	LDHB Group [1]	338
	LCB Group [1]	93
	LICB Group [1]	230
	SCB Group [1]	174
(iv) Purchase of SECOM sensors and security alarm control panel	Secom Co Ltd Group [2]	1,266
(v) Purchase of tyres	SCB Group [1]	574
(vi) Obtaining of legal services	C.S. Tang & Co [3]	271
(vii) Commission payable on consignment sales	LDHB Group [1]	2,044

Notes:

"Group" includes subsidiary and associated companies.

(1) Companies in which a Director and certain major shareholders of the Company have interests.

(2) Major shareholder of a subsidiary of the Company.

(3) A law firm in which a Director of the Company is a partner.

(III) Status of Utilisation of Proceeds from Corporate Proposals as at 30 September 2006

	Proposed Utilisation	Utilisation Status	
		Actual	Unutilised/ Outstanding
	RM'mil	RM'mil	RM'mil
1. Disposal of 100% equity interest in Optima Jaya Sdn Bhd ("OJSB") to Boustead Properties Berhad ("Boustead"), comprising 150,000 ordinary shares of RM1.00 each for a consideration of RM150,000 and settlement of debts owing by OJSB to the Company and novation and assumption by the Company of certain liabilities of OJSB amounting to RM201.0 million for an amount of RM113.85 million, satisfied in the following manner:			
a) RM10.0 million in cash; and			
b) the balance paid in the form of 23.11 million ordinary shares of RM1.00 each in Boustead valued at RM4.50 each.			
Settlement of outstanding amounts owing to Itochu Corporation, Pancaran Abadi Sdn Bhd and Takenaka (Malaysia) Sdn Bhd.	114.00	49.21	[1] 64.79
2. Disposal of approximately 1,512 million new ordinary shares of HKD0.01 each in CIL Holdings Limited ("CIL") received pursuant to a scheme of arrangement proposed by CIL to Ambang Jaya Sdn Bhd and Angkasa Marketing (Singapore) Pte Ltd in settlement of debts owing by CIL.			
a) Estimated expenses	0.02	0.02	–
b) Redemption/repayment of ACB Bonds and USD Debts	5.30	1.51	[2] 3.79
	5.32	1.53	3.79

Note:

[1] *The unutilised portion is represented by Boustead shares deposited in a pledged securities account. On 16 August 2004, the Company obtained its shareholders' approval to dispose of these shares. Dividends and proceeds from disposal of these shares will be utilised to meet scheduled principal and interest payment to a creditor.*

[2] *The outstanding portion is pending settlement from CIL. The Group has taken legal action to recover the outstanding portion.*

(IV) Status of Conditions Imposed by the Securities Commission ("SC")

The status of the various conditions imposed by the SC in its approval of the GWRS are as follows:

(a) Status of Compliance on Restructuring of Organisational and Financial Management System

As mentioned in the previous years' Annual Report, the Group had strengthened its Organisational and Financial Management System through the recruitment of experienced and capable personnel to head the Group's operations and the streamlining of the management reporting system. Whilst the identification and recruitment of further specialised and skilled human resources is an ongoing process, the Group, as reported previously, had complied with all material recommendations by PricewaterhouseCoopers Consulting Sdn Bhd ("PwC") as set out in the Circular to Shareholders dated 9 January 2003. Summarised below are the current organisational and financial management structure.

1. Organisation Structure

As proposed by PwC, the Lion Group organisation structure is currently segregated into three (3) distinct levels covering the structure at the overall Group Management level, Public Listed Company ("PLC") Management level and also the structure at the various key operating companies ("KOCs") level.

1.1 Group Management Structure

The Group Executive Chairman heads and oversees the Group's functions and his primary duties include, amongst others, the setting of overall strategic and business directions for the Lion Group to ensure shareholders' values are achieved and also to ensure that the objectives of the GWRS are met. In the discharge of his duties, he is supported by the various high level committees including the Group Investment Committee and the Group Management Committee. Members of these committees comprise Group Directors, Group Executive Directors and the Managing Directors of the PLCs. The post of Group Finance Director is currently overseen by a Group Executive Director.

1.2 Amsteel Corporation Berhad ("Amsteel") Management Structure

The Amsteel's management structure is headed by a well-balanced and experienced Board of Directors. Reporting directly to the Board is the Managing Director ("MD") who is accountable for the financial performance and profitability of Amsteel as well as the implementation of various strategic business plans and objectives of the Amsteel Group. Together with the Financial Controller, they are responsible for overseeing the divestment plans of the Amsteel Group. The Chief Executive Officer ("CEO") and General Managers of the various KOCs also report directly to the MD. The Board is also supported by the Audit Committee which comprises a majority of independent Directors. The Audit Committee is assisted by the internal audit function.

1.3 KOC Organisation Structure

Each KOC is headed by a CEO who is responsible for the operational and financial performance and profitability of the KOC. His team includes the Financial Controller and also the heads of department of manufacturing, sales and marketing, management information system and human resource.

2. Financial Management

The recommendations from PwC to streamline the reporting processes for our China operations as well as to meet the stringent reporting requirements of the GWRS have largely been put in place via the enhancement in the reporting packages in terms of consistency and completeness. The management is also working closely with the Monitoring Accountants to ensure Amsteel's financial performance is reported to its lenders in a timely and comprehensive manner.

The Amsteel Group's financial management system has been further strengthened following the establishment of the Corporate Risk Management framework which seeks to identify, evaluate, control and monitor various risk profiles faced by the Group.

(b) **Status of the Proposed Divestment Programme ("PDP")**

(i) **Status of the assets to be divested**

			Subsequent to December 2005			
				Proceeds received / to be received (Jan - Dec 06)		
Stages of assets to be divested	**PDP (Per GWRS)**	**Completed before Dec 2005**	**Concluded Sales Total**	**Actual Jan - June 2006**	**Projected Jul - Dec 2006**	**Total Jan - Dec 2006**
	RM' mil	**RM' mil**	**RM' mil**	**RM' mil (a)**	**RM' mil (b)**	**RM' mil (a) + (b)**
By December 2002						
Steel manufacturing assets	10.00	10.00	-	-	-	-
Warehouse	3.14	3.14	-	-	-	-
Equity interest in property holding company	38.73	38.73	-	-	-	-
Listed shares in financial services company	70.00	70.00	-	-	-	-
Listed shares in industrial products company	25.86	25.86	-	-	-	-
Listed shares	3.22	4.57	-	-	-	-
By December 2003						
Equity interest/assets in financial services company	74.32	42.25	-	-	-	-
Equity interest in retailing companies	127.47	127.47	-	-	-	-
Shares in unlisted/listed companies, freehold land, factory and shoplots in Parade	158.63	58.21	-	-	-	-
By December 2004						
Leasehold land	4.86	11.83	-	-	-	-
Equity interest in retailing companies	315.45	315.45	-	13.26	32.63	45.89
Freehold land, property holding and shoplots in Parade	348.29	4.91	59.00	59.00	-	59.00
By December 2005						
Equity interest in retailing companies	12.87	12.87	-	-	-	-
Hotel and freehold land	240.71	-	-	-	-	-
By December 2006						
Equity interest in retailing companies	93.23	12.52	-	-	-	-
Freehold land, unlisted shares in companies, shopping centres, golf club and medical centre	1,063.76	220.70	-	-	-	-
Total	2,590.54	958.51	59.00	72.26	32.63	104.89

The Group will, if necessary, divest other assets which are not part of the PDP, to redeem/repay the ACB Bonds and USD Debts.

(ii) Transactions completed in the previous financial years and utilisation of the divestment proceeds received

	Proposed Utilisation	Utilisation Status	
		Actual	Unutilised/ Outstanding
	RM'mil	RM'mil	RM'mil
(a) Disposal of 226,716,252 ordinary shares of RM1.00 each in Lion Corporation Berhad, at a cash consideration of RM1.00 per share.			
(b) The entire equity interest in the Parkson Retail Group for an aggregate consideration of RM364.23 million and the settlement of inter-company balances of RM104.08 million to be satisfied by cash payment of RM144.82 million, deferred cash payment of RM230.86 million and issuance of RM92.63 million nominal value of redeemable convertible unsecured loan stocks.			
i) Estimated expenses	1.62	0.65	0.97
ii) Redemption/repayment of ACB Bonds and USD Debts	693.41	660.78	32.63
	695.03	661.43	33.60

(iii) Plans to overcome any projected shortfall

The Group will continue to actively seek potential buyers for the assets/companies under its PDP.

This page has been left blank intentionally

AMSTEEL CORPORATION BERHAD
(Incorporated in Malaysia) (20667-M)

FORM OF PROXY

CDS ACCOUNT NUMBER

			-				-								

I/We ....

I.C. No./Company No. ....

of...

being a member/members of AMSTEEL CORPORATION BERHAD, hereby appoint ....

....

I.C. No. ....

of...

or failing whom, ...

I.C. No. ....

of...

as my/our proxy to vote for me/us and on my/our behalf at the Thirty-First Annual General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 13 November 2006 at 9.15 am and at any adjournment thereof.

RESOLUTIONS	FOR	AGAINST
1. To receive and adopt the Directors' Report and Audited Financial Statements		
2. To approve Directors' fees		
3. To re-elect as Director, Y. Bhg. Tan Sri William H.J. Cheng		
4. To re-elect as Director, Mr Tan Siak Tee		
5. To re-appoint as Director, Y. Bhg. Jen (B) Tan Sri Dato' Zain Mahmud Hashim		
6. To re-appoint Auditors		
7. Authority to Directors to issue shares		
8. Proposed Shareholders' Mandate for Recurrent Related Party Transactions		

Please indicate with an "X" how you wish your vote to be cast. If no specific direction as to voting is given, the proxy will vote or abstain at his discretion.

As witness my/our hand this ....day of... 2006

Signed: ....

No. of shares: ....

In the presence of: ....

Representation at Meeting:

- A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.
- An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.
- The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.
- Form of Proxy sent through facsimile transmission shall not be accepted.

